 QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on July 10, 2000

Registration No. 333-32952

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
FORM S-1/A
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MERRILL CORPORATION
(Exact name of registrant as specified in its charter)

Minnesota	2750	41-0946258
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Merrill Circle
St. Paul, Minnesota 55108
Telephone No.: (651) 646-4501
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Steven J. Machov
Vice President, General Counsel and Secretary
Merrill Corporation
One Merrill Circle
St. Paul, Minnesota 55108
Telephone No.: (651) 646-4501
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Amy E. Culbert
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402
(612) 607-7000

    Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell nor is it soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 10, 2000

PROSPECTUS

[MERRILL CORPORATION LOGO]

CLASS B COMMON STOCK
WARRANTS TO PURCHASE CLASS B COMMON STOCK

Securities Being Offered

•  This prospectus relates to the resale of 140,000 warrants to purchase shares of our class B common stock by the holders named under the heading "Warrantholders" in this prospectus or in an accompanying supplement to this prospectus.

•  This prospectus also relates to the issuance and sale of 172,182 shares of our class B common stock issued upon the exercise of the warrants.

•  All of the shares of class B common stock and warrants being registered may be offered and sold from time to time by the named holders.

Use of Proceeds

•  We will not receive any proceeds from the sale of the shares of class B common stock or warrants by the selling holders, other than payment of the exercise price of the warrants.

Trading Market

•  There is no public market for the class B common stock or the warrants. Neither the class B common stock nor the warrants are listed on any national securities exchange or included in any automated quotation system.

Offering Expenses

•  We have agreed to bear specific expenses in connection with the registration and sale of the warrants and the shares of class B common stock being offered by the selling holders.

Risk Factors

•  See "Risk Factors" on page 7 of this prospectus for a discussion of risks that you should consider before purchasing the warrants or shares of class B common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS IS DATED        , 2000

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

    In this prospectus, "Merrill," the "company," "we," "us" or "our" refer to Merrill Corporation and its subsidiaries, except where the context makes clear that the reference is only to Merrill Corporation itself and not its subsidiaries. "Merrill Communications LLC" refers to Merrill Communications LLC, a wholly owned subsidiary of Merrill Corporation. "DLJMB" refers to DLJ Merchant Banking Partners II, L.P. "DLJ Merchant Banking funds" and "DLJMB funds" refer to DLJ Merchant Banking Partners II, L.P. and certain of its affiliated funds.

    Our fiscal year ends on January 31 of each year. Unless the context indicates otherwise, whenever we refer in this prospectus to a particular fiscal year, we mean the fiscal year ending in that particular calendar year.

i

PROSPECTUS SUMMARY

    This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, our company and our securities, we encourage you to read this entire prospectus.

SUMMARY OF THE TERMS OF THE WARRANTS

    We issued the warrants as part of units in a transaction exempt from the registration requirements of the Securities Act of 1933. Each unit consisted of $1,000 principal amount of 12% senior subordinated notes due 2009 (which we refer to as "notes" in this prospectus) and one warrant to purchase 1.22987 shares of our class B common stock.

Warrants	140,000 warrants which entitle the holders to purchase an aggregate of 172,182 shares of our class B common stock, currently representing approximately 3% of our class B common stock on a fully diluted basis, assuming exercise of all outstanding options and warrants.
Exercise	Each warrant entitles the holder to purchase 1.22987 shares of our class B common stock at an exercise price of $22.00 per share. The warrants are exercisable at any time on or after November 1, 2001, and prior to May 1, 2009, the expiration of the warrants. The exercise price and number of shares of our class B common stock issuable upon exercise of the warrants are subject to adjustment from time to time upon the occurrence of any of the events described under the heading "Description of Warrant—Adjustments", beginning on page 70, including:
• particular distributions of shares of our class B common stock;
• issuances of options or convertible securities;
• dividends and distributions; and
• particular changes in our options and convertible securities.
A warrant does not entitle its holder to receive any dividends paid on shares of our class B common stock.
Expiration	May 1, 2009.

OUR COMPANY

    We are a diversified communications and document services company applying advanced information systems and intranet/Internet technology to provide a broad range of services to our financial, legal and corporate clients. Our services integrate traditional composition, imaging and printing services with document management, distribution, marketing and software solutions. This integrated approach helps streamline the preparation and distribution of business-to-business communications materials. We serve our domestic clients through 37 business centers in 29 cities throughout the United States, and our international clients through offices in Paris and London, a strategic alliance in Canada and other alliances with local document service providers in Asia, Latin America and Australia.

    Our business strategy is to help our clients communicate more effectively with their clients. We pursue this strategy by providing a total outsourcing solution for all of our clients' business-to-business communications and document needs. As part of our strategy, we focus on specific client segments that have substantial and complex communications requirements for which we develop an expertise that we believe provides us with a significant competitive advantage. Our service offering is often fully integrated with our clients' internal processes, and in many cases we have dedicated full-time personnel situated on-site at our clients' locations. As a result, we have built strong, long-lasting relationships with clients that have trusted us to manage their time sensitive, confidential documents and their branded promotional materials. We believe that these strong, trusted relationships help provide us with a more stabilized source of cash flow.

    As part of our efforts in helping our clients communicate more effectively with their clients, we have been a leader in introducing electronic, digital and Internet-based solutions that add value to traditional printing services. We have designed our service offering to take advantage of our strong technological capabilities in web-based information, document collaboration and distribution and in electronic document imaging, coding and retrieval. The proprietary technology embedded within our services further strengthens our client relationships and the integration of our service offering into our clients' communication processes, which in turn leads to more stabilized cash flows. Furthermore, these capabilities allow us to wrap value-added technology-based communications solutions around basic services, such as printing, thereby allowing us to command higher margins. Our technology expertise has also positioned us as a leader in the evolution of document creation, management and distribution in both print and electronic formats. We view our technology expertise as an important competitive advantage and we have made a significant investment in this area. Currently, we have a team of approximately 235 project managers, software developers, and support personnel responsible for the design, development and implementation of our technology-based offerings.

    We have grown rapidly since our inception, both through internal growth and acquisitions. Since 1993, we have made 13 acquisitions, taking advantage of the consolidation opportunities presented in some of the fragmented market segments in which we participate. Through our growth, we have also expanded the diversity of our service offering and our client base.

    As part of the realignment in our corporate structure in February 1999, we shifted from a geographically based matrix organization into five business units in order to provide clearer accountability, quicker decision making, sharper operational focus within each line of business and to better enable us to capitalize on the growth opportunities within each of our markets. We continue to leverage our information technology concepts across all business units. Our business units are organized under two reportable segments, Specialty Communication Services and Document Services.

Specialty Communication Services

    The Specialty Communication Services segment provides our financial, investment company and corporate clients with information technology-based solutions for the production and distribution of transactional financial documents, marketing materials, compliance documents and branded promotional materials.

  •
  Financial Document Services. We produce and distribute (electronic and paper) time critical, transactional financial documents, such as registration statements, prospectuses, offering memoranda and other printed materials that are part of business financings, mergers and acquisitions. We also produce compliance and reporting documents, such as annual and quarterly reports and proxy statements, that are either mailed or made electronically available to shareholders. In the financial printing market, we are one of three international financial printers with a nationwide network and recognized brand name.

  •
  Investment Company Services. We design, produce, print and distribute marketing materials and compliance documents for public and private investment funds, insurance companies, banks and variable annuity providers, principally in the United States. We also offer software solutions that assist our fund clients with the creation and assembly of fund documents. We currently provide services to eight of the top 10 fund families, in terms of total assets, and we have had relationships with our top 10 fund clients for an average of over 12 years.

  •
  Managed Communications Programs. We provide comprehensive business communications solutions from design to distribution, using fully integrated, customized, print-on-demand communications materials and branded products. For a majority of our clients, we offer a large number (often in excess of 200) of branded promotional products, including business cards, letterhead, product brochures, customer newsletters, retail forms, point-of-purchase materials and "high end" marketing materials. We focus on customer segments with complex distribution requirements and a need to maintain a consistent brand image among dispersed operations, including franchise, retail and agent networks. We believe we are the leading provider of communications management solutions to the real estate brokerage industry. Our clients include some of the largest and most respected real estate brands in the United States, such as Century 21 Real Estate Corporation, Coldwell Banker Corporation, ERA Franchise Systems, Inc., Prudential Real Estate Affiliates and RE/MAX International, Inc., as well as some of the nation's premier marketers, such as Aon Corporation, AXA Financial, Inc. (formerly The Equitable Companies Incorporated), Cendant Corporation, Eddie Bauer, Inc., Nordstrom, Inc. and Visa U.S.A., Inc.

  •
  Merrill Print Group. We offer comprehensive digital prepress, printing and fulfillment services to our other business units and to corporations, design firms and governmental agencies. We maintain an outsourcing strategy and a low fixed-cost asset base in order to maximize the utilization rate of our printing assets. As a result, our capital expenditures are lower than those of a traditional commercial printing company. In addition, we believe our low fixed-cost asset base and outsourcing strategy provide us with a competitive advantage during downturns in printing market demand, when the impact on our profitability is minimized relative to our competition.

Document Services

    Our Document Management Services business unit provides law firms, corporate legal departments, investment banks and other professional services firms with information management products and services designed to enhance productivity and reduce costs. We provide a total outsourcing solution to our clients' information management needs, including providing all of the staff, technology and equipment necessary to manage the varying levels of demand associated with this function. We operate 84 document service centers on-site at client locations in 11 U.S. metropolitan markets. In these centers, we manage a range of services, including document imaging, copying, fax management and desktop publishing. We offer these services typically over a three to five year contractual period. Supporting this business are over 500 of our employees resident in our clients' facilities. We also manage reprographics and regional imaging centers that provide litigation support for small and large-scale assignments. In addition, we offer a sophisticated, web-based litigation support software program that enhances our clients' productivity in the storage and retrieval of legal documents associated with complex corporate and litigation matters.

THE MERGER

    On November 23, 1999, we merged with Viking Merger Sub, Inc. pursuant to an Agreement and Plan of Merger between Merrill and Viking Merger Sub dated as of July 14, 1999, as amended. As a result of the merger, each share of our common stock outstanding immediately prior to the merger converted into the right to receive $22.00 in cash. John W. Castro, our President and Chief Executive Officer, and Rick R. Atterbury, our Executive Vice President and Chief Technology Officer, retained an equity interest in our company representing a then 23.4% of our outstanding capital stock (excluding warrants). The merger was accounted for as a recapitalization and consequently had no impact on our historical basis of assets and liabilities nor resulted in the recording of any goodwill.

    The merger was financed by (1) $220.0 million of proceeds from new senior secured term loans entered into among Merrill Communications LLC, DLJ Capital Funding, Inc., as lead arranger and syndication agent, Wells Fargo Bank, N.A., as documentation agent, and U.S. Bank National Association, as administrative agent, and the other lenders party thereto, (2) approximately $136.2 million of proceeds from the issuance by Merrill of units, each consisting of $1,000 principal amount of 12% senior subordinated notes due 2009 and one warrant to purchase 1.22987 shares of class B common stock, and (3) approximately $110.7 million of proceeds from the issuance by Merrill of class B common stock, preferred stock and warrants to DLJ Merchant Banking Partners II, L.P. and other investors.

OUR ADDRESS

    Our principal executive offices are located at One Merrill Circle, St. Paul, Minnesota 55108. Our telephone number is (651) 646-4501 and our worldwide web site is www.merrillcorp.com. The information contained in our web site is not incorporated by reference into this prospectus.

    We own or have the rights to various trademarks or trade names used in our business, including the following: Merrill®, Merrill e-Collaborate™, Merrill e:Proof™, Merrill<>Link™, MDB<>Link™, Merrill TextManager™, MerrillReports™, MerrillConnect™, Merrill@ccess™, Merrill net:Prospect™, Merrill UR Law™ and EFD™.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

    The table below includes summary historical and unaudited pro forma consolidated financial data for our company. The summary historical consolidated financial data is derived from our consolidated financial statements and the related notes, which are included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data is derived from our historical financial data and give effect to the transactions described in "Unaudited Pro Forma Consolidated Financial Data" included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of our financial position or results of operations if those transactions had actually occurred on those dates, and is not necessarily indicative of our future results of operations or financial position. You should read the information contained in this table in conjunction with the information under the headings "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Data" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

	Year Ended January 31,								Three Months Ended April 30,
	1997		1998		1999		2000		1999		2000
	(dollars in millions)
Operating Data:
Revenue	$353.8		$459.5		$509.5		$587.7		$131.8		$169.4
Gross profit	126.3		164.1		178.9		194.3		47.3		54.6
Operating income	36.3		50.0		51.2		5.3		9.5		8.2
Net income (loss) available to common	17.8		26.0		26.5		(17.6)		4.5		(3.0)
Other Data:
EBITDA (1)	$49.8		$67.6		$71.1		$28.5		$14.7		$14.1
Adjusted EBITDA (1)	49.8		67.6		71.1		74.2		14.7		16.6
Capital expenditures	9.2		17.1		16.5		14.9		2.8		2.3
Cash interest expense	4.1		4.3		4.0		12.8		1.1		9.6
Depreciation and amortization (2)	13.4		17.6		19.9		23.4		4.9		6.2
Ratio of earnings to fixed charges	6.3	x	7.6	x	7.8	x	0.5	x	5.5	x	0.9	x
Net cash provided by (used in) operating activities	8.5		30.9		55.8		(20.0)		(30.4)		(37.4)
Net cash used in investing activities	(35.8)		(30.1)		(23.1)		(71.8)		(54.3)		(8.2)
Net cash provided by (used in) financing activities	20.4		(3.4)		(11.8)		82.8		65.3		38.7
	Pro Forma
	Year Ended January 31, 2000		Three Months Ended April 30, 1999
	(dollars in millions)
Pro Forma Data:
Revenue	$610.0		$152.3
EBITDA (1)	32.8		18.3
Adjusted EBITDA (1)	78.5		18.3
Capital expenditures	15.0		3.7
Cash interest expense	39.8		9.8
Ratio of Adjusted EBITDA to cash interest expense	2.0	x	1.9	x

	As of January 31,		As of April 30,
	1999	2000	2000
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$23.5	$14.5	$7.5
Total assets	265.9	354.9	396.3
Total debt (3)	41.9	356.3	387.8
Preferred stock (4)	—	35.7	37.3
Shareholders' equity (deficit) (3)(4)(5)	141.2	(129.5)	(125.3)

(1)
Earnings before interest, taxation, depreciation and amortization (EBITDA) is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with accounting principles generally accepted in the United States). We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. Adjusted EBITDA, which represents EBITDA, as defined, adjusted for non-recurring merger costs and start-up and transitional costs related to international operations and certain new customer accounts is presented because we believe it is a meaningful indicator of our operating performance.

(2)
Depreciation and amortization includes a $1.2 million and $0.1 million goodwill writedown for the years ended January 31, 1999 and 2000, respectively.

(3)
Represents total debt net of $3.8 million and $3.5 million of unamortized discount associated with the units as of January 2000 and April 30, 2000, respectively. In addition, for accounting purposes, a $1.7 million value has been ascribed to the warrants and has been classified as additional paid-in-capital under shareholders' equity.

(4)
In connection with the merger, certain affiliates of DLJMB and institutional investors purchased preferred stock and warrants for total consideration of $40.0 million. For accounting purposes, a $5.5 million value has been ascribed to the warrants and has been classified as additional paid-in-capital under shareholders' equity. Prior to November 15, 2004, dividends will accrete to the liquidation value of the preferred stock unless the holders elect to receive such dividends in the form of additional shares of preferred stock. After November 15, 2004, dividends are payable in cash.

(5)
In connection with the merger, DLJMB funds invested $70.7 million, and Messrs. Castro and Atterbury invested, through the retention of existing shares, $21.5 million of common equity for a then 23.4% equity interest in our company (excluding warrants).

RISK FACTORS

    In deciding whether to purchase the warrants or shares of class B common stock, you should consider the risks associated with the nature of our business and the risk factors relating to our indebtedness, the warrants and our class B common stock in addition to the other information contained in this prospectus.

Risks relating to our business

  A material amount of our revenue is derived from traditional printing services, and we may not be able to reduce our dependence on this revenue if our focus on value-added technology is not successful.

    An important objective of our business plan is to reduce the proportion of our revenue derived from traditional, transaction-related printing services by focusing on the value we can add to those services through our platform of advanced electronic, digital and Internet-based solutions. We believe that this focus, which emphasizes highly customized services, will lead to more stable recurring revenue from long-term contracts and to more opportunities to become a client's preferred vendor for new or enhanced products and services. While our track record for creating and selling technology-based solutions is strong so far, this strategy has many risks, including the following:

  •
  the pace of technological changes affecting our business units and our clients' needs has been rapid and could make some of our products and services obsolete before we have recovered the cost of developing them or obtained the planned return on our investment;

  •
  product innovations and effective servicing of our client relationships require a large investment in personnel and training. The market for technical staff is exceptionally competitive, and we may not be able to attract and retain sufficient qualified personnel to implement our plan fully;

  •
  because technology-based markets are evolving so rapidly, they are very fragmented, with numerous competing products and services. The markets are particularly fragmented in our Investment Company Services, Managed Communications Programs and Document Management Services business units. Competitors that have greater experience, resources or a more widely accepted reputation for providing technology-based solutions may be better able to gain market share in our targeted markets or develop "next generation" products more quickly and comprehensively; and

  •
  many of our technology-based solutions are most efficient and command better prices when they are part of a package of bundled services. If a client buys only one component of a package of bundled services, it may be more difficult for us to achieve the benefits of a long-term relationship with that client, including our revenue and margin objectives.

  Revenue from printed financial documents is subject to volatility in demand, which could adversely affect our results.

    While we believe that our strong technology focus positions us to capitalize on changing communication demands, developments in e-Commerce and the growing acceptance of outsourcing as a management tool, we anticipate that our Financial Document Services and Investment Company Services business units will continue to contribute a material amount to our operating results. The market for these services depends in part on the demand for printed financial documents, which is driven largely by the Securities Exchange Commission and other regulatory bodies. Any rulemaking affecting the content of prospectuses and their delivery could have an adverse effect on our business.

    Demand for services provided by our Financial Document Services and, to a lesser extent, Investment Company Services business units can also be affected by volatility in domestic and international markets due to economic, political and other events beyond our control. In recent years, with some exceptions (for example, during the Fall of 1998), the volume of transactional activity and thus the demand for our Financial Document Services has been high. We cannot assure you that this will continue. In addition, any financial crisis or prolonged period of market uncertainty that reduces transactional activity could materially adversely affect our results and financial condition.

  Our industry is highly competitive and we may not be able to compete effectively.

    Competition in our industry is intense. In our Financial Document Services, Investment Company Services and Merrill Print Group business units we compete with large, national printers, which may have greater financial resources and which are capable of competing effectively in our marketplace. We also compete with many smaller, regional printers across the United States in these business units. In our Managed Communications Programs business unit we compete with large, national integrated print and information service providers, as well as a number of smaller regional and local companies. In our Document Management Services business unit we compete with nationwide services companies, as well as a number of smaller, local companies. Competition in our industry for all of our business units is based principally on quality of service, price, technological capability and established relationships. We cannot assure you that we will be able to compete effectively in all these areas in the future.

  If we are unable to retain our key employees and attract and retain other qualified personnel, our business could suffer.

    Our ability to grow and our future success will depend to a significant extent on the continued contributions of our senior management, in particular John Castro and Rick Atterbury, and technical and sales personnel, many of whom would be difficult to replace. We do not have key person life insurance on all of our key personnel.

    Our future success will also depend in large part on our ability to identify, attract and retain other highly qualified managerial, technical, sales and marketing and customer service personnel. Competition for these individuals is intense, especially in the markets in which we operate. We may not succeed in identifying, attracting and retaining such personnel. Further, competitors and other entities have in the past recruited and may in the future attempt to recruit our employees, particularly our sales personnel. The loss of the services of any of our key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring qualified personnel, particularly technical and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as the timely introduction of new technology-based products and services, which would harm our business, financial condition and operating results.

  The replacement of our international joint venture arrangement with our own direct operations and the expansion of our existing international operations involves risk.

    In December 1999, our Financial Document Services business unit ended its joint venture arrangement in Europe, Japan, Latin America and Asia and began its own direct operations in Europe. We also plan to expand our existing international operations and establish additional facilities in other parts of the world. The replacement of our international joint venture arrangement with our own direct operations and the expansion of our existing international operations and entry into additional international markets requires significant management attention and financial resources. In addition, there are many barriers to competing successfully in the international arena, including:

  •
  costs of customizing products and services for foreign countries;

  •
  difficulties in managing and staffing international operations;

  •
  reduced protection for intellectual property rights in some countries;

  •
  currency exchange rate fluctuations;

  •
  longer sales and payment cycles;

  •
  greater difficulties in collecting accounts receivable;

  •
  the burdens of complying with a wide variety of foreign laws;

  •
  licenses, tariffs and other trade barriers;

  •
  potentially adverse tax consequences;

  •
  unexpected changes in regulatory requirements; and

  •
  political and economic instability.

    We cannot assure you that our direct operations in Europe will be successful, that our investments in establishing or expanding operations in other countries will produce desired levels of revenue or that one or more of the factors listed above will not harm our business.

  There are risks associated with our strategy of growth and diversification through acquisitions.

    As part of our growth and diversification strategy, we intend to pursue acquisitions of businesses, technologies and product lines that are complementary to our core businesses. Our ability to grow through such acquisitions will depend on the availability of suitable acquisition candidates at an acceptable cost, our ability to compete effectively for these acquisition candidates and the availability of capital to complete such acquisitions. These risks could be heightened if we complete several acquisitions within a relatively short period of time. The benefits of an acquisition may often take considerable time to develop, and we cannot guarantee that any acquisition will in fact produce the intended benefits.

    In addition, acquisitions and integration of those acquisitions involve a number of risks, including:

  •
  inaccurate assessment of undisclosed liabilities;

  •
  entry into markets in which we may have limited or no experience;

  •
  diversion of management's attention from our core businesses;

  •
  potential loss of key employees or clients of the acquired businesses;

  •
  difficulties in assimilating the operations and products of an acquired business or in realizing projected efficiencies, cost savings and revenue synergies; and

  •
  increase in our indebtedness and contingent liabilities, which could in turn restrict our ability to access additional capital when needed or to pursue other important elements of our business strategy.

    In addition, some acquisitions may require the consent of the lenders under Merrill Communications LLC's credit facility, and we cannot predict whether approvals would be forthcoming or the terms on which the lenders would approve such acquisitions.

  The interests of our controlling shareholders may be in conflict with your interests.

    As of June 30, 2000, 59.8% of the outstanding shares of class B common stock of our company was held by DLJ Merchant Banking funds. DLJ Merchant Banking funds control us and have the power to elect a majority of our directors, appoint new management and approve any action requiring the approval of the holders of common stock, including adopting amendments to our articles of incorporation and approving acquisitions or sales of all or substantially all of our assets. The directors elected by DLJ Merchant Banking funds have the ability to control decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends.

    The general partners of each of DLJ Merchant Banking funds are affiliates or employees of Donaldson, Lufkin & Jenrette, Inc. We cannot assure you that our relationship with Donaldson, Lufkin & Jenrette, Inc. will not impact our Financial Document Services business by causing other financial institutions to direct their business to our competitors.

Risks relating to our indebtedness

  The level of our indebtedness could make it more difficult for us to meet our financial obligations, divert our cash flow from operations for debt payments, limit our ability to borrow funds and increase our vulnerability to general adverse economic and industry conditions.

    As of January 31, 2000 and April 30, 2000, we had (1) total indebtedness of approximately $356.3 million and $387.8 million, respectively, and (2) $50.0 million and $13.9 million, respectively, of borrowings available under Merrill Communications LLC's credit facility, subject to customary conditions. The credit facility and the indenture allow us to incur significant additional indebtedness, which may be secured, from time to time, for acquisitions or other corporate purposes.

    The level of our indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to pay our debts and meet our other financial obligations as they become due during general negative economic and market industry conditions because if our revenue decreases, we may not have sufficient cash flow from operations to make our scheduled debt and financial obligation payments;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash flow available for general corporate purposes, including capital expenditures and acquisitions;

  •
  limit our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our flexibility in planning for or reacting to competitive and other changes in our industry and economic conditions generally;

  •
  expose us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

  •
  place us at a disadvantage compared to our competitors that have less debt.

  We may not have sufficient cash flow from operations, available cash and available borrowings under Merrill Communications LLC's credit facility to service our indebtedness which will require a significant amount of cash.

    Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. We anticipate that our operating cash flow, together with money Merrill Communications LLC can borrow under its credit facility, will be sufficient to meet anticipated future operating expenses, to fund capital expenditures and to service our debt as it becomes due. However, we cannot assure you that our business will generate sufficient cash flow from operations, that our currently anticipated revenue and cash flow growth will be realized or that future borrowings will be available to us under Merrill Communications LLC's credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may need to restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that we will be able to accomplish those actions on satisfactory terms, if at all.

  Failure to comply with any of the restrictive covenants in our indenture and Merrill Communications LLC's credit facility could result in acceleration of some of our indebtedness and we may not have sufficient cash to repay the accelerated indebtedness.

    The indenture governing our outstanding 12% senior subordinated notes due 2009 contains various covenants that limit our ability to engage in certain transactions. In addition, Merrill Communications LLC's credit facility contains other and more restrictive covenants and prohibits us from prepaying our subordinated indebtedness, including the notes. Merrill Communications LLC's credit facility also requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants would result in an event of default under the credit facility. Upon the occurrence of an event of default under the credit facility, the lenders could elect to declare all amounts outstanding under the credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We pledged substantially all of our assets, other than assets of our foreign subsidiaries, as collateral for the credit facility, including all of our limited liability company interests in Merrill Communications LLC. An acceleration under the credit facility would also constitute an event of default under the indenture relating to the notes. We may not have sufficient funds to repay the accelerated indebtedness.

  The restrictive covenants in our indenture and Merrill Communications LLC's credit facility limit our ability to respond to changing economic and business conditions and may place us at a competitive disadvantage relative to other companies that are subject to fewer or less restrictive limitations.

    The restrictive covenants in our indenture and Merrill Communications LLC's credit facility limit the amount and kind of distributions that we and our subsidiaries may make and our ability to dispose of operations or to engage in mergers. These restrictions can adversely affect our ability to respond to changing economic and business conditions and may place us at a competitive disadvantage relative to other companies that are subject to fewer or less restrictive limitations. Transactions that we may view as important opportunities, such as material acquisitions, are also subject to the consent of lenders under Merrill Communications LLC's credit facility, which may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

Risks relating to the warrants and our class B common stock

  There is no active trading market for the warrants or our class B common stock, which will limit your ability to sell them.

    Neither the warrants nor our class B common stock are traded on any exchange or quoted on any automated quotation system. Donaldson Lufkin & Jenrette Securities Corporation has informed us that it intends to make a market in the warrants. However, it may cease its market-making at any time. In addition, the liquidity of the trading market in the warrants and shares of our class B common stock underlying the warrants, and the market price quoted for the warrants and shares of our class B common stock underlying the warrants, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. There can be no assurance that if a market for the warrants and shares of our class B common stock were to develop, such a market would not be subject to these disruptions. In addition, such market-making activity will be subject to limits imposed by the Securities Act of 1933 and other regulations, and may be limited during the pendency of any shelf registration statement. As a result, you cannot be sure that an active trading market will develop for the warrants or our class B common stock. Because there is no public trading market for the warrants or our class B common stock, your ability to sell them is limited and you may be forced to hold them for an extended period of time.

  We do not anticipate paying any cash dividends, and any gains from your investment in the warrants or our class B common stock will have to come from increases in their market price.

    We currently intend to retain any future earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Therefore, any gains from your investment in the warrants or our class B common stock will have to come from increases in their market price. In addition, we are a holding company that is dependent on distributions from our subsidiaries to meet our cash requirements. The terms of Merrill Communications LLC's credit facility restrict the ability of Merrill Communications LLC to make distributions to us and, consequently, restrict our ability to pay dividends on our class B common stock.

  Holders of our preferred stock are entitled to receive dividends which holders of the warrants and our class B common stock will not receive.

    Holders of our preferred stock are entitled to cumulative, quarterly dividends at a compound rate of 14.5% per annum. Prior to November 15, 2004, dividends will accrete to the liquidation value of our preferred stock unless holders elect to receive such dividends in the form of additional shares of our preferred stock. After November 15, 2004, the dividends are payable in cash. Holders of the warrants and our class B common stock (and our voting common stock) are not entitled to receive these dividends. In addition, holders of the warrants do not have the right to receive any dividends so long as their warrants are unexercised.

  Holders of our preferred stock have a better liquidation preference than holders of our class B common stock.

    Shares of our preferred stock have a liquidation preference equal to the sum of $80.00 plus accreted dividends, and shares of our class B common stock have a liquidation preference of $1.00 per share. After amounts payable with respect to holders of our preferred stock and class B common stock of the full preferential amounts in connection with any liquidation, winding up or dissolution of our company, the holders of our class B common stock and voting common stock will share on a pro rata basis in any distributions of our assets.

  We have in place several anti-takeover measures that could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

    Provisions in our articles of incorporation, bylaws, employment agreements, long-term compensation and investment plans and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. Our 1999 Stock Option Plan and Direct Investment Plan contain provisions that allow for the acceleration of vesting or payments of awards granted under these plans in the event of a "DLJMB Liquidation Event." We have also entered into employment agreements and change in control agreements with executive officers and key employees allowing for cash payments under certain circumstances following a change in control. Some provisions under Minnesota law also make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including:

  •
  our financial performance;

  •
  our growth in revenue and earnings;

  •
  our ability to integrate successfully the operations of recent acquisitions; and

  •
  our new product and service offerings.

    You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential" or "continue" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including:

  •
  our ability to continue to diversify our revenue stream;

  •
  the pace of technological changes affecting our business;

  •
  the demand for printed financial documents; and

  •
  the competitive environment in our business.

    In addition, you should consider the factors set forth under the heading "Risk Factors." These and other factors may cause our actual results to differ materially from any forward-looking statement.

    Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus and other statements made from time to time from us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and other statements made from time to time from us or our representatives, might not occur. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

    All of the warrants offered under this prospectus are being sold by the warrantholders. We will not receive any proceeds from the sale of the warrants or our class B common stock issued upon the exercise of the warrants, other than the payment of the exercise price of the warrants.

    Our net proceeds from the sale of the units, after deducting discounts and expenses, were approximately $132.1 million. The net proceeds of the offering of the units, together with borrowings under Merrill Communications LLC's credit facility and equity investments in Merrill, were used to help fund the merger of Viking Merger Sub, Inc. with and into Merrill in November 1999.

DIVIDEND POLICY

    We have not paid any cash dividends to date on our class B common stock, and we do not anticipate paying any cash dividends on our class B common stock or any other securities in the foreseeable future. We are a holding company that is dependent on distributions from our subsidiaries to meet our cash requirements. The terms of the indenture governing the notes we issued in November 1999 and Merrill Communications LLC's credit facility restrict the ability of our subsidiaries to make distributions to us and, consequently, restrict our ability to pay cash dividends on our class B common stock or service our indebtedness. In addition, holders of the warrants do not have the right to receive any cash dividends so long as their warrants are unexercised.

CAPITALIZATION

    The following table presents on a consolidated basis our capitalization as of April 30, 2000. This table should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

As of April 30, 2000
(dollars in millions)
Cash and cash equivalents	$7.5

Long-term debt, including current portion:
Existing debt	$2.3
Credit facility
Revolving credit facility	36.1
Term loans	219.6
Notes (1)	129.8

Total debt	387.8

Preferred stock, 500,000 authorized; 500,000 shares issued (2)	37.3
Shareholders' deficit:
Class B common stock, 10,000,000 authorized, 4,935,385 shares issued	—
Common stock, 25,000,000 authorized, no shares issued	—
Additional paid-in-capital	106.4
Retained earnings	(231.8)

Total shareholders' deficit	(125.3)

Total capitalization	$299.8

(1)
Represents $135.0 million in aggregate principal amount of old notes offered in connection with the merger financing, net of unamortized discount of $3.5 million and $1.7 million attributed to the value of the warrants issued as part of the units. The value of the warrants has been classified as additional paid-in-capital under shareholders' deficit.

(2)
Represents $40.0 million in aggregate preferred stock offered in connection with the merger financing, net of $5.5 million attributed to the value of the warrants issued as part of the preferred stock. The value of the warrants has been classified as additional paid-in-capital under shareholders' deficit.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The tables below set forth selected consolidated financial information for us for each of the five fiscal years ended January 31, 1996 to 2000 and for the three month periods ended April 30, 1999 and 2000. We derived the consolidated statements of operations data and consolidated balance sheet data as of and for the five years ended January 31, 1996 to 2000 from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants. We derived the consolidated statements of operations data and consolidated balance sheet data for and as of the three month periods ended April 30, 1999 and 2000 from our unaudited consolidated financial statements, which include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of results for these unaudited periods. The results of operations for the three month period ended April 30, 2000 are not necessarily indicative of the results of operations that may be expected for the full fiscal year 2001.

    You should read the selected consolidated financial data presented below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements with related notes contained elsewhere in this prospectus.

Year Ended January 31,	Three Months Ended April 30,
1996	1997	1998	1999	2000	1999	2000
(dollars in millions)
Statement of Operations Data:
Revenue	$245.3	$353.8	$459.5	$509.5	$587.7	$131.8	$169.4
Cost of revenue	165.8	227.5	295.4	330.6	393.5	84.6	114.8

Gross profit	79.5	126.3	164.1	178.9	194.3	47.3	54.6
Selling, general and administrative expenses	60.1	89.9	114.2	127.7	146.4	37.7	46.3
Merger costs	—	—	—	—	42.6	—	0.2

Operating income	19.5	36.3	50.0	51.2	5.3	9.5	8.2
Interest expense	(1.1)	(4.1)	(4.3)	(4.0)	(13.2)	(1.1)	(9.9)
Other income (expense), net	0.3	0.3	0.8	0.4	(0.9)	(0.2)	1.2

Income (loss) before provision for income taxes	18.7	32.5	46.5	47.7	(8.8)	8.2	(0.6)
Provision for income taxes	8.0	14.6	20.4	21.2	7.5	3.7	0.8

Income (loss) before minority interest	10.7	17.8	26.0	26.5	(16.3)	4.5	(1.4)
Minority interest	—	—	—	—	0.1	—	0.1

Income (loss) from continuing operations	10.7	17.8	26.0	26.5	(16.4)	4.5	(1.5)
Accreted preferred stock dividend	—	—	—	—	(1.2)	—	1.6

Net income (loss) available to common	$10.7	$17.8	$26.0	$26.5	$(17.6)	$4.5	$(3.0)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$12.1	$5.2	$2.5	$23.5	$14.5	$4.1	$7.5
Working capital (1)	34.6	71.0	77.6	60.5	99.8	112.2	143.3
Total assets	125.5	202.0	246.5	265.9	354.9	337.3	396.3
Total debt (2)	13.8	49.6	42.7	41.9	356.3	106.4	387.8
Total shareholders' equity (deficit)	77.7	96.2	125.7	141.2	(129.5)	146.5	(125.3)
Other Data:
EBITDA (3)	$30.3	$49.8	$67.6	$71.1	$28.5	$14.7	$14.1
Adjusted EBITDA (3)	30.3	49.8	67.6	71.1	74.2	14.7	16.6
Capital expenditures	12.5	9.2	17.1	16.5	14.9	2.8	2.3
Depreciation and amortization (4)	10.8	13.4	17.6	19.9	23.4	4.9	6.3
Ratio of earnings to fixed charges	7.7	x	6.3	x	7.6	x	7.8	x	0.5	x	5.5	x	0.9	x

(1)
Excludes cash and current maturities of debt and capital lease obligations.

(2)
Total debt includes all debt and capital lease obligations.

(3)
Earnings before interest, taxation, depreciation (EBITDA) is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with accounting principles generally accepted in the United States). We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. Adjusted EBITDA, which represents EBITDA, as defined, adjusted for non recurring merger costs and start-up and transition costs related to international operations and certain new customer accounts is presented because we believe it is a meaningful indicator of our operating performance.

(4)
Depreciation and amortization includes a $1.2 million and $0.1 million goodwill writedown for the year ended January 31, 1999 and 2000, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with our consolidated financial statements including the notes to those statements, included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause those differences include, but are not limited to, those discussed under the heading "Risk Factors."

Overview

    We are a diversified communications and document services company applying advanced information systems and intranet/Internet technology to provide a full range of services to our corporate, financial and legal clients. We maintain a disciplined focus on specific target markets with substantial, complex business communication requirements, and we aggressively pursue a leadership position within each of these markets.

    In February 1999, we realigned our corporate structure by shifting from a geographically based matrix organization into five business units in order to provide clearer accountability, quicker decision making and sharper operational focus within each line of business. These business units have been organized into two reportable segments, Specialty Communication Services and Document Services:

  Specialty Communication Services

  •
  Financial Document Services

  •
  Investment Company Services

  •
  Managed Communications Programs

  •
  Merrill Print Group

  Document Services

  •
  Document Management Services

Our management's discussion and analysis for the fiscal years ended January 31, 2000 and 1999 and the three month periods ended April 30, 2000 and 1999 reflects our recent realignment into these five business units. Our management's discussion and analysis for prior periods reflect the historical presentation of our business on a product line basis.

    Our Financial Document Services business historically has generated large, high margin cash flow. This business encompasses transactional documents that generally reflect the level of deal activity in the capital markets as well as required regulatory compliance and other repetitive work that is typically not significantly affected by capital market fluctuations. While some types of transactions tend to increase when others are out of favor, a prolonged reduction in the overall level of financial transactions could be expected to have a negative impact on our Financial Document Services business. This was the case, for example, during the Fall of 1998 when pronounced economic difficulties in certain emerging markets reduced the overall level of transaction activity on a global scale. As a result, revenue related to transaction-based financial printing was depressed for the fourth quarter of fiscal year 1999 and the first quarter of fiscal year 2000, during which time we would have completed and invoiced certain transactions that were otherwise postponed or terminated. The first and second quarters of fiscal 1999, on the other hand, represented relatively robust capital markets, which translated into strong operating results for the transaction portion of our Financial Document Services business during these periods.

    In an effort to maximize the stability of our revenue and profitability, we have not only strived to grow the non-financial transaction portion of our Financial Document Services business, but we have also continued to develop and grow our other business units. Our Investment Company Services, Managed Communications Programs and Document Management Services businesses all compete in highly fragmented markets that we believe are undergoing robust growth. Compliance documentation and marketing materials for our investment fund and corporate clients are not significantly affected by capital markets fluctuations, but are usually in higher demand during our first fiscal quarter as a result of our clients' annual filing requirements. Our Managed Communications Programs and Document Management Services businesses tend to follow general economic trends. Both of these businesses also have a considerable amount of long-term contracted revenue that serves to stabilize our operating results. We generally do not begin to receive significant revenue in our Managed Communications Programs business until we have invested approximately six to 12 months analyzing our clients' communication processes and designing appropriate product and service offerings that effectively address their needs.

    The strength of our diversification effort has been attributable to both internal growth and acquisitions. On June 11, 1998, we acquired Executech, Inc. and World Wide Scan Services, LLC, an East Coast-based software and imaging company that expanded Document Management Services' client base, giving us a strong presence among top-100 law firms and Fortune 200 corporate law departments. On April 14, 1999, we finalized the acquisition of Daniels Printing, Limited Partnership, a full-service financial and commercial printing company based in suburban Boston, Massachusetts, that strengthens the presence of our Investment Company Services business in the important New England market. We acquired Alternatives Communications Group, Inc. on June 14, 1999, extending the service capabilities, customer base and geographic reach of our Managed Communications Programs business. On March 31, 2000, we acquired the financial services and training documentation business of Ames Safety Envelope Company (known as Ames On Demand), a full-service printer based in Woburn, Massachusetts. Adding Ames On Demand to our product mix enhances our presence in the New England market by bringing fulfillment and distribution capabilities to the northeastern United States where many of our financial services clients are based. On April 12, 2000, we acquired NTEXT Corporation, a translation services business located in New York. As a result of this acquisition, our Financial Document Services business unit now offers translation services to its customers as part of its regular product offering. We have accounted for all of these acquisitions under the purchase method of accounting. Accordingly, our historical results reflect these acquired operations from the date of acquisition.

    In addition to broadening our revenue and customer base, we also strive to maintain a low fixed cost asset base and high utilization rates in connection with our printing assets. This enables us to better respond to a potential downturn in the financial markets and the associated reduction in demand for transaction-based printing services. In periods of strong demand, we subcontract as much as 40% of our printing requirements to third-party local vendors. We pursue a strategy of maintaining a low fixed cost asset base throughout all of our other business units as well. For example, we pioneered the hub and spoke network utilized in our Financial Document Services and Investment Company Services businesses as an efficient method to deploy the resources needed in those businesses. In our Document Management Services business, we have leasing arrangements with major manufacturers of photocopying equipment, whereby we lease such equipment on an as-needed basis and pay for such usage entirely on a per copy basis (as opposed to paying a fixed monthly rental cost). These arrangements are in line with our overall operating strategy of minimizing our fixed cost asset base and maximizing operating flexibility.

    In all of our business units, we recognize revenue when we ship or complete the product or, in the case of our Document Management Services, when we provide the service. Prior to our recent corporate realignment, our printing operations were historically reflected as a cost center in our overall operating results for the entire company. With its formation in February 1999, the Merrill Print Group has been established as a profit center responsible for managing the printing operations for all of our internal businesses as well as our growing base of commercial printing clients.

    As a result of the merger, we incurred merger costs of approximately $42.6 million, net of $10.2 million that related to financing costs that have been capitalized and amortized over the term of the finance agreements. Approximately $26.3 million of total merger costs was attributable to the cancellation of stock options and the related payments to the stock option holders. The remaining $16.3 million of fees and expenses relates to non-capitalizable merger fees and expenses. A substantial one-time charge was recorded during the fourth quarter of fiscal year 2000. Because this charge was funded entirely through the proceeds of the merger financing, this charge did not have a material impact on our liquidity, ongoing operations or market position. The merger was accounted for as a recapitalization and consequently had no impact on our historical basis of assets and liabilities nor resulted in the recording of any goodwill.

Results of Operations

Three Months Ended April 30, 2000 compared to three months ended April 30, 1999

Revenue

    Overall revenue increased 28.5% to $169.4 million for the three months ended April 30, 2000 from $131.8 million in the three months ended April 30, 1999. Revenue in the Specialty Communication Services segment increased $32.5 million, or 28.3%, to $147.6 million for the three months ended April 30, 2000 from $115.0 million for the same period one year ago. Within the Specialty Communication Services segment, Financial Document Services revenue increased 22.6% to $77.9 million for the three months ended April 30, 2000 from $63.5 million for the three months ended April 30, 1999. Revenue generated by financial transactions accounted for 29.8% of total revenue for the three months ended April 30, 2000 compared to 30.6% for the three months ended April 30, 1999. Financial transaction revenue increased 25.1% for the three months ended April 30, 2000 when compared to the same period one year ago reflecting stronger domestic financial markets and increased international activity generated by our recently opened London and Paris offices. Corporate regulatory compliance revenue increased 21.5% for the three months ended April 30, 2000 versus the same period one year ago. The increase is attributed to our continued aggressive effort to develop corporate relationships. Investment Company Services' revenue increased $9.3 million, up 32.6% to $37.6 million for the three months ended April 30, 2000 from $28.4 million for the three months ended April 30, 1999. This increase was driven mostly by the positive impact of Daniels Printing operation, which was acquired in April 1999, and strong demand for our fulfillment services. Managed Communication Program revenue increased $3.6 million, or 17.2%, to $24.7 million for the three months ended April 30, 2000 from $21.1 million for the same period one year ago. The positive impact of Alternative Communications operation, which was acquired in June of 1999, and revenue generated by our real estate programs and product offerings drove this growth. Merrill Print Group revenue increased $5.3 million to $7.3 million for the three months ended April 30, 2000 from $2.1 million for the three months ended April 30, 1999. This increase is attributed to the addition of the Daniels Printing operation.

    Revenue in the Document Services segment increased $5.0 million, or 30.1% to $21.8 million for the three months ended April 30, 2000 from $16.8 million for the same period one year ago. This increase resulted from strong growth mainly from our existing document service center clients and continued growth in our transactional and imaging businesses.

Gross profit

    Gross profit increased $7.4 million, or 15.6%, to $54.6 million for the three months ended April 30, 2000 from $47.3 million for the same period one year ago. The increase in gross profit was due to increased revenue discussed above. As a percentage of revenue, gross profit was 32.3% for the three months ended April 30, 2000 compared to 35.9% for the same period last year. This decrease in gross profit as a percentage of revenue was due to a general shift in revenue mix from higher gross margin financial transaction revenue to revenue generated by our other business units that tend to be less cyclical, but carry lower gross margins. Specifically, our margins were negatively impacted by a shift in mix from higher margin merger and acquisition jobs to lower margin IPO and other registration work in our Financial Documents Service business unit. The establishment of our wholly-owned European operation, including the transition from our former international partner, and lower margin commercial printing revenue associated with the Daniels Printing acquisition also contributed to the decrease in gross profit as a percentage of revenue.

Selling, general and administrative

    Selling, general and administrative expenses increased $8.5 million to $46.3 million for the three months ended April 30, 2000 from $37.7 million during the same period last year. Selling, general and administrative expenses primarily increased as a result of variable costs associated with increased revenue, primarily selling compensation, and related expenses associated with the acquired Daniels Printing and Alternative Communications operations. Selling, general and administrative expenses as a percentage of revenue were 27.3% for the three months ended April 30, 2000 compared to 28.6% for the same period one year ago. This decrease in selling, general and administration expenses as a percentage of revenue was driven by a reduction in incentive selling compensation which are based on gross profit margins that were lower for the three months ended April 30, 2000 compared to the same period last year as previously discussed.

EBITDA

    Earnings before interest, taxation, depreciation and amortization (EBITDA) decreased $0.6 million to $14.1 million for the three months ended April 30, 2000 from $14.7 million for the same period last year.

    Adjusted EBITDA, which reflects EBITDA exclusive of non-recurring merger costs and start-up and transitional costs related to our international operation, increased $1.8 million, or 12.5%, to $16.6 million for the three months ended April 30, 2000 from $14.7 million for the same period last year. The increase in Adjusted EBITDA is a direct result of increased gross profit offset by increased selling, general and administrative expenses. Adjusted EBITDA, as a percentage of revenue, was 9.8% for the three months ended April 30, 2000 compared to 11.1% for the three months ended April 30, 1999. The primary contributor to the decrease in Adjusted EBITDA as a percentage of revenue was the decrease in gross profit as a percentage of revenues, as previously discussed.

Interest expense

    Interest expense for the three months ended April 30, 2000 was $9.9 million compared to $1.1 million for the same period last year. The significant increase in interest expense was caused by the debt incurred to finance the merger.

Tax provision

    The tax provision decreased $2.9 million to $0.8 million for the three month period ended April 30, 2000 from $3.7 million for the same period last year. This decrease related directly to decreased taxable income that resulted from the decrease in operating income, and the increase in interest expense. This decrease was partially offset by an increase in non-deductible business meals and accreted preferred stock dividends for the three months ended April 30, 2000.

Net loss available to common shareholders

    The net loss available to common shareholders for the three months ended April 30, 2000 was $3.0 million compared to net income available to common shareholders of $4.5 million for the three months ended April 30, 1999. This decrease is attributable to higher selling, general and administration expenses, increased depreciation and amortization expense associated primarily with the Daniels Printing acquisition, start-up and transition costs associated with our European operation and higher interest expense as previously discussed.

Fiscal year ended January 31, 2000 compared to fiscal year ended January 31, 1999

  Revenue

    Overall revenue increased 15.3% to $587.7 million for the year ended January 31, 2000 from $509.5 million last year. Revenue in the Specialty Communication Services segment increased $63.9 million, or 14.3% to $510.5 million from $446.6 million. Within the Specialty Communication Services segment, Financial Document Services revenue increased 1.1% to $259.2 million from $256.3 million one year ago. Revenue generated by financial transactions represented 32.3% of total revenue for the year ended January 31, 2000 compared to 36.5% last year. Financial transaction revenue remained relatively stable posting a modest 2.0% increase from the same period one year ago even though we experienced delays in certain projects during the fourth quarter as a result of year 2000 concerns. Corporate regulatory compliance revenue increased 7.7% for the year ended January 31, 2000. The increase was driven by an aggressive marketing initiative implemented during the first half of fiscal year 2000. Investment Company Services' revenue increased $36.4 million, up 35.8% to $137.9 million from $101.5 million last year. This increase was driven by the positive impact of the Daniels Printing operation, new customers and added services to existing customers. Managed Communication Program revenue increased $17.7 million, or 22.0% to $98.2 million for the year ended January 31, 2000 from $80.5 million one year ago. The positive impact of Alternative Communications operation and the addition of several new national accounts drove this growth. Merrill Print Group revenue increased $6.9 million to $15.1 million for the year ended January 31, 2000 from $8.2 million for the same period one year ago. This increase is attributed to the addition of the Daniels Printing operation earlier this year.

    Revenue in the Document Services segment increased $14.3 million, or 22.7% to $77.3 million for the year ended January 31, 2000 from $63.0 million one year ago. This increase resulted from moderate transactional growth in our reprographic business and by adding new accounts in our growth cities, including Houston, New York, Los Angeles and San Francisco.

  Gross profit

    Gross profit increased $15.4 million or 8.6% to $194.3 million for the year ended January 31, 2000 from $178.9 million for the same period one year ago. As a percentage of revenue, gross profit was 33.1% for the year ended January 31, 2000 compared to 35.1% for the year ended January 31, 1999. The increase in gross profit was due to increased revenue discussed above, offset by the decrease in gross profit as a percentage of revenue. This decrease in gross profit as a percentage of revenue was due to a continued shift in revenue mix from higher gross margin financial transaction revenue to revenue generated by our other business units that tend to be less cyclical, but carry lower gross margins.

  Selling, general and administrative

    Selling, general and administrative expenses increased $18.6 million to $146.4 million for the year ended January 31, 2000 from $127.7 million last year. Selling, general and administrative expenses primarily increased as a result of variable costs associated with increased revenues and related expenses associated with the acquired Daniels Printing and Alternative Communications operations. Selling, general and administrative expenses as a percent of revenue were 24.9% for the year ended January 31, 2000 compared to 25.1% for the same period one year ago. During the fourth quarter for the year ended January 31, 2000, we reduced our incentive bonus accruals by approximately $2.3 million in order to reflect actual bonuses paid. The decrease in bonuses was due to the decline in our operating results. Additionally, in the fourth quarter, we decreased our allowance for doubtful accounts by approximately $1.9 million as we re-evaluated our accounts receivable portfolio after aggressively writing off accounts earlier in the year ended January 31, 2000, the net impact of which, was an increase in operating income for the year ended January 31, 2000 of approximately $0.1 million.

  Merger costs

    During the year ended January 31, 2000, we recorded costs associated with the merger of $42.6 million. Approximately $26.3 million of the costs related to the cancellation and related payment for outstanding stock options at November 23, 1999. The remaining $16.3 million reflects investment banking fees, accounting, legal and othe direct expenses.

  EBITDA

    EBITDA decreased $42.6 million to $28.5 million for the year ended January 31, 2000 from $71.1 million for the same period last year.

    Adjusted EBITDA, which reflects EBITDA exclusive of non-recurring merger costs and start-up costs related to international operations and certain new customer accounts, increased $3.1 million, or 4.5% or $74.2 million for the year ended January 31, 2000 up from $71.1 million a year ago. The increase in Adjusted EBITDA is a direct result of increased gross profit offset by increased selling, general and administrative expenses. Adjusted EBITDA, as a percentage of revenue, was 12.6% compared to 14.0% for the year ended January 31, 1999. The primary contribution to the decrease in Adjusted EBITDA as a percentage of revenue resulted from decreased in gross profit as a percentage of revenues, as previously discussed.

  Interest expense

    Interest expense for the year ended January 31, 2000 was $13.2 million compared to $4.0 million for the same period last year. The increase in interest expense was caused by the debt incurred to finance the merger and amounts borrowed to finance the Daniels Printing and Alternatives Communications acquisitions.

  Tax provision

    The tax provision decreased $13.7 million, to $7.5 million for the year ended January 31, 2000 compared to $21.2 million for the same period last year. The decrease related directly to decreased taxable income that resulted primarily from the deductible portion of the $42.6 million of merger costs previously discussed.

  Net loss available to common

    The net loss available for common for the year ended January 31, 2000 was $17.6 million compared to net income available to common of $26.5 million for the same period last year. This decrease is attributable to merger costs, higher selling, general and administrative expenses, increased depreciation and amortization expense associated primarily with the Daniels Printing acquisition and higher interest expense as previously discussed.

Fiscal year ended January 31, 1999 compared to fiscal year ended January 31, 1998

  Revenue

    Overall revenue for fiscal year 1999 increased 11% over the previous year. Revenue in the Specialty Communication Services segment increased 10% over the previous year. The financial transactions revenue category increased 6% compared to the prior year. This increase was driven by strong mergers and acquisition activity in the first six months of fiscal year 1999. The financial transactions revenue category declined in the second half of the fiscal year by 15% as a result of the Fall market volatility. International revenue, which is included in the financial transactions revenue category, represented less than 10% of consolidated revenue and increased over fiscal year 1998 revenue. The corporate revenue category increased 11% compared to fiscal year 1998. This increase is attributed mainly to strong growth in Investment Company Services products and continued solid demand for corporate compliance business. The commercial and other revenue category realized revenue growth of 18% over fiscal year 1998. The growth is primarily the result of our Managed Communications Programs business. The Document Services segment revenue grew 16% in fiscal year 1999. Ten percent of the growth was a result of the acquisition of Executech and affiliated World Wide Scan Services in June 1998. Document service centers, which totaled 80 at January 31, 1999, contributed revenue growth of 7% on a same-site comparison.

  Gross profit

    Fiscal year 1999 gross profit of approximately 35% declined slightly from fiscal year 1998. Strong margins were maintained despite the significant slowdown in financial transaction activity in the second half of the fiscal year 1999. Management implemented cost control measures in the second half of fiscal year 1999 to offset the lower production activity. These cost controls measures included a reduction in our workforce of approximately 100 employees (approximately three percent of our total workforce) and a decrease in our incentive bonuses payable to employees (resulting from anticipated lower company performance compared to the quantitative targets set forth in our plan). On February 1, 1999, we also reorganized our company into five distinct business units: Financial Document Services, Investment Company Services, Management Communications Programs, the Merrill Print Group and Document Management Services. By realigning our business into five operating units, we believe that we are able to achieve more accountability for overall profitability of these business units. In addition, by establishing the Merrill Print Group as a separate profit center, we hope to increase the utilization of our printing assets. In order to further this objective, management compensation for the Merrill Print Group is now based on profitability. We believe that these cost cutting initiatives together with our expectation that overhead costs will remain stable, will result in higher operating margins during the next couple of years. The decrease in gross profit as a percentage of revenue resulted from a shift in revenue mix from higher gross margin financial transaction revenue to revenue generated by our other business units that tend to carry lower gross margins. We expect to continue to realize decreasing gross margins due to the changing mix of our revenue between Financial Document Services (higher gross margin business) and non-Financial Document Services (lower gross margin business).

  Selling, general and administrative expenses

    Selling, general and administrative expenses increased in both dollar terms and as a percentage of revenue. The increase in these expenses in fiscal year 1999 was principally a result of our continued expansion of our sales and marketing activities and provisions for losses on trade receivables. Specifically, during fiscal year 1999, we hired additional sales personnel, marketing employees and product managers, and engaged in several, nationwide corporate branding and product marketing programs. We anticipate that we will continue to hire additional sales and marketing personnel in the immediate future, and will continue our corporate branding and product marketing initiatives for the foreseeable future. During the fiscal year ending January 31, 1998, management decided to discontinue the sales of hardware and software related to its Merrill Training and Technology group, formerly Merrill/Superstar Computing Company. As a result of this decision, we recorded a $1.2 million goodwill impairment as it was determined that the carrying amount of the goodwill related to the Superstar acquisition was not fully recoverable. We review the carrying value of long-lived assets and certain identifiable intangibles for impairment, at least quarterly but more frequently whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on this policy, no other goodwill or long-lived asset was determined to be impaired.

  Interest expense

    Average short-term borrowings under our line of credit arrangement were approximately $4.3 million, $4.7 million and $30.1 million in fiscal years 1999, 1998 and 1997, respectively. Interest expense for fiscal year 1999 declined slightly compared to fiscal year 1998, which reflects stable interest rates and a slight reduction in overall amounts borrowed during fiscal year 1999.

  Tax provision

    The effective income tax rate for fiscal year 1999 was 44.5% compared to 44% for fiscal year 1998. The effective rates were higher than the statutory federal income tax rate primarily because of state income taxes and the impact of increased non-deductible business entertainment expenses incurred in conjunction with the Financial Document Services and Investment Company Services revenue category activity previously discussed.

Impact of Inflation

    We do not believe that inflation has had a significant impact on the results of our operations for the years ended January 31, 2000 and 1999.

Liquidity and Capital Resources

Overview

    Our principal sources of liquidity is cash flow from operations and borrowings under Merrill Communications LLC's new credit facility. Our principal uses of cash will be debt service requirements described below, capital expenditures, working capital requirements and acquisitions.

    Capital expenditures were $2.3 million and $2.8 million for the three months ended April 30, 2000 and 1999 respectively. Capital expenditures were $14.9 million, $16.5 million and $17.1 million for fiscal years 2000, 1999 and 1998, respectively. We anticipate that we will spend approximately $22.0 million for fiscal 2001 for computer-based production equipment, reprographics, leasehold improvements and printing equipment. Management believes that we will continue to require working capital consistent with past experience and that current levels of working capital, together with borrowings available under the new credit facility, will be sufficient to meet expected liquidity needs in the near term.

Financing Sources

    As of April 30, 2000, we had: (1) total indebtedness of approximately $387.8 million; and (2) $13.9 million of borrowings available under Merrill Communications LLC's credit facility, subject to customary conditions. The term loan facility under this credit facility consists of a $65.0 million amortizing term loan A maturing November 23, 2005 and a $155.0 million amortizing term loan B maturing November 23, 2007. This credit facility also includes a $50.0 million revolving credit facility that terminates on November 23, 2005. This credit facility may be increased by up to $30.0 million at our request, with the consent of the lenders providing the increased commitments. Borrowings under this credit facility generally bear interest based on a margin over, at our option, the base rate or the reserve-adjusted London-interbank offered rate, or LIBOR. The applicable margin is initially 3.00% over LIBOR and 1.75% over the base rate for borrowings under the revolving credit facility and for term loan A and 3.75% over LIBOR and 2.50% over the base rate for term loan B. The applicable margin for the revolving credit facility and term loan A will range from 0.75% to 1.75% for base rate loans and 2.00% to 3.00% for LIBOR loans. The actual margin is dependent upon our leverage ratio, as defined in the credit facility. The credit facility limits Merrill Communications LLC's ability to pay dividends to us other than for the purpose of making current payments of principal and interest on the notes and specified fees and expenses incurred by us. The credit facility also contains customary covenants, including covenants that limit our ability to incur debt, pay dividends and make investments, and events of default.

    On November 23, 1999, we sold 140,000 units consisting of 12% senior subordinated notes and warrants to purchase 172,182 shares of our Class B common stock for $140.0 million. The notes mature in 2009 and are guaranteed by each of our existing wholly-owned domestic restricted subsidiaries. Interest on the notes are payable semi-annually in cash. The notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make certain investments.

    In connection with the merger, we issued 500,000 shares of 14.5% senior preferred stock due 2011 to certain affiliates of DLJ Merchant Banking Partners II, L.P. and to institutional investors. Each share of preferred stock is entitled to cumulative, quarterly dividends at a compound rate of 14.5% per annum. Prior to November 15, 2004, dividends will accrete to the liquidation value of the preferred stock unless holders elect to receive such dividends in the form of additional shares of preferred stock. After November 15, 2004, dividends are payable in cash. Shares of preferred stock have a liquidation preference equal to the sum of $80 plus accreted dividends. Prior to the first dividend payment date, each share of preferred stock will be exchanged for 3.2 shares of preferred stock with identical terms in all respects except that the liquidation preference will be equal to $25.00 plus accrued dividends. Shares of preferred stock are non-voting, except as otherwise provided by law or by agreement. The preferred stock is subject to redemption at our option at 114.5% of liquidation preference, prior to November 15, 2004, declining ratably to 100.0% of such liquidation preference after November 15, 2007. Upon the occurrence of a change of control, each holder of preferred stock has the right to require us to repurchase all or any part of such holder's preferred stock at an offer price in cash equal to 101% of the liquidation preference thereof. Together with the preferred stock, we issued warrants to purchase 344,263 shares of our Class B common stock at a purchase price of $0.01 per share.

    We anticipate that our operating cash flow, together with borrowings under Merrill Communications LLC's credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures and debt service obligations as they become due. However, our ability to make scheduled payments of principal of, to pay interest on or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

    From time to time we will continue to explore additional financing methods and other means to lower our cost of capital, which could include stock issuance or debt financing and the application of the proceeds therefrom to the repayment of bank debt or other indebtedness. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt or equity financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

Analysis of Cash Flow

  Three months ended April 30, 2000 compared to three months ended April 30, 1999

    Cash and cash equivalents decreased $6.9 million to $7.5 million at April 30, 2000 from $14.5 million at January 31, 2000. We used cash in operating activities of $37.4 million and $30.4 million for the three months ended April 30, 2000 and 1999, respectively. This change was driven by a decrease in net operating results, higher levels of peak accounts receivable and work-in-process inventory balances offset by a decrease in incentive compensation for the three months ended April 30, 2000 compared to amounts paid in the same period last year. We used cash in investing activities of $8.2 million and $54.3 million for the three months ended April 30, 2000 and 1999, respectively. Significant uses of cash used in investing activities for the three months ended April 30, 2000 included $2.3 million for capital expenditures and $3.9 million for acquisitions. Significant uses of cash in investing activities for the three months ended April 30, 1999 included $49.6 million of cash used for the Daniels Printing acquisition and $2.9 million for capital expenditures. Financing activities provided $38.7 million and $65.3 million for the three months ended April 30, 2000 and 1999, respectively and related primarily to net borrowings on our credit facilities used primarily to finance the growth in account receivable and work-in-process inventory balances and our acquisitions as previously discussed. For the three months ended April 30, 2000, we also generated approximately $7.7 million of cash from the issuance of class B common stock to our employees and certain independent contractors under our Direct Investment Plan.

  Fiscal year ended January 31, 2000 compared to fiscal year ended January 31, 1999

    Cash and cash equivalents decreased $9.0 million to $14.5 million at January 31, 2000 from $23.5 million at January 31, 1999. We used cash from operations in the fiscal year ended January 31, 2000 of $20.0 million versus generated cash from operations of $55.8 million for the fiscal year ended January 31, 1999. This change was driven by decreased net income, assumption and subsequent payment of ordinary course liabilities resulting from the Daniels Printing and Alternatives Communications acquisitions and higher levels of accounts receivable balances as business activity has increased from lower levels at the beginning of the year. Net cash used in investing activities was $71.8 million and $23.1 million for the fiscal years ended January 31, 2000 and 1999, respectively. Significant uses of cash in investing activities for the current year included $54.6 million of cash used for the Daniels Printing and Alternatives Communications acquisitions and capital expenditures of $14.9 million. Consideration for the Daniels Printing acquisition included approximately $44.0 million in cash, assumption and payment of existing line of credit obligations totaling approximately $5.6 million and the assumption of certain ordinary course liabilities of $7.7 million. Consideration for the Alternatives Communications acquisition included approximately $2.6 million in cash, a promissory note of $0.8 million, payment of an existing line of credit obligation of $2.1 million and assumption of certain ordinary course liabilities of $1.9 million. Net cash provided by financing activities was $82.8 million for the fiscal year ended January 31, 2000 compared with net cash used in financing activities of $11.8 million for the fiscal year ended January 31, 1999. This change resulted from the net impact of the merger related financing and financing significant portions of the Daniels Printing and Alternatives Communications acquisition with our revolving credit facility and the absence of non-merger stock repurchases during the current year.

  Fiscal years ended January 31, 1999 compared to fiscal year ended January 31, 1998 and January 31, 1997

    Cash provided by operating activities was $55.8 million in fiscal year 1999, compared to $30.9 million in fiscal year 1998 and $8.5 million in fiscal year 1997. Operating cash flows for fiscal year 1999 included strong earnings performance and a decrease in accounts receivable and work-in-process inventories offset by decreases in accounts payable and accrued expenses. Operating cash flows for fiscal year 1998 included strong earnings performance, a decrease in work-in-process inventories and an increase in accounts payable and accrued expenses offset by an increase in accounts receivable.

    Net cash used in investing activities was $23.1 million in fiscal year 1999, compared to $30.1 million in fiscal year 1998 and $35.8 million in fiscal year 1997.

    Net cash used in financing activities was $11.8 million in fiscal year 1999 compared to $3.4 million in fiscal year 1998. Net cash used in these fiscal years was primarily a result of repurchases of common stock offset by stock option exercises and repayment of borrowings under our line of credit. Fiscal year 1997 cash provided by financing activities of $20.4 million was primarily a result of the issuance of long-term debt offset by payments on long-term debt and capital lease obligations.

Impact of Year 2000

    To date, none of our products has revealed any significant year 2000 problems. However, we believe the failure of some of our customers to make their computer systems year 2000 compliant or the abandonment or delay of offerings, acquisitions or other transactions due to year 2000 concerns held by some of our customers temporarily harmed our operating results, in particular during the fourth quarter of fiscal 2000 and the first quarter of fiscal 2001. The total cost to identify and remediate our year 2000 problems was approximately $4.3 million. These costs primarily relate to the purchase of a new payroll system, consultant and payroll-related costs for our information technology group and some computer hardware and software package upgrade purchase costs. Such costs do not include normal system upgrades and replacements.

Quantitative and Qualitative Disclosures About Market Risk

    Borrowings under Merrill Communications LLC's credit facility accrue interest at variable rates. Based on outstanding borrowings under the credit facility at April 30, 2000, a one-eighth of one percent change in interest rates would impact interest expense in the amount of approximately $0.2 million annually. On December 22, 1999, we entered into an interest rate cap with DLJ International Capital. Beginning March 24, 2000, the interest rate for $110.0 million of borrowings under our term loans A and B will be 7.5% until December 24, 2001.

    We regularly invest excess operating cash in overnight repurchase agreements that are subject to changes in short-term interest rates. Accordingly, we believe that the market risk arising from our holding of these financial instruments is minimal.

BUSINESS

Introduction

    We are a diversified communications and document services company applying advanced information systems and intranet/Internet technology to provide a broad range of services to our financial, legal and corporate clients. Our services integrate traditional composition, imaging and printing services with document management, distribution, marketing and software solutions. This integrated approach helps streamline the preparation and distribution of business-to-business communications materials. We serve our domestic clients through 37 business centers throughout 29 cities in the United States, and our international clients through offices in Paris and London, a strategic alliance in Canada and other alliances with local document service providers in Asia, Latin America and Australia.

    Our business strategy is to help our clients communicate more effectively with their clients. We pursue this strategy by providing a total outsourcing solution for all of our clients' business-to-business communications and document needs. As part of our strategy, we focus on specific client segments that have substantial and complex communications requirements for which we develop an expertise that we believe provides us with a significant competitive advantage. Our service offering is often fully integrated with our clients' internal processes, and in many cases we have dedicated full-time personnel situated on-site at our clients' locations. As a result, we have built strong, long-lasting relationships with clients that have trusted us to manage their time sensitive, confidential documents and their branded promotional materials. We believe that these strong, trusted relationships help provide us with a more stabilized source of cash flow.

    As part of our efforts in helping our clients communicate more effectively with their clients, we have been a leader in introducing electronic, digital and Internet-based solutions that add value to traditional printing services. We have designed our service offering to take advantage of our strong technological capabilities in web-based information, document collaboration and distribution and in electronic document imaging, coding and retrieval. The proprietary technology embedded within our services further strengthens our client relationships and the integration of our service offering into our clients' communication processes, which in turn leads to more stabilized cash flows. Furthermore, these capabilities allow us to wrap value-added technology-based communications solutions around basic services, such as printing, thereby allowing us to command higher margins. Our technology expertise has also positioned us as a leader in the evolution of document creation, management and distribution in both print and electronic formats. We view our technology expertise as an important competitive advantage and we have made a significant investment in this area. Currently, we have a team of approximately 235 project managers, software developers, and support personnel responsible for the design, development and implementation of our technology-based offerings.

    As part of the realignment in our corporate structure in February 1999, we shifted from a geographically based matrix organization into five business units in order to provide clearer accountability, quicker decision making, sharper operational focus within each line of business and to better enable us to capitalize on the growth opportunities within each of our markets. We continue to leverage our information technology concepts across all business units. Our business units are organized under two reportable segments, Specialty Communication Services and Document Services.

Specialty Communication Services

    This segment of our business provides our financial, investment company and corporate clients with information technology-based solutions for the production and distribution of transactional financial documents, marketing materials, compliance documents, and branded promotional materials.

Financial Document Services

  Overview

    Our Financial Document Services business unit produces and distributes (electronic and paper) time critical, transactional financial documents, such as registration statements, prospectuses, offering memoranda and other printed materials that are part of business financings, mergers and acquisitions. We also produce compliance and reporting documents, such as annual and quarterly reports and proxy statements, that are either mailed or made electronically available to shareholders. In the financial printing market, we are one of three international financial printers with a nationwide network and recognized brand name.

  Services and Marketing

    Our principal service is coordinating the composition, printing and distribution of electronic and paper transaction-based financial documents, as well as compliance and investor reports. Our strong reputation in maintaining confidentiality and responding to urgent time deadlines is critical to our success and has led to the long-lasting, trusted relationships we have developed with our clients. We offer 24-hour conference facilities, high-quality support services to assist in the preparation, printing and delivery of documents, and advanced information technology solutions to facilitate collaborative work environments, speed delivery of proofs and assist clients in electronic delivery of documents to their shareholder and investor base. We are also responsible for making all required regulatory filings with agencies, such as the SEC. We are the only national financial printer with a direct line to the SEC, which we believe provides greater reliability and efficiency in filing documents electronically through the SEC's EDGAR system. We believe we are also the only financial printer with an integrated, single source composition and filing system. Since the typeset and EDGAR versions are output from the same data file, our integrated, single source system provides our clients with greater reliability and efficiency in producing accurate typeset and EDGAR proofs for filing. We also coordinate the distribution of disclosure documents for our corporate clients through secure, offering-specific web sites, as well as the dissemination of their ongoing investor reports on their proprietary intranet systems or on corporate Internet sites. In April 2000, we acquired substantially all of the assets of NTEXT Corporation, a translation services business located in New York. As a result of this acquisition, our Financial Document Services business unit now offers translation services to its customers as part of its regular product offering.

    We emphasize technology-based solutions in providing financial document services to our clients, including software applications that facilitate collaborative work environments and reduce the need for face-to-face drafting sessions. Some of our more important software applications are described below:

  •
  MerrillDirect, introduced in early 2000, is a secure, business-to-business web site that assists clients in developing, preparing and distributing financial documents through the Internet. MerrillDirect offers our customers composition and alteration capabilities, in native word processing formats, such as Word or Excel, as well as EDGAR filings, document management services, and digital print and distribution services. Users submit word-processing files to MerrillDirect.com through the Internet, have it converted to EDGAR format, review it and seamlessly file it with the SEC, all using MerrillDirect.
  •
  Merrill IR Edge, introduced in 1999, is a web-based service through which we host, create and design investor relations web sites for our clients, including, at the client's election, electronic distribution of regulatory and investor reports, stock price information, research reports, press releases, links to other helpful web sites and other information important to investors.
  •
  Merrill e-Collaborate, introduced in 1998, is a web-based document management tool that is designed to streamline the creation of time sensitive documents. Merrill e-Collaborate provides a secure electronic work space where working group members can offer comments and review proofs instantly, without having to wait for couriers and faxes. This system also has a built-in address book with e-mail capabilities, a group discussion area and links to various securities law publications.

  •
  Merrill e:Proof, introduced in 1996, is an electronic distribution method of typeset and EDGAR documents through Internet e-mail or a secure point-to-point connection, that can be viewed on-screen, distributed by e-mail or printed as hard copy from any computer with access to e-mail and a printer. This software eliminates the need for time consuming and costly couriers, faxes and mail services. All documents distributed through Merrill e:Proof are password protected and encrypted to ensure a secure document.
  •
  Merrill<>Link, introduced in 1992, permits a client to receive sharp, clear page proofs directly in specified client locations through the use of a remote printer. Merrill<>Link has multiparty capabilities that enable printers in multiple locations to receive proof pages simultaneously. We use Merrill<>Link extensively in our international operations to service our clients while minimizing our fixed-cost asset base.
  •
  MDB<>Link, introduced in 1990, offers clients the ability to print a "blueline" directly in specified client locations. Because the blueline is the last stage of document production prior to bulk printing, wider and more timely client access to these documents is viewed as a significant convenience and helps to ensure satisfaction with printing formats, page spacing and page layout.

    We market primarily through direct one-on-one contact with our clients, which include corporate officers and legal departments, securities attorneys, investment and merchant bankers and other financial professionals involved in public and private offerings, mergers and acquisitions.

    Our financial printing services are provided on a project basis for individual transactions and on a periodic basis for ongoing regulatory filings or investor reports, and are typically billed on a project basis. Pricing varies significantly and is dependent in large part on the time frame allowed for the filing, the type of filing and number of proofs, document complexity, the number of pages, the distribution method for the proofs and the filing, and the extent of the revisions.

  Operations

    The creation, assembly, production and distribution of financial documents requires rapid composition, printing, electronic conversion and distribution services that are available 24 hours a day and tailored to the exacting demands of our clients. Each document typically goes through many cycles of proofreading and editing, and proofs must often be delivered simultaneously to several different cities worldwide. We have over 200 conference rooms in 30 cities in the United States and additional conference facilities in our offices in Paris and London. We also have conference facilities available for our clients' use in Canada, Asia, Latin America and Australia.

    We use advanced information systems and intranet/Internet technology to create a "hub and spoke" network, linking our composition center hubs in St. Paul, Minnesota and suburban Baltimore, Maryland with our 29 service facilities throughout the United States and internationally. We pioneered the use of the hub and spoke network as an efficient means of deploying the resources needed to service our clients. The concentration of resources at our hub facilities allows us to offset the peaks and valleys of workloads among our service centers. Our staff can also develop a deeper level of expertise and we can provide them with better and more constant training. We can also more easily scale up our operations during seasonally high work load periods by hiring predominantly at our hubs, rather than at service centers across the country. At June 30, 2000, we employed 1,074 employees, including 266 customer service employees and 180 sales, marketing and sales support personnel.

  Competition

    We compete for clients in the financial printing area based primarily on relationships, technology offerings, cost, the scope of our capabilities worldwide and the overall quality of customer service, especially the ability to produce rapid and accurate revisions. We believe that our leading position in introducing software solutions to facilitate document production is a competitive advantage in attracting and retaining clients. Domestically and internationally, our primary competitors are Bowne & Co., Inc. and R.R. Donnelley & Sons Company, especially for the larger transactional and compliance work. We also compete with many smaller regional companies in the United States. We believe that the relationships that we have developed with many United States-based multi-national law firms and investment banks provide us with an advantage in competing for the financial document services business generated by their overseas operations.

Investment Company Services

  Overview

    The Investment Company Services business unit designs, produces, prints and distributes marketing materials and compliance documents for public and private investment funds, insurance companies, banks and variable annuity providers, principally in the United States. We also offer software solutions that assist our fund clients with the creation and assembly of fund documents. We currently provide services to eight of the top 10 fund families, in terms of total assets, and we have had relationships with our top 10 fund clients for an average of over 12 years.

    Demand for our Investment Company Services is driven by the number of shareholders in funds, the movement of shareholders between funds and the introduction of new funds as a result of various market dynamics. According to the 1999 Mutual Fund Fact Book, published by the Investment Company Institute, the investment fund industry has increased at a 15.1% compounded annual growth rate in the number of shareholder accounts from 1984 through 1998. In addition, the number of investment funds has experienced a 13.5% compounded annual growth rate over the same period. We believe that the number of shareholders in funds and the movement between funds will continue to grow rapidly, as the baby boomers continue to age and as investors become more sophisticated about potential fund options and portfolio diversification strategies. We also believe we will continue to see the introduction of new funds in response to changing market dynamics, as we have seen with the introduction of Internet funds and international funds in the last few years.

    Although there are more than 800 investment companies in the United States, we target our sales and marketing efforts on approximately 420 of the largest companies within the market. We believe that the investment fund industry is likely to experience substantial consolidation in the next several years and we expect the larger clients we target to be among the survivors. We also focus our operations in the largest and fastest growing markets, in terms of the number of investment companies located within the market. In April 1999, we acquired Daniels Printing, a leading provider of investment fund services in Boston. We believe that this acquisition helped us increase our penetration of this market by building on Daniels' strong reputation as a service provider in this industry. In March 2000, we acquired the financial services and training documentation business of Ames Safety Envelope Company (known as Ames On Demand), a full-service printer based in Woburn, Massachusetts. Adding Ames On Demand to our product mix enhances our presence in the New England market by bringing fulfillment and distribution capabilities to the northeastern United States, where many of our financial services clients are based. We may make other acquisitions in areas that complement our core services, such as suppliers of mail and other distribution services to fund investors.

  Services and Marketing

    Public investment funds in the United States are permitted to use a wide variety of marketing materials to attract investors, many of which rely heavily on graphic and full-color print layouts. Due to the large number of funds and intense competition among funds, multi-fund complexes seek to create a brand identity that is easily recognized by a geographically diverse and fragmented investor base and to differentiate their marketing materials through the use of unique design elements. The frequency of required reports sent to individual shareholders requires substantial coordination of information from a variety of third parties, including outside administrators, transfer agents, advisers and accounting firms. In response to these market dynamics, our Investment Company Services business unit provides a full range of services that go beyond printing to the creation, production, distribution and reporting of fund documents. These services include software solutions that assist our clients in creating and assembling fund documents; comprehensive prepress services, which includes all of the necessary preparation of a document prior to printing; and document management and distribution services, including fulfillment (both electronic and paper) and inventory management of fund documents. Our personnel dedicated to this business unit are trained in the technical requirements applicable to investment funds in the United States, and we continually seek to adapt our systems rapidly to respond to changes in SEC reporting requirements or to market practices that affect our fund clients.

    In addition to collaborative Internet-based work environments for editing and proofing documents, such as Merrill e-Collaborate and Merrill e:Proof, we offer our Investment Company Services clients sophisticated software applications tailored to the unique requirements of investment funds and the specifications of our fund clients. Included among our current service offering are the following proprietary software applications:

  •
  Electronic Distribution Services, introduced in 1999, is a consent database system designed to comply with SEC regulations requiring investment funds to obtain consent from investors before sending them disclosure information electronically. The system maintains a database of consent replies, as well as preferences for diskette, CD-ROM or Internet distribution.
  •
  Merrill TextManager, introduced in 1998, is a software application that allows an investment fund client to create, manage and share text among multiple users, facilitating collaboration within and among teams. The system creates an electronic library of approved text that can be retrieved and reused, ensuring language consistency among multiple documents and reducing review cycles. Merrill TextManager also tracks changes within individual documents and changes among groups of documents.
  •
  MerrillConnect, introduced in 1998, is an integrated software system that manages the sales and marketing process for investment funds. The system provides sales tracking, marketing analyses and a central database of all investor contacts.
  •
  MerrillReports, introduced in 1991, is a program that assists investment funds in preparing shareholder reports by automating the process of creating, typesetting and transmitting financial reports.  MerrillReports gathers information from a fund's accounting system and its transfer agent's records and is customized to accommodate a fund's accounting system and the specific requirements of its financial mapping and design elements. This software allows a fund to create and distribute its own proofs internally and to its filing agent. MerrillReports is a leading software system for fund prospectus creation and assembly.

    We market our services through a direct sales force of approximately 41 sales representatives, many of whom have significant prior experience at fund companies. Our sales representatives are highly trained not only in our service offering, but also in the operations and regulatory issues of the investment company industry. We believe that this training provides our sales force with a significant competitive advantage. In addition to direct, one-on-one marketing, we participate actively in investment company conventions and conferences and engage in direct mail and branding campaigns.

    Our services are generally provided on a periodic basis, often weekly for our larger clients, and are typically billed on a project basis. The majority of our pricing is subject to change at any time and varies substantially based on the type of project and the size and scope of our relationship with the client. We often bundle our traditional composition and printing services with our software solutions.

  Operations

    The creation, assembly, production and distribution of documents for our Investment Company Services clients is similar to the process used in our Financial Document Services business unit. This process requires design, composition, printing, electronic conversion and distribution services that are available 24 hours per day and tailored to the exacting demands of our clients. Our Investment Company Services business unit uses the same hub and spoke technology as our Financial Document Services business. We also employ customer service representatives who are trained in the operations and regulatory issues of the investment company industry. Recently, we have begun to place customer service personnel in-house at several of our clients' locations, which has further strengthened our client relationships and improved client satisfaction. At June 30, 2000, we employed 508 employees, including 83 customer service employees and 61 sales, marketing and sales support personnel.

  Competition

    We compete in the investment funds market based primarily on overall quality of our customer service, particularly our ability to produce rapid, accurate revisions consistently incorporating the client's special design and informational requirements. We also compete based on cost, relationships and our design, printing and distribution capabilities. We believe that our customized software applications, particularly in document creation and assembly, constitute a significant competitive advantage. Our acquisitions of Daniels Printing and Ames on Demand have strengthened our presence in the New England market, where over 25% of the total public investments funds in the industry are located. Competition for composition and printing services in this market is highly fragmented. Our primary competitors for these services include large, national financial printers and smaller, regional printers across the United States. The market for many of the communication and marketing services that we offer is even more fragmented given that these services are also offered by various other market participants, such as software designers, mailing and courier services and data processing companies. We believe that our integrated suite of tailored investment fund services provides us with a competitive advantage relative to these other service providers.

Managed Communications Programs

  Overview

    The Managed Communications Programs business unit provides comprehensive business communications solutions from design to distribution, using fully integrated, customized, print-on-demand communications materials and branded products. For a majority of our clients, we offer a large number (often in excess of 200) of branded promotional products, including business cards, letterhead, product brochures, customer newsletters, retail forms, point-of-purchase materials and "high-end" marketing materials. We focus on customer segments with complex distribution requirements and a need to maintain a consistent brand image among dispersed operations, including franchise, retail and agent networks. We believe we are the leading provider of communications management solutions to the real estate brokerage industry. Our clients include some of the largest and most respected real estate brands in the United States, such as Century 21 Real Estate Corporation, Coldwell Banker Corporation, ERA Franchise Systems, Inc., Prudential Real Estate Affiliates and RE/MAX International, Inc., as well as some of the nation's premier marketers, such as Aon Corporation, AXA Financial, Inc. (formerly The Equitable Companies Incorporated), Cendant Corporation, Eddie Bauer, Inc., Nordstrom, Inc. and Visa U.S.A., Inc.

  Services and Marketing

    Our service offering is designed to help our clients present a uniform image across dispersed operations and to reduce our clients' cost of communicating with their clients. We assist our clients in designing, sourcing and distributing various communication materials (including letterhead, business cards or member directories), as well as promotional products (including umbrellas, pens and tee-shirts) and point-of-purchase materials (including sales tickets and jewelry price tags). In some cases, we design the catalogues of promotional items used by our clients and we manage the inventory of such items. In providing our service, we maintain a database of information about each end-user and his or her marketing efforts, purchasing history and other information. This database of information is a valuable strategic asset, which our clients rely upon to conduct their operations. Through this database, for example, we can help our clients create targeted direct marketing campaigns. As part of our service, we also help clients re-engineer their methods of business communication, which typically results in significant improvements in productivity and cost savings for our clients. These engagements contribute towards our strategy of maintaining strong and long-lasting client relationships in which we become an integrated part of our client's communication process and, as a result, less susceptible to competition from other communications service providers.

    One of the major clients of our Managed Communications Programs business unit is Coldwell Banker Corporation. As an example of the services we provide, we are the preferred vendor for all promotional material used by Coldwell Banker's real estate agents, and we designed the Coldwell Banker catalogue that comprises such items. The 88 page catalogue contains over 200 promotional items, including business cards, "just listed" mailing cards, home buying brochures and umbrellas with the Coldwell Banker logo. Real estate agents can place orders for any item in the catalogue by telephone, fax or the Internet. We then either ship from our own inventory, print-on-demand, or procure the item from a third party supplier. Our staff is trained to cross-sell certain items and suggest particular product group offerings in specific circumstances. For example, we may suggest to a new agent a starter kit containing business cards, letterhead, envelopes and home buyer guides. If an agent is sponsoring a promotional event, such as a golf outing, we may up-sell certain items by suggesting golf shirts with the Coldwell Banker logo, which we would purchase from a third party supplier. By centralizing the purchasing and fulfillment with us, Coldwell Banker ensures that all of its agents adhere to a uniform brand image. Coldwell Banker also realizes significant savings by eliminating purchasing agents and buyers and consolidating its buying power. We also maintain a database of the spending histories for each agent and are able to recommend starter kits or quantities based on historical usage. Furthermore, we can report purchasing habits and trends to Coldwell Banker for analysis.

    We offer our Managed Communications Programs clients software applications, including the following:

  •
  Merrill net:Prospect, introduced in 1998, and Merrill net:Prospect Plus, introduced in 1999, are Internet ordering sites used by real estate agents for target mailings. Key features include a postcard with business reply, a personalized postcard with agent photo, the choice of three standard or custom headlines, the ability to order on-line with turnaround in two to three days, and options for custom messages and a property photo. Some of the additional features offered by Merrill net:Prospect Plus include a custom broker monthly mailing program, on-line photo display, custom broker headlines, on-line mailing history and database storage and maintenance.

  •
  Merrill@ccess, introduced in 1998, is an on-line ordering, requisitioning and inventory management system that can be customized to meet specific user requirements. It provides a visual representation of all marketing communication materials including kits, kit components and their contents. Merrill@ccess also has the ability to display availability, estimate the approximate cost of the order, provide various shipping methods, and confirm the order in real time.

  •
  e-stores, introduced in 1997, are e-Commerce sites that are customized for particular clients. These stores provide order entry and database services that interface with our fulfillment and print manufacturing operations. Our standard e-stores includes "shopping cart" transactions, various security features, product descriptions and images, a help guide and search engine. Our advanced e-stores include, in addition to the standard features, printable order forms, product previews, quota administration, more advanced security features, user profile product display, shopping carts with edits, order history, status reporting and custom shipping methods.

    Our marketing approach varies based on the type of client. For our real estate and franchisor clients, we employ a two tier selling approach. First, we use a direct sales force to market our overall package of services to the parent company or franchisor, with the goal of becoming the preferred vendor for branded promotional materials for the agent or franchise network. This tier of the sales and implementation cycle typically ranges from 12 to 36 months, reflecting the time required to analyze and understand the client's logistical and communications requirements, to design and implement an appropriate program and to transition the services from the client's own operations or its outside vendor. We believe that the investment of time and resources into this sales cycle strengthens our relationships with our clients and creates a barrier to entry by other competitors. For the second tier of the sale, we market the products approved by the parent company or franchisor to the agents or franchisees. We market to these clients through the Internet, direct mail and, occasionally, through direct sales. For our corporate clients, we have a single tier approach based entirely on direct sales efforts.

    We generally contract to supply branded promotional materials to large geographically dispersed companies or franchisors for a typical three-year term. In the case of our real estate and franchisor clients, we are promoted as the preferred vendor to their agents or franchisees and our revenue is generated by selling products to these agents or franchisees. Our basic products and services (such as business cards and flyers) are priced on a "per piece" basis, while other, more customized products and services (such as umbrellas and golf shirts) are sold on a "cost plus" basis. If we manage a client's entire inventory and fulfillment needs, we either charge a fixed fee, which would include all necessary software tools, or we charge on a menu basis, where our clients can pick the services they desire.

  Operations

    We use a sophisticated order entry system for receiving and processing orders, which includes mail orders, fax and a large inbound telemarketing staff. We fulfill these orders by bulk printing these items through the Merrill Print Group with further personalizing and imprinting completed at our facility in St. Cloud, Minnesota. Our other catalogue products are shipped directly to the client from our third party vendors. We use an automated "materials handling system" that manages order processing, billing, shipping and inventory levels. Most orders are filled within four days of receipt. We recently began an initiative to move our clients to our e-stores and telephone order systems from the traditional fax and mail order methods, which we believe will strengthen our ability to cross-sell our products and increase our revenue. At June 30, 2000, we employed 864 employees, including 140 customer service employees and 102 sales, marketing and sales support personnel.

  Competition

    We compete primarily based on the scope of the services that we provide, price and the overall quality of our customer service. The competitive market for our Managed Communications Programs services is highly fragmented. Our main competitors are large, national integrated print and information service providers, as well as a number of smaller regional and local companies.

Merrill Print Group

  Overview

    The Merrill Print Group offers comprehensive digital prepress, printing and fulfillment services to our other business units and to corporations, design firms and governmental agencies. We maintain an outsourcing strategy and a low fixed-cost asset base in order to maximize the utilization rate of our printing assets. As a result, our capital expenditures are lower than those of a traditional commercial printing company. In addition, we believe our low fixed-cost asset base and outsourcing strategy provide us with a competitive advantage during downturns in printing market demand, when the impact on our profitability is minimized relative to our competition.

    In April 1999, we broadened Merrill Print Group's capabilities by acquiring Daniels Printing, a full-service financial and commercial printing company based in suburban Boston, Massachusetts. In operation for over 100 years, Daniels Printing has long been a provider of high-quality printing and related services to investment companies and corporations predominantly in the Northeastern United States. Daniels Printing sells its high-end color printing products in the form of annual reports, brochures, marketing materials and other advertising materials and packaging to large corporate clients.

  Services and Marketing

    We offer a broad range of prepress, printing and distribution services. Our prepress capabilities consist of both traditional and digital prepress services, including all of the necessary image preparation of a document prior to its printing. This stage of the process involves a significant amount of client interaction, including a client's review of proofs and the layout of documents. In addition to printing time sensitive documents, such as the prospectuses and proxy statements produced by our Financial Document Services and Investment Company Services business units, we also print high-quality commercial documents, such as annual reports, high-end marketing materials and branded promotional materials sold by both our Managed Communications Program and the Merrill Print Group. In addition, we print ballots in connection with public elections and referenda in the counties and the State of California. Our distribution services consist primarily of distributing regulatory and investor information to transfer agents or investment bankers as directed by these clients.

    Currently, our principal clients are our other business units, which together account for a majority of our capacity. As part of our focus on attracting third party commercial printing, we intend to direct our marketing efforts to design firms, high growth companies, Fortune 1000 companies that require high quality printing and companies in industries that are dependent on print media in reaching their target markets.

    Contracts for our printing services are generally on a purchase order basis. Pricing is based on the quantity of materials printed, the number of pages and type of paper required, the amount of color in the document and the time frame allowed to complete the document.

  Operations

    We operate printing plants in St. Paul, Minnesota; Los Angeles, California; Chicago, Illinois; Dallas, Texas; Union, New Jersey; and suburban Boston, Massachusetts. These plants primarily serve the printing requirements of clients in our Financial Document Services and Investment Company Services business units. Printing requirements associated with Investment Company Services and the compliance document printing within Financial Document Services are significantly more predictable and less time sensitive than printing associated with financial transactions. By leveraging our printing assets among both types of printing, we are able to maximize our utilization by scheduling the more predictable and less time-sensitive printing during lulls in demand for transactions-based printing. This leverage provides us with a competitive advantage in maximizing utilization and operating efficiencies.

We also operate a specialized color printing facility in St. Cloud, Minnesota. This facility primarily serves our Managed Communications Programs business unit. With our plant in suburban Boston, Massachusetts, we have high-quality, high-speed presses and enhanced prepress capabilities. All of our facilities are linked together by a high speed data network. As part of our outsourcing strategy, we subcontract certain of our printing requirements, particularly those of our Financial Document Services and Investment Company Services business units, to third-party local printing plants. At June 30, 2000, we employed 588 employees. Our customer service and print production groups are responsible for the coordination of all prepress and distribution services whether the work is produced internally or externally. This group is responsible for maintaining our high-quality levels while maximizing our utilization levels and operating efficiencies.

  Competition

    The commercial printing market is highly fragmented and we compete with national and regional printing companies. For our high-end annual reports and collateral printing, we compete with a number of national companies. Competition in our commercial printing business is intense and is based on quality, price, technological capability and established relationships. We believe that we maintain a strong competitive position in our markets due to our targeted marketing and sales programs, our high level of customer service, and our manufacturing efficiency and productivity.

Document Services

  Document Management Services

  Overview

    Our Document Management Services business unit provides law firms, corporate legal departments, investment banks and other professional services firms with information management products and services designed to enhance productivity and reduce costs. We provide a total outsourcing solution to our clients' information management needs, including providing all of the staff, technology and equipment necessary to manage the varying levels of demand associated with this function. We operate 84 document service centers on-site at client locations in 11 U.S. metropolitan markets. In these centers we manage a range of services, including document imaging, copying, fax management and desktop publishing. We offer these services typically over a three to five year contractual period. Supporting this business are over 500 of our employees resident in our clients' facilities. We also manage reprographics and regional imaging centers that provide litigation support for small and large-scale assignments. In addition, we offer a sophisticated, web-based litigation support software program that enhances our clients' productivity in the storage and retrieval of legal documents associated with complex corporate and litigation matters.

    We have focused our operations principally on the legal market given the complexity and importance of its document and information management requirements. This focus has provided us with an expertise and strong reputation in handling their time sensitive and confidential documents, which we believe provides us with a significant competitive advantage. We plan to use our expertise in managing the legal market's documents needs to expand into other professional services markets, such as the investment banking and accounting firm market, which have similarly complex information and document management requirements. The software and other technology-based solutions that we have developed for the legal market may also be readapted with limited additional investment for use in these other customer segments. We also focus our operations in markets where we already have a critical mass of operations or in markets where we have been offered a project and believe we can rapidly establish a critical mass. This approach strengthens our profitability by allowing us to leverage our local management infrastructure and to better utilize our local workforce, which can be moved among our client locations depending upon the relative workload and demand required by each of our clients within the market.

    We believe that the outsourcing of document and information management operations by clients within our targeted customer segments will grow rapidly over the next several years. As the requirements of these document and information management operations become increasingly complex, the investment and resources needed by our clients to maintain their competitive advantage becomes significantly more burdensome. The skills of the workforce needed to manage such operations also increases. Given that these operations represent an ancillary function to our clients' core operations, our clients experience difficulty in attracting a skilled workforce to manage this function. As a result, many of these clients feel economically compelled to outsource these operations.

  Services and Marketing

    We offer a broad array of document-based information management services including:

  •
  Document service centers, in which we offer comprehensive copying, fax and mailroom management, records management, desktop publishing and document imaging services within a client's offices. Through our document service centers, we address a client's total document management needs, including providing on-site employees, equipment and management of the operation.

  •
  Large-volume reprographics, in which we provide digital printing and copying services to our clients for projects that are time sensitive, highly confidential and often require a rapid turnaround time. We provide photocopying services, sequential numbering, storage and retrieval of paper documents that are often provided to us in multiple boxes on varying paper sizes and binding techniques. We produce photocopies at our own service facilities or using equipment and personnel that we provide at the client's office. These services are typically provided to clients for a specific litigation matter and range in volume from 6,000 to five million pages. Larger reproduction services are generally for "high profile" cases that continue for several months or years.

  •
  Imaging, coding and repository services, in which we create electronic document repositories for clients. We convert documents from paper to an electronic medium using scanning equipment at our own regional imaging centers, equipment and personnel at the client's office or the Internet. We provide the images to the client on CD-ROM, using our imaging software, or through the Internet, using our Merrill UR Law software. We also provide coding services, which are heavily used in litigation matters at our national coding center in Norwalk, Connecticut. As part of this service, each page in a large volume of documents can be coded with various parameters, including the author, the document type, title, primary recipient and carbon and blind copy recipients. Our Electronic File Discovery (EFD) service electronically captures e-mail files and their attached documents, automatically extracting bibliographic information (including dates, sender and all recipients) and textual content on a page basis for full text searches.

  •
  Litigation support software, in which we provide a web-based, document imaging, coding and retrieval system enabling our clients to analyze, sort, annotate, edit and print litigation documents. We offer our Merrill UR Law  subscription services to law firms and corporate law departments either on a project basis, on a firm-wide basis or as part of our imaging and coding service offerings.

    We principally target law firms and corporate law firms that have a minimum of 26 attorneys (estimated to be over 2,000 law firms and 200 corporate law departments). We also target investment banks and accounting firms which have complex document and information management needs that are likely to be outsourced. To increase awareness of our service offering, we host presentations at trade shows and conduct limited advertising in directory and trade publications. Our sales effort is also supported through our document service centers, where our staff can gain an in-depth knowledge of our clients' total document and information management needs and are thus able to sell other services we offer that our clients may not yet be utilizing. Given the range of services we provide in our document services centers and the integration of these operations into our clients' communication processes, the sale of this service requires a consultative approach and typically requires six to nine months to complete. Software applications also generally require a six to nine month sales cycle. We believe that the investment of time and resources into these sales cycles strengthens our relationships with our clients and creates a barrier to entry by other competitors. Sales of our reprographics, imaging and coding services are event-driven and typically have a short sales cycle lasting from days to weeks.

    Pricing for our services in this business unit varies substantially depending on the type and scope of the project. Document service centers are typically provided under three to five year contracts, with pricing dependent on the level of support staff and the number of copies provided monthly. Reprographic, imaging, coding and repository services may be provided on a purchase order or long-term contractual basis, depending on the size of the job. In the case of projects linking several locations, such as our document repository services, we will also charge a flat administration fee reflecting considerations such as the minimum number of pages required to establish the repository and the cost of relevant software applications. We also charge licensing and subscription fees for our Merrill UR Law software.

  Operations

    We operate 84 document service centers located on-site at our clients' premises in 11 U.S. metropolitan markets. We provide the management, staffing and equipment for all of these centers. We have lease arrangements with major manufacturers of photocopying equipment, whereby we lease such equipment on an as-needed basis and pay for usage on a per copy basis (as opposed to paying a fixed monthly rental cost). We also are able to replace, remove or add equipment generally for no additional charges. These arrangements are in line with our overall operating strategy of minimizing our fixed-cost asset base. We also operate reprographics facilities in Los Angeles (three centers) and San Francisco, California; Denver, Colorado; St. Paul, Minnesota; Chicago, Illinois; Dallas and Houston, Texas; Boston, Massachusetts; Union, New Jersey; and Washington, D.C. These facilities are equipped with high-performance photocopying equipment and, in some locations, servers and personal computers for our Merrill UR Law software. Our national imaging center in Norwalk, Connecticut, contains all of the equipment used to convert documents into a digital format, including scanners, personal computers, printers, photocopying equipment and servers. At June 30, 2000, we employed 1,177 employees, including 29 customer service employees and 64 sales, marketing and sales support personnel. Approximately 500 of our employees in our document service centers are located on-site at our clients' premises.

  Competition

    In our Document Management Services business unit, we compete with nationwide services companies, including Bowne & Co., Inc. and Uniscribe Professional Services, Inc., and a number of smaller, local companies. We also compete with other vendors of specialized litigation support services and a large number of photocopying and imaging shops, including both privately-owned and franchised operations. Competition in this part of our business is intense and is based principally on service, price, speed, accuracy, technological capability and established relationships. For our Merrill UR Law software, we compete with various software products, most commonly a product offered by Summation Legal Technologies, Inc. We compete primarily on the basis of quality and features of the product, customer service and support as well as cost.

Technology

  Overview

    Our technology expertise has positioned us as a leader in the evolution of document creation, management and distribution in both print and electronic formats. We view our technological expertise as an important competitive advantage, and we have made a significant investment in competencies that maintain our leading position and diversify our revenue base. These competencies include:

  •
  text processing, conversion and formatting;

  •
  Internet, extranet and intranet capabilities;

  •
  database management;

  •
  image and graphic processing; and

  •
  digital printing.

    We strive to leverage the applications we develop for a specific client or business unit by modifying them for use by other clients or business units. Merrill e-Collaborate, for example, was first used in our Financial Document Services business, but has since received strong interest from clients in both Investment Company Services and Document Management Services. We also plan to utilize the e-Commerce capabilities we have developed in our Managed Communications Programs business unit for applications in our Investment Company Services business unit.

    Currently, we employ approximately 235 full-time project managers, software developers, and support personnel responsible for the design, development and implementation of our technology-based offerings. We have also created a program, Merrill Technology Portfolio, whereby we establish and partly fund companies to develop innovations related to technological capabilities or products that are useful to our business. Recently, we have begun to offer the entrepreneur sponsoring these innovations up to a 20% equity interest in the venture, in the form of stock options or stock grants. We believe that this program allows us to attract and retain the top talent in our industry, to provide them with incentives to realize their innovations and to leverage our investment in technology.

  Product and Services

    Our technology services assist our clients to communicate more effectively with their clients by streamlining the document creation, production and distribution process and by assisting the client in administering the process. Many of our technology services improve the speed by which the documents are created, produced and distributed as well as the accuracy of these documents by automating the gathering and distribution of financial and textual information.

    The following table lists our principal proprietary communications tools.

Product	Key Features	Business Unit(s)

Creation Tools

MerrillDirect	• A secure, business-to-business web site that assists clients in developing, preparing and distributing financial documents through the Internet.	Financial Document Services
• Using Merrill's online EDGAR component, filers can submit SEC-regulated documents directly from their word processing format to MerrillDirect for EDGAR conversion. The file is automatically converted to the required EDGAR format and returned to the user for review. Once the filing is approved, the user submits the document to the SEC via MerrillDirect.
• MerrillDirect provides composition and alteration capabilities in native word processing formats, such as Word or Excel, as well as EDGAR filings.

MerrillReports	• Assists investment companies in preparing their shareholder reports by automating the process of creating, composing and transmitting financial reports.	Investment Company Services
• Gathers information from a funds accounting system and transfer agents records.
• Customized to a fund's accounting system and to the specific requirements of each fund's financial mapping, style and design elements.
• Allows a mutual fund to create and distribute its own proofs internally and to its filing agent.

Merrill TextManager	• Allows an investment fund to create, manage and share text among multiple users, facilitating collaboration within and among teams.	Investment Company Services
• Creates an electronic library of text that can be retrieved and reused, ensuring consistency among multiple documents and reducing review cycles.
• Tracks changes within individual documents and changes among groups of documents.

Merrill e-Collaborate	• Web-based document management tool designed to streamline the creation of time sensitive documents.	Financial Document Services and Investment Company Services
• Secure electronic work space where working group members can offer comments and review proofs instantly, without having to wait for couriers or faxes.
• Built in address book with e-mail capabilities.
• Contains a group discussion area and links to various securities law publications.

Product	Key Features	Business Unit(s)

Merrill UR Law	• Web-based document imaging, coding and retrieval system that enables our clients to analyze, sort, annotate, edit and print litigation documents.	Document Management Services
• Includes drag and drop folders and visual representations of searches that make Merrill UR Law easy to use.
• Allows clients to share discovery documents over the Internet.

Merrill net:Prospect Merrill net:Prospect Plus	• Turn-key, on-line management and direct mail fulfillment system that is customizable to individual real estate broker specifications.	Managed Communications Programs
• Key features include a postcard with business reply, a personalized postcard with agent photo, the choice of standard or custom headlines, the ability to order on-line with quick turnaround, and options for custom messages and a property photo.
• Additional features of Merrill net:Prospect Plus include a custom broker monthly mailing program, on-line photo display, custom broker headlines, on-line mailing history and database storage and maintenance.

e-stores	• Customized e-Commerce sites providing order entry and database services that interface with our fulfillment and print manufacturing operations.	Managed Communications Programs
• Includes "shopping cart" transactions, various security features, product descriptions and images, a help guide and search engine.
• Advanced e-stores include, in addition to the standard features, printable order forms, product previews, quota administration, more advanced security features, user profile product display, shopping carts with edits, order history, status reporting and custom shipping methods.

Production Tools

Job Control System	• Enables our customer service representatives to track client information for a particular print job, including names, addresses and proof delivery locations.	Financial Document Services, Investment Company Services and Merrill Print Group

MDB<>Link	• Offers clients the ability to print a "blueline" directly in their office, eliminating the need for courier and overnight delivery of bluelines.	Financial Document Services

Distribution Tools

Merrill e:Proof	• Electronic distribution method of typeset and EDGAR documents through Internet e-mail or a secure point-to-point connection.	Financial Document Services and Investment Company Services

Merrill<>Link	• Permits a client to receive sharp, clear page proofs right in a client's office without the necessity of couriers, e-mail or faxes through the use of a remote printer.	Financial Document Services and Investment Company Services
• Multiport capabilities permitting printers in multiple locations to receive proof pages simultaneously.

Product	Key Features	Business Unit(s)

Electronic Distribution Services	• Consent database system designed to comply with SEC regulations requiring investment funds to obtain consent from investors before sending them disclosure information electronically.	Financial Document Services and Investment Company Services
• Maintains a database of consent replies and preferences for diskette, CD-ROM or Internet distribution.

Merrill IR Edge	• Web-based service where we host, create and design investor relations web sites for our clients, including, at the client's election, electronic distribution of regulatory and investor reports, stock price information, research reports, press releases, links to other helpful web sites and other information important to investors.	Financial Document Services

Information Tools

MerrillConnect	• Integrated software system that completely manages the sales and marketing process for investment funds, including sales tracking, marketing analyses and a central database of all investor contacts including order entry, database management and fulfillment.	Investment Company Services

Merrill@ccess	• On-line ordering, requisitioning and inventory management system that can be customized to meet specific user requirements.	Managed Communications Programs
• Provides visual representation of all marketing communication materials including kits and kit components and their contents.
• Has the ability to display availability, estimate the approximate cost of the order, provide various shipping methods and confirm the order in real time.

Employees

    As of June 30, 2000, we had 4,066 full-time employees and 239 temporary employees. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.

    We compete intensely with others in the industry to attract and retain qualified technical and sales personnel. To date, we believe that we have provided incentives sufficient to minimize the loss of key personnel and to attract additional staff for both replacement and expansion. Many of our sales personnel are under employment contracts of varying terms with us.

Properties

    We lease or own the following facilities:

Location	Description	Leased or Owned
St. Cloud, Minnesota	Printing, warehouse and office facilities; 123,000 sq. ft.	Owned
St. Paul, Minnesota	Office and prepress facilities; 150,000 sq. ft. in two buildings, of which approximately 85,000 sq. ft. is leased to other businesses	Owned
Everett, Massachusetts	Printing and office facilities; 135,745 sq. ft. in two buildings	Owned
St. Paul, Minnesota	Printing and office facilities; 47,000 sq. ft.	Leased for a term expiring November 30, 2005
New York, New York	Conference and office facilities; 102,000 sq. ft.	Leased for a term expiring October 31, 2014
New York, New York	Conference and office facilities; 13,830 sq. ft.	Leased for a term expiring November 25, 2005
Boston, Massachusetts	Conference and office facilities; 13,500 sq. ft.	Leased for a term expiring November 30, 2003
Woburn, Massachusetts	Printing, warehouse and office facility; 78,900 sq. ft.	Leased for a term expiring March 31, 2005 with option to renew for three additional five year terms.
Other cities	Conference, office, printing and warehouse facilities; 140 to 77,000 sq. ft.	Leased with expirations ranging from July 31, 2000 to March 25, 2010.

    We believe that our facilities are adequate for our current operations.

Environmental Matters

    We are subject to many laws and regulations relating to the protection of the environment and human health and safety. While we do not believe compliance with these laws will have a material adverse effect on our business, we cannot assure you that we have been and will be at all times in compliance with all such requirements, or that we will not incur material fines, penalties, costs or liabilities in connection with such requirements or a failure to comply with them. In addition, these laws may become more stringent and our processes may change, therefore the amount and timing of expenditures in the future may vary substantially from those currently anticipated.

    Some environmental laws require investigation and cleanup of environmental contamination at properties we now or previously owned, leased or operated or at which our waste was disposed of or released. Although we are not currently aware of any obligations to perform any remediation that will require us to incur costs which would have a material adverse effect on our business, we may be required to conduct remedial activities in the future which may be material to our business, and we also may be subject to claims for property damage, personal injury, natural resource damages or other issues as a result of such matters.

Legal Proceedings

    Two purported shareholder class action lawsuits have been filed against our company and each of our directors in Minnesota state court on behalf of our unaffiliated shareholders. The lawsuits allege, among other things, that (1) John Castro and Rick Atterbury unfairly possessed non-public information concerning the prospects of our company when negotiating with our company on behalf of themselves and Viking Merger Sub and (2) the individual defendants breached their fiduciary duties to our shareholders by facilitating, through unfair procedures, Viking Merger Sub's proposal to acquire our company to the exclusion of others, for unfair and inadequate consideration. The lawsuits further allege that these actions prevented or could prevent our shareholders from realizing the full and fair value of their stock. The plaintiffs sought preliminary and permanent injunctive relief restraining the defendants from proceeding with a transaction with Viking Merger Sub and a declaratory judgment that the defendants have breached their fiduciary duties.

    On October 22, 1999, Merrill, the defendant directors and the named plaintiffs, on behalf of themselves and the putative class of persons on behalf of whom the plaintiffs brought the lawsuits, reached an agreement in principle with respect to the settlement of this litigation. On that date, counsel to each of the parties to the litigation entered into a memorandum of understanding, agreeing to execute and present to the court as soon as is practicable an appropriate stipulation of settlement and any other documentation required in order to obtain approval by the court of the settlement. The proposed settlement is subject to the approval of the court, some additional limited discovery (which was completed) and the closing of the merger (which was completed). We anticipate that any settlement of this litigation will not have a material adverse effect on our financial condition, operating results or liquidity.

    On October 28, 1999 in the Court of Common Pleas in Allegheny County Pennsylvania, SmartTran filed a Praecipe for Issuance of Writ of Summons against us for the alleged breach of contract, and subsequently filed a lawsuit on March 2, 2000. We removed the case to federal court. The lawsuit relates to an agreement where we agreed to pay SmartTran a commission if they could negotiate an improvement of our vendor discounts with shipping companies. We anticipate that any settlement of this litigation will not have a material adverse effect on our financial condition, operating results or liquidity.

    On April 20, 2000, Uniscribe Professional Services Inc. filed a lawsuit against Peter Smith and us in the Superior Court, Judicial District of Fairfield at Bridgeport, Connecticut. This lawsuit alleges that Peter Smith breached a non-disclosure and non-compete agreement with Uniscribe when he accepted employment with us. This lawsuit also alleges that we tortiously interfered with this non-compete agreement. On April 25, 2000, Uniscribe filed a second lawsuit against us in the Supreme Court of the State of New York, County of New York. This lawsuit alleges that we breached a non-disclosure agreement by hiring certain Uniscribe employees and by using confidential information of Uniscribe in violation of the non-disclosure agreement. In May 2000, this lawsuit was removed to federal court in the Southern District of New York. The parties have agreed in principal to consolidate these cases in the Connecticut State court, however, such agreement has not yet been finalized. We intend to vigorously defend these lawsuits. We anticipate that this litigation will not have a material adverse effect on our financial condition, operating results or liquidity.

MANAGEMENT

Executive Officers and Directors

    The following table sets forth the name, age as of June 30, 2000 and position with Merrill of each person who serves as a director or as an executive officer of our company.

Name	Age	Position
John W. Castro (1)	51	President, Chief Executive Officer and Director
Rick R. Atterbury	46	Executive Vice President, Chief Technology Officer and Director
Steven J. Machov	49	Vice President, Secretary and General Counsel
Kathleen A. Larkin	40	Vice President, Human Resources
Robert H. Nazarian	49	Executive Vice President and Chief Financial Officer
Allen J. McNee	41	President, Document Management Services
B. Michael James	43	President, Financial Document Services
Mark A. Rossi	42	President, Investment Company Services
Joseph P. Pettirossi	35	President, Managed Communications Programs
Raymond J. Goodwin	36	President, Merrill Print Group
Lawrence M. Schloss	45	Director
Matthew I. Sirovich	34	Director
James A. Quella	50	Director

(1)
Member of compensation committee.

    John W. Castro has been our President and Chief Executive Officer since 1984 and a member of our board of directors since 1981. Mr. Castro also serves as a Director of BMC Industries, Inc. and Minnesota Life Insurance Company.

    Rick R. Atterbury is our Executive Vice President and Chief Technology Officer and a member of our board of directors. Mr. Atterbury has served as a member of our board of directors since 1989 and as our Executive Vice President and Chief Technology Officer since February 1999. From 1996 to January 1999, Mr. Atterbury was our Executive Vice President, and prior to that time, he served as our Vice President of Operations.

    Steven J. Machov has been our Vice President since 1993, our Secretary since 1990 and our General Counsel since 1987.

    Kathleen A. Larkin has been our Vice President of Human Resources since 1993.

    Robert H. Nazarian joined our company in April 2000 as our Executive Vice President and Chief Financial Officer. Prior to joining Merrill, Mr. Nazarian served as Executive Vice President and Chief Financial Officer of Florida East Coast Industries, a diversified transportation and telecommunications company, from July 1999 to April 2000. From August 1998 to April 1999, he served as Treasurer of Northwest Airlines, Inc. From October 1995 to July 1998, he served as Chief Financial Officer for Air New Zealand Limited. Prior to joining Air New Zealand Limited, Mr. Nazarian served as Group Financial Controller for Lion Nathan Limited in Australia and New Zealand from October 1989 to September 1995.

    Allen J. McNee has been our President of Document Management Services since February 1999. From February 1996 through January 1999, Mr. McNee was our Vice President of Document Management Services. Prior to that time, Mr. McNee served as our Director of Facilities Management/Document Reproduction Group, from February 1992 through January 1996.

    B. Michael James has been our President of Financial Document Services since February 1999 and President of our subsidiary, Merrill/New York Company since January 1994. From January 1996 to

February 1999, Mr. James was Vice President of our East Region and International Operations. Prior to that time, Mr. James was our Vice President of Human Resources from June 1989, when Mr. James joined us, to January 1994.

    Mark A. Rossi has been our President of Investment Company Services since February 1999. From February 1997 to February 1999, Mr. Rossi was our Vice President of the Central Region. Prior to that time, Mr. Rossi served as our President of Southern California, from February 1993 to January 1997.

    Joseph P. Pettirossi has been our President of Managed Communications Programs since February 1999. From July 1996 to February 1999, Mr. Pettirossi was the President of one of our subsidiaries, Merrill/ May, Inc. Prior to joining us in 1996, Mr. Pettirossi was the Chief Operating Officer and Chief Financial Officer of Northwest Racquet Swim & Health Clubs, Inc., from November 1994 to June 1996 and the Vice President and Chief Financial Officer of the Minnesota Professional Basketball Limited Partnership and the Minnesota Arena Limited Partnership, from September 1992 to March 1995.

    Raymond J. Goodwin has been our President of Merrill Print Group since February 1999. From March 1997 to February 1999, Mr. Goodwin was our central Region Sales Manager. Prior to that time, Mr. Goodwin served as President of our Denver and Houston operations, from January 1993 to March 1997.

    Lawrence M. Schloss was appointed to our board of directors in November 1999 upon completion of the merger with Viking Merger Sub. Mr. Schloss has been a Managing Director of DLJ Inc. since 1985 and is Head of DLJ's Merchant Banking Group. Mr. Schloss joined DLJ in 1978. He is a member of the Investment Committee of DLJ Merchant Banking Partners I, L.P. and DLJ Merchant Banking Partners II, L.P. (Co-Chairman), Chairman of DLJ Investment Partners I, L.P. and DLJ Investment Partners II, L.P. (mezzanine fund), Global Retail Partners, L.P., DLJ Real Estate Capital Partners, L.P., DLJ Diversified Partners, L.P., DLJ Fund Investments, L.P. and Private Equity Partners, L.P. He currently serves as Chairman of the Board of McCulloch Corp. and as a Director of DecisionOne Corporation, Thermadyne Holdings, Inc., and Wilson Greatbatch Corp. Mr. Schloss previously served as Director of GTECH Holdings Corporation, OSi Specialties, Inc., Krueger International, Inc. and MPB Corporation.

    Matthew I. Sirovich was appointed to our board of directors in June 2000. Matthew I. Sirovich was appointed to our board of directors in June 2000. Mr. Sirovich joined DLJ in 1992 and has been a Principal of DLJ Merchant Banking II, Inc. since February 1998. From January 1996 until then he was a Vice President in the same group and from 1992 to 1995, he was an Associate in Donaldson, Lufkin & Jenrette's investment banking group. From 1989 to 1990, he was the Financial Manager of Concord Camera Corp. and from 1987 to 1989, he was an Analyst in the corporate finance department of Drexel Burnham Lambert Inc. He currently serves on the board of directors of NextPharma Technologies S.A., BioPartners S.A., and Thiemann S.A. and previously served on the board of directors of Katz Media Group. Inc., McCulloch Corporation and Pharmaceutical Fine Chemicals, S.A.

    James A. Quella was appointed to our board of directors in June 2000. Mr. Quella joined DLJ Merchant Banking Partners in July 2000 as the Managing Director and Senior Operating Partner. From January 2000 until July 2000, he served as the Managing Director of GH Venture Partners, a seed stage venture capital firm. From April 1997 to January 2000, Mr. Quella was the Vice Chairman: Market Development of Mercer Management Consulting, and from January 1996 to April 1997, he served as the Director of the Executive Committee. In October 1992, he founded the Financial Services Practice Group, which he also managed until December 1995.

    It is currently contemplated that the number of our directors will be increased to eight. The identity of the four additional directors, however, has not been determined at this time.

Director Compensation

    Our directors are not paid any additional compensation for their service as members of our board of directors.

EXECUTIVE COMPENSATION

Cash and Non-Cash Compensation

    The following table sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by our Chief Executive Officer and our four other most highly compensated executive officers who were executive officers at the end of the fiscal year and whose salary and bonus exceeded $100,000 in fiscal year 2000.

Summary Compensation Table

					Long-Term Compensation
		Annual Compensation
					Securities Underlying Options (2)	All Other Compensation (3)
Name and Principal Position	Year	Salary	Bonus (1)
John W. Castro President and Chief Executive Officer	2000 1999 1998	$375,000 359,375 300,000	$0 626,000 840,000	(4) (5)	0 35,000 69,000	$59,585 47,504 44,824
Rick R. Atterbury Executive Vice President and Chief Technology Officer	2000 1999 1998	275,000 264,583 225,000	0 375,600 504,000	(4)	0 25,000 69,000	42,641 37,700 35,890
B. Michael James	2000	300,000	0		0	31,963
President—Financial Document	1999	250,000	103,125		16,000	31,213
Services	1998	250,000	265,625		16,000	26,728
Mark A. Rossi	2000	300,000	0		0	25,274
President—Investment Company	1999	250,000	122,500		16,000	25,300
Services	1998	250,000	190,500		24,000	28,409
Joseph P. Pettirossi	2000	250,000	0		0	21,027
President—Managed Communications	1999	229,917	42,500		18,000	15,261
Program	1998	150,000	120,000		16,000	11,960

(1)
Cash bonuses for services rendered have been included as compensation for the year earned, even though all or part of such bonuses were actually calculated and paid in the following year.

(2)
All options shown in this table were cashed-out in connection with the merger with Viking Merger Sub.

(3)
"All Other Compensation" for fiscal year 2000 includes: (a) $11,200 each for Mr. Castro, Mr. Atterbury, Mr. James, Mr. Rossi and Mr. Pettirossi contributed by us for our 401(k) and defined contribution retirement plans; (b) premium payments under life insurance policies on the lives of the executives at the following incremental costs: Mr. Castro $1,402 and Mr. Atterbury $1,002; and (c) our contributions to the Supplemental Retirement Plan: Mr. Castro $46,983, Mr. Atterbury $30,439, Mr. James $20,763, Mr. Rossi $14,074 and Mr. Pettirossi $9,827.

(4)
Messrs. Castro and Atterbury elected not to receive any bonuses during fiscal 2000 even though they were each entitled to receive a bonus.

(5)
Mr. Castro deferred receipt of $140,000 of this amount.

Options

    We did not grant any options to our executive officers named in the Summary Compensation Table above during fiscal year 2000. The following table summarizes option exercises during fiscal year 2000 by the executive officers named in the Summary Compensation Table above.

Aggregated Option Exercises In
Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)(1)
John W. Castro	27,600	$51,750
Rick R. Atterbury	0	0
B. Michael James	49,500	244,431
Mark A. Rossi	45,300	250,204
Joseph P. Pettirossi	3,200	7,400

(1)
Value based on the difference between the fair market value of one share of common stock on the date of exercise and the exercise price of the option.

    All outstanding options whether vested or unvested were canceled upon consummation of the merger with Viking Merger Sub. The holders of each option received in cash a per share amount equal to $22.00 less the exercise price per share of the option. The following table shows the number of options held by each of the executive officers named in the Summary Compensation Table above and the amounts paid to these individuals at the effective time of the merger in exchange for cancellation of these options.

Name	Outstanding Options	Payment at Effective Time
John W. Castro	76,400	$410,000
Rick R. Atterbury	205,000	1,805,125
B. Michael James	92,500	1,014,438
Mark A. Rossi	69,700	685,563
Joseph P. Pettirossi	41,600	278,250

Employment Arrangements

    On November 23, 1999, we entered into employment agreements with John Castro and Rick Atterbury. Mr. Castro receives an annual base salary of $375,000, and Mr. Atterbury receives an annual base salary of $275,000. Their salaries will be reviewed annually by our board of directors and may be increased by our board in its sole discretion. In addition, each of Messrs. Castro and Atterbury are entitled to participate in an annual bonus program.

    Messrs. Castro and Atterbury are entitled to certain payments in the event we terminate them without cause. Each would be entitled to receive:

  •
  a lump sum payment equal to 2.99 times his annual base salary;

  •
  a lump sum payment equal to 2.99 times his average bonus over the three consecutive years immediately before his termination; and

  •
  continuation of all insurance and other benefits for a period of three years.

    In addition, the executives' entire account balance and all accrued benefits under our Supplemental Executive Retirement Plan and those under our other plans or arrangements providing similar benefits will vest and become nonforfeitable as of the termination date.

    The following table illustrates the amount of the lump sum payments that Messrs. Castro and Atterbury would be entitled to receive if they were terminated prior to May 23, 2000:

Executive	Amount of Payment
John W. Castro	$3,273,200
Rick R. Atterbury	2,113,300

    The above amounts exclude:

  •
  costs associated with medical, dental and vision benefits;

  •
  cash payments for tax obligations arising from excise taxes, if any; and

  •
  the amount of the executive's vested benefits under the Supplemental Executive Retirement Plan.

    Should either Mr. Castro or Mr. Atterbury receive any payments under his employment agreement in connection with a change of control he would be entitled to a gross-up payment intended to offset the effect of any excise tax owed under Section 4999 of the Internal Revenue Code.

Change in Control Provisions

  Option and Direct Investment Plans

    Under our 1999 Stock Option Plan, if a "DLJMB liquidation event" (as defined below) occurs, an optionee's options may become immediately exercisable in full and remain exercisable for the remainder of their terms. An exhibit to the optionee's option agreement states whether or not the vesting of his or her option will accelerate upon a DLJMB liquidation event. Under our Direct Investment Plan, if a DLJMB liquidation event occurs, all of a participant's unvested coinvestment shares will become immediately vested in full. To the extent the acceleration of the vesting of an option or coinvestment shares, together with any other payment the optionee or the participant has the right to receive from us would constitute a "parachute payment" under the Internal Revenue Code, then the payments will be reduced so they will not be subject to any excise tax imposed by the Internal Revenue Code. The payments will not be reduced, however, if the optionee or the participant is subject to a separate agreement with us that provides otherwise.

    A "DLJMB liquidation event" means any of the following, except for transfers to "permitted transferees," as defined in the Investors' Agreement dated November 23, 1999 among us and our shareholders:

  •
  a sale or other transfer by DLJMB of 90% or more of its shares of common equity in Merrill (including all common equity originally purchased by DLJMB and any additional common equity purchased by DLJMB thereafter, whether voting, class B or any other class of common equity created by Merrill) to one or more persons or entities (in one transaction or in a series of related transactions) other than in connection with a public offering of our common equity;

  •
  the sale, lease, exchange or other transfer of substantially all of our assets to a person or entity that is not controlled by us; or

  •
  a merger or consolidation to which we are a party if our shareholders immediately prior to the effective date of such merger or consolidation do not have beneficial ownership immediately following the effective date of such merger or consolidation of more than 50% of the combined voting power of the surviving corporation's outstanding securities ordinarily having the right to vote at elections of directors.

  Change in Control Agreements

    In April 2000, the Compensation Committee of the Board of Directors adopted change in control agreements with all of the direct reports of our President and Chief Executive Officer. These executives are entitled to receive certain benefits if they are terminated either:

  •
  within 24 months of a "change in control" or

  •
  prior to a "change in control" if the termination was either a condition to the "change in control" or was at the request or insistence of a person related to the "change in control."

    The executives are not considered "terminated" for purposes of these agreements if they die or are terminated for "cause" (defined as the executive's (1) gross misconduct; (2) willful and continued failure to substantially perform his or her duties after demand is given by the Chairman of the Board; or (3) conviction of a felony or gross misdemeanor which is materially and demonstrably injurious to us or which impairs the executive's ability to substantially perform his or her duties). The executive is, however, considered "terminated" if the executive voluntarily leaves our employ for "good reason." "Good reason" means:

  •
  An adverse and material change in title, status, position, authority, duties or responsibilities as an executive;

  •
  Reduction in base salary or an adverse change in the form or timing of the pay;

  •
  Failure to cover the executive under similar benefit plans at a substantially similar total cost to the executive (including equity based plans);

  •
  Relocation to more than 30 miles from the executive's existing office;

  •
  Failure to obtain a successor's consent to the change in control agreement;

  •
  Any termination of employment not properly noticed; or

  •
  Our refusal to allow the executive to continue to attend to matters or engage in activities not directly related to our business.

    The executive is entitled to receive the following payments and benefits upon the triggering of these agreements:

  •
  Cash payment equal to two times the sum of the executive's (1) base salary plus (2) target cash bonus for the year during which the change in control occurs or the average of the cash bonus for the three fiscal years ending immediately prior to the change in control, whichever is greater;

  •
  Medical, dental and vision benefits to the executive, his or her family members and dependents for two years after the "date of termination" of employment, at a substantially similar total cost to the executive;

  •
  The account balance under our Supplemental Executive Retirement Plan will become fully vested and non-forfeitable. In addition, we will cause all distributions under this plan to be made regardless of the provisions of the plan that permit such distributions to be deferred; and

  •
  Cash payment, if any, sufficient to cover all tax obligations arising from excise taxes.

    These change in control agreements have a term ending January 31, 2001; provided, the agreements will automatically renew for additional 12-month periods unless we give the executive 90 days' advance notice of our intent to terminate the agreements. In addition, if a "change in control" occurs during the term of the agreements, the agreements will continue for an additional 24 months.

    A "change in control" for purposes of these agreements means:

  •
  the sale, lease, exchange or other transfer of substantially all of our assets;

  •
  when, after February 1, 2000, any person becomes, directly or indirectly, the "beneficial owner" of 20% or more of the "combined voting power" of our outstanding securities;

  •
  a merger or consolidation, if our shareholders do not own more than 80% of the "combined voting power" of the surviving corporation's outstanding securities. "Combined voting power" is measured by shares of the surviving corporation that ordinarily have the right to vote at the election of directors;

  •
  when individuals who constitute our board of directors on February 1, 2000, cease to constitute at least a majority of the board. For purposes of determining these individuals, directors whose election or nomination is approved by a majority of the directors serving on February 1, 2000, are considered to be members of the board as of February 1, 2000; or

  •
  a change in control that would be required to be reported on a Form 8-K, 10-K or 10-Q, whether or not we are subject to those reporting requirements.

    The following table illustrates the amount of the lump sum payments that our executives named in the Summary Compensation Table above would have been entitled to receive if a "change in control" had occurred as of April 30, 2000:

Executive	Amount of Payment
B. Michael James	$825,000
Mark A. Rossi	825,000
Joseph P. Pettirossi	625,000

    The above amounts exclude:

  •
  costs associated with medical, dental and vision benefits; and

  •
  cash payments for tax obligations arising from excise taxes, if any, and the amount of the executive's vested benefits under the Supplemental Executive Retirement Plan.

Board Indemnification Agreements

    In May 1999, we entered into compensation and indemnification agreements with each of the members of the special committee of the board of directors, Paul G. Miller, Ronald N. Hoge and Michael S. Scott Morton, to compensate them for their additional duties, responsibilities and burdens in connection with their service on the special committee in considering the merger with Viking Merger Sub, Inc. In return for their services as members of the special committee, each of Messrs. Miller, Hoge and Scott Morton received $25,000. We also reimbursed them for any reasonable out-of-pocket travel and other expenses incurred in connection with their service on the special committee. In addition to their general right to indemnification under our articles of incorporation, we agreed to indemnify and advance expenses to each of them to the full extent provided by applicable law and our articles of incorporation in connection with any threatened, pending or completed proceeding, including a proceeding by or in the right of the company.

    We also entered into indemnification agreements with each of our disinterested members of the board of directors to compensate them for their additional duties, responsibilities and burdens in connection with their service on the board in considering the merger with Viking Merger Sub. In addition to their general right to indemnification under our articles of incorporation, we also agreed to indemnify and advance expenses to each of them to the full extent provided by applicable law and our articles of incorporation in connection with any threatened, pending or completed proceeding, including a proceeding by or in the right of the company.

Stock Option Plan

    On December 20, 1999, our board of directors and shareholders adopted the 1999 Stock Option Plan pursuant to which we may grant incentive and non-statutory stock options to purchase shares of our class B common stock to employees, non-employee directors, consultants and independent contractors. Our board has created a compensation committee to, among other things, administer the option plan, including determining the persons who are to receive options, as well as the type, terms and number of shares subject to each option. The option plan will terminate on December 19, 2009, unless our board of directors decides to terminate it earlier.

Shares Available for Issuance

    We have reserved 825,000 shares of our class B common stock for issuance under the option plan. As of June 30, 2000, we had granted options to purchase 569,670 shares of our class B common stock at an exercise price of $22.00 per share to some of our employees and independent contractors of our company. Any options granted generally become exercisable over a six-year period, or in the case of some options, in the event certain performance milestones are met. Shares subject to options granted under the option plan that lapse or are terminated may again be subject to grants under the plan.

Effect of Termination of Employment or Other Service

    Options granted under the option plan generally terminate when an optionee's employment or other service with our company terminates. The reason for the optionee's termination dictates what happens to his or her options. Unless otherwise provided in the optionee's stock option agreement, if an optionee is terminated for "cause," his or her options will immediately terminate and no longer be exercisable. In addition, we will have the right to repurchase from the optionee all shares of class B common stock the optionee previously acquired upon the exercise of any options at a price equal to the exercise price paid by the optionee to acquire these shares of class B common stock.

    Unless otherwise provided in an optionee's stock option agreement, if an optionee's employment or other service with us terminates for any other reason whatsoever, whether due to voluntary resignation, death, disability, retirement or termination by us without cause, the options that were exercisable as of the optionee's termination date will remain exercisable for one year. There are other situations, however, when an optionee's options may terminate earlier. For example, if an optionee engages in an "adverse action" (as defined below) before or within 12 months after the termination of his or her employment or other service with us, the compensation committee may immediately terminate all of the optionee's rights under the option plan and his or her options. We refer you to the information under the heading "—Effect of an adverse action" below. In no circumstance will an optionee's options remain exercisable after their expiration date.

    For purposes of the option plan, "cause" means:

  •
  dishonesty, fraud, misrepresentation, embezzlement or other act of dishonesty with respect to Merrill or any subsidiary of Merrill;

  •
  any serious unlawful or criminal activity;

  •
  any intentional and deliberate breach of a duty or duties that are material in relation to an optionee's overall duties;

  •
  any material breach of any employment, service, confidentiality or non-compete agreement the optionee has entered into with us; or

  •
  any action the compensation committee determines to be adverse to Merrill or any of our subsidiaries (an "adverse action"); such as:

  - the disclosure of any of our confidential information to any person not authorized to receive it;

  - the engagement in any commercial activity that in the judgment of the compensation committee competes with our business; or

  - the interference with our relationships with employees or customers.

    In the event an optionee's employment or other service with us changes such that the number of hours the optionee works is significantly reduced for what will likely be an extended period of time, the compensation committee will have the right to modify the terms of any unvested options the optionee then holds, including without limitation the right to immediately terminate without notice of any kind all of the optionee's rights he or she has in the optionee's unvested options.

Limitations on Our Right to Repurchase

    In connection with any repurchase of optionee's shares, we will only be required to pay the optionee for these shares as rapidly as permissible without violating any of our loan covenants or other contractual restrictions applicable to and binding upon us. Any amounts not paid to an optionee on the repurchase date will bear interest at a fixed annual rate equal to 8%. In addition, we will only be required to repurchase any shares to the extent that the repurchase does not violate any applicable laws.

Effect of an Adverse Action

    Our compensation committee may immediately terminate all of an optionee's rights under the option plan and his or her options if the optionee engages in any "adverse action" (as defined above) before or within 12 months after the termination of the optionee's employment or other service with us. In addition, if an optionee take an adverse action during the 12 months before or within 12 months after his or her termination, the compensation committee may rescind any option exercises that occurred during such period and require the optionee to pay us within 10 days of receipt of notice of such rescission, the amount of any gain the optionee realized as a result of the rescinded exercise.

Effect of a DLJMB Liquidation Event

    If a DLJMB liquidation event occurs, an optionee's options may become immediately exercisable in full and remain exercisable for the remainder of their terms. An exhibit to the optionee's option agreement states whether or not the vesting of his or her option will accelerate upon a DLJMB liquidation event. To the extent the acceleration of the vesting of an option, together with any other payment the optionee has the right to receive from us would constitute a "parachute payment" under the Internal Revenue Code, then the payments will be reduced so they will not be subject to any excise tax imposed by the Internal Revenue Code. The payments will not be reduced, however, if the optionee is subject to a separate agreement with us that provides otherwise.

Transfer Restrictions

    An optionee may not assign or transfer any of his or her options prior to their exercise to any person, including trusts for estate planning purposes. Furthermore, the optionee may not subject any of his or her options to any lien during the optionee's lifetime. Once an optionee exercises his or her options, all shares of our class B common stock issued upon exercise of these options will be subject to the transfer restrictions and other provisions set forth in the Investors' Agreement dated November 23, 1999 among Merrill and our shareholders. Upon the exercise of an option, an optionee will automatically become a party to and be bound by all the terms and conditions of the Investors' Agreement. If the optionee:

  •
  acquires more than a certain percentage of the total shares of class B common stock available for issuance under the option plan as determined by the compensation committee from time to time; or

  •
  is an employee of Merrill or any of our subsidiaries and reports directly to our Chief Executive Officer or Chief Operating Officer,

the optionee will be deemed a "Co-invest Management Stockholder" and a "Management Stockholder" for all purposes of the Investors' Agreement. If the optionee does not meet the above criteria, he or she will be deemed an "Other Stockholder" for purposes of the Investors' Agreement.

Direct Investment Plan

    On December 20, 1999, our board of directors and shareholders adopted the Direct Investment Plan pursuant to which we may offer certain of our employees, non-employee directors, consultants and independent contractors the opportunity to purchase reinvestment and coinvestment shares of our class B common stock. Our board has created a compensation committee to, among other things, administer the direct investment plan. The direct investment plan will terminate on December 19, 2009, unless our board of directors decides to terminate it earlier.

Number of Shares Reserved for Issuance

    We have reserved 1,459,091 shares of our class B common stock for issuance under the Direct Investment Plan. Of the 1,459,091 shares, 227,272 shares are designated for reinvestment shares and 1,231,819 shares are designated for coinvestment shares. As of June 30, 2000, we had sold 147,694 reinvestment shares and 1,033,528 coinvestment shares to some of our employees and independent contractors of our company.

Reinvestment Shares

    The reinvestment shares are the shares of class B common stock participants are permitted to purchase out of their own funds. Not all participants in the Direct Investment Plan are given the opportunity to purchase reinvestment shares. Participants are solely responsible for paying the entire amount of the purchase price of reinvestment shares, and unlike the coinvestment shares, we do not lend participants any funds to purchase their reinvestment shares.

Coinvestment Shares

    The coinvestment shares are the shares of class B common stock participants are permitted to purchase with our financial assistance. We loan participants an amount up to 65% of the total purchase price of the coinvestment shares a participant elects to purchase. The participant is solely responsible for paying the remaining 35% or more balance of the purchase price. The proceeds of the loan must be used solely to assist the participant with the purchase of his or her coinvestment shares. As a condition to us making the loan, all of a participant's coinvestment shares must be pledged as collateral for the loan.

    Assuming we loaned the participant 65% of the total purchase price of the coinvestment shares, upon the purchase of coinvestment shares, a participant will become immediately vested with respect to

35% of the coinvestment shares since this portion will have been fully paid by the participant. With respect to the coinvestment shares, they will vest as follows:

Vesting Date	% of Coinvestment Shares Vested as of the Vesting Date*
One year from purchase date	35% of the coinvestment shares
Two years from purchase date	35% of the coinvestment shares
Three years from purchase date	57% of the coinvestment shares
Four years from purchase date	79% of the coinvestment shares
Five years from purchase date	100% of the coinvestment shares

*
In the event that the vesting of any coinvestment shares results in a fractional share, this fractional share will be rounded up to the nearest whole share.

    A participant may not sell or transfer his or her unvested coinvestment shares while they are pledged to us, except to us in certain circumstances. Once coinvestment shares vest, the participant will be able to transfer these shares to the extent permitted by the direct investment plan and the Investors' Agreement, and the participant will receive more favorable pricing in the event we later repurchase his or her shares.

Non-recourse Promissory Notes

    Any loan we make to assist participants in purchasing coinvestment shares is evidenced by a nonrecourse promissory note. The loan accrues interest at a fixed annual rate of 8%. While interest on the loan accrues, the participant is not required to pay any interest during the term of the note. All accrued but unpaid interest and the principal balance must be paid on the earlier of:

  •
  the date the participant's employment or other service with us terminates;

  •
  a DLJMB liquidation event;

  •
  the date the participant sells his or her pledged shares to someone as permitted by the Investors' Agreement, other than a "permitted transferee" (as defined under the Investors' Agreement) and other than to us in connection with a hardship repurchase;

  •
  within 120 days following an initial public offering of any of our equity securities; or

  •
  eight years from the date of the note.

    In the event the repayment of a participant's note is triggered by an initial public offering of our equity securities, the participant may repay his or her note with cash, or with the compensation committee's approval, reinvestment shares or coinvestment shares. We will pay the participant the fair market value for each reinvestment share and vested coinvestment share we repurchase, and the compensation committee in its sole discretion will determine the purchase price for any unvested coinvestment shares repurchased. A participant may not be required to repay his or her note at that time if the total proceeds from the purchase of the participant's shares does not exceed the outstanding principal balance on his or her note plus accrued but unpaid interest and any resulting tax liability.

    The compensation committee may decide, however, to extend the maturity of a note. In addition, a participant may prepay his or her note at anytime.

    A participant may not at any time sell his or her unvested coinvestment shares. Although a participant may sell his or her vested coinvestment shares under certain circumstances set forth in the direct investment plan and the Investors' Agreement, depending upon the type of sale, the participant may be required to repay his or her note with the proceeds of the sale.

    If a participant transfers all or a portion of his or her vested coinvestment shares to a "permitted transferee" (as defined in the Investors' Agreement), such permitted transferee, as a condition to the transfer of the coinvestment shares, must agree to be bound by the terms and conditions of the Direct Investment Plan and any agreement evidencing the sale of these shares to the participant, and must also agree to take these shares subject to the terms and conditions of the note and pledge agreement. The participant, however, must remain the primary obligor of all obligations outstanding under the note and the pledge agreement regardless of his or her transfer to a permitted transferee.

    If a participant sells all or a portion of his or her vested coinvestment shares to someone other than a permitted transferee in accordance with the terms of the Investors' Agreement, the participant's note will become immediately due and payable to the extent of the lesser of:

  •
  the total unpaid principal balance and interest on the loan; or

  •
  the net after tax proceeds realized upon such sale.

    We will have the right to set-off against any amounts we owe the participant, including without limitation, any dividends paid on the shares, amounts the participant owes under the note. Amounts will be applied first to accrued interest on the note and then to the outstanding principal balance on the note.

Pledge of Shares

    As collateral for the note, a participant must grant to us a security interest in all of the participant's coinvestment shares by executing a pledge agreement. Any stock certificates issued for coinvestment shares are held by us as collateral for the loan until such time as the loan and all accrued interest on the loan are paid in full. If the collateral for a participant's note exceeds the outstanding balance of the loan and all accrued interest, we may, upon the participant's request and in our discretion, release some of the participant's shares.

    If we repurchase a participant's pledged coinvestment shares, the proceeds will be applied against the outstanding balance of the participant's loan and all accrued interest. So long as a participant's coinvestment shares are pledged to us, they may not be subject in any manner to alienation, sale, transfer, assignment, bankruptcy, pledge, attachment, charge or encumbrance of any kind nor in any manner be subject to the debts or liabilities of any person, except as permitted under the Investors' Agreement.

    If the participant is unable to pay his or her note when it becomes due, we will have the right under the pledge agreement to reacquire the participant's shares. If, at any time pursuant to the terms of the direct investment plan, we repurchase a participant's pledged coinvestment shares, the proceeds of the repurchase will be applied against the outstanding balance of his or her loan and all accrued interest before the participant receive any proceeds.

    The note is a non-recourse note, which means that if the proceeds of the repurchase do not exceed the outstanding balance of the participant's loan and all accrued interest, we will not have the right under the terms of the note to hold the participant personally responsible for the remaining amount he or she owes under the note.

Right of Repurchase

    If a participant's employment or other service with us terminates for any reason whatsoever, whether due to voluntary resignation, death, disability, retirement, or termination by us with or without cause prior to a DLJMB liquidation event, we will have the right to repurchase all or any portion of the participant's shares. The price we will pay for these shares depends on the reason for the participant's termination.

    If the participant's employment or other service with us is terminated by us for cause, we will pay for each share owned by the participant (whether it is a reinvestment share or a coinvestment share or is vested or unvested) the lesser of:

  •
  an amount equal to:

  - the fair market value of each share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated;

  - plus any increase, or minus any decrease, in the fair market value of the participant's shares from the beginning of the fiscal year in which the participant's employment or other service is terminated until the date of the participant's termination (the "Pro Rata Adjustment"); or

  •
  the purchase price the participant paid for each share, without any accrued and unpaid interest on the loan relating to the coinvestment shares being paid.

    Unless otherwise determined by the compensation committee, if a participant's employment or other service with us terminates for any other reason whatsoever other than for cause, we will pay the participant:

  •
  for each coinvestment share that has vested at the time of termination and all of the participant's reinvestment shares, an amount equal to:

  - the fair market value of each share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated;

  - plus or minus any Pro Rata Adjustment.

  •
  for each coinvestment share that has not vested at the time of termination, an amount equal to the lesser of:

  - the fair market value of each coinvestment share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated, plus or minus any Pro Rata Adjustment; or

  - the purchase price the participant paid for each unvested coinvestment share plus all accrued and unpaid interest on the loan relating to the unvested coinvestment share.

    In the event we repurchase any of the participant's coinvestment shares, the compensation committee, in its sole discretion, will on the repurchase date make an appropriate adjustment to the purchase price paid on this date to repay any interest that has accrued on the participant's loan from the date of the termination of the participant's employment or other services with us until the date we repurchase the participant's coinvestment shares.

Determination of Fair Value

    Since our class B common stock is not currently listed on an exchange or quoted on Nasdaq, the over-the-counter bulletin board or other comparable service, "fair market value" for purposes of the Direct Investment Plan is determined by the compensation committee. This determination will be performed on an annual basis on a date that is no more than 120 days after our fiscal year end. The compensation committee will base its determination on a specified formula or such other value as the compensation committee determines is appropriate. The formula that the compensation committee may use in determining fair market value is as follows:

  •
  multiply six times our EBITDA (as defined in the plan) as shown on our consolidated statement of operations for our most recent fiscal year end and as adjusted to reflect any material acquisitions or dispositions or other material changes in our business;

  •
  subtract our total debt and the total amount of the liquidation preference on our preferred stock;

  •
  add our total cash to this difference; and

  •
  divide the sum by the number of shares of our capital stock outstanding on the valuation date, including all options and warrants.

Put Right

    So long as a participant's employment or other service with us terminates by reason of voluntary resignation, death, disability, retirement or terminated by us without cause, the participant will have the right to "put" all or any portion of his or her reinvestment shares and vested coinvestment shares to us and require us to repurchase these shares in the event neither we nor anyone to whom we may assign our right of repurchase decides to repurchase the participant's shares.

    The per share price at which we must purchase these shares will be equal to:

  •
  the fair market value for each share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated;

  •
  plus or minus any Pro Rata Adjustment.

Hardship Repurchases

    In the event a participant feels he or she has an immediate and heavy financial need, the participant may request that the compensation committee repurchase his or her shares. A repurchase under these circumstances will be permitted only if the compensation committee determines in its sole discretion that the repurchase is made on account of the participant's immediate and heavy financial need and is necessary to satisfy this financial need. A repurchase will be deemed to be made on account of an immediate and heavy financial need only if the compensation committee determines in its sole discretion that the repurchase will be made to pay:

  •
  expenses for medical care (as described in Section 213(d) of the Internal Revenue Code), incurred or to be incurred by the participant, his or her spouse or dependent (as described in Section 152 of the Internal Revenue Code);

  •
  payments necessary to prevent the participant from being evicted from his or her principal residence or foreclosure on the mortgage on his or her principal residence; or

  •
  any other situation in which the compensation committee in its sole discretion determines the participant is in immediate and heavy financial need.

    A hardship repurchase will be deemed to be necessary to satisfy the participant's immediate and heavy financial need only if the compensation committee determines in its sole discretion that the aggregate purchase price we must pay is not more than the sum of the amount of the participant's immediate and heavy financial need plus the amount necessary to pay any estimated federal, state or local taxes or penalties that the participant will incur in connection with the repurchase. The compensation committee will only be entitled to pay the participant the fair market value for each share as determined on the most recent valuation date prior to the hardship repurchase.

Limitations on Our Right to Repurchase

    In connection with any repurchase of a participant's shares, we will only be required to pay the participant for these shares as rapidly as permissible without violating any of our loan covenants or other contractual restrictions applicable to and binding upon us. Any amounts not paid to a participant on the repurchase date will bear interest at a fixed annual rate equal to 8%. In addition, we will only be required to repurchase any shares to the extent that the repurchase does not violate any applicable laws.

Effect of Adverse Action

    If a participant engages in any adverse action before or within 12 months after the participant's employment or other service with us terminates by reason of voluntary resignation, death, disability, retirement or is terminated by us without cause, we will have the right to repurchase all of the participant's shares for the lesser of:

  •
  the fair market value for each share as of the most recent valuation date prior to the participant's termination of employment or other service; or

  •
  the purchase price the participant paid for his or her shares.

    In addition, if the participant received an amount in excess of this purchase price in connection with a prior repurchase by us or the sale or other transfer of these shares during the 12 months before or 12 months after the date the participant's employment or other service with us terminates, the participant will be required to pay us in cash any such excess within 10 days of receipt of notice from us.

Effect of DLJMB Liquidation Event

    If a DLJMB liquidation event occurs, all of a participant's unvested coinvestment shares will become immediately vested in full. To the extent the acceleration of the vesting of these coinvestment shares, together with any other payment the participant has the right to receive from us would constitute a "parachute payment" under the Internal Revenue Code, then the payments will be reduced so they will not be subject to any excise tax imposed by the Internal Revenue Code. The payments will not be reduced, however, if the participant is subject to a separate agreement with us that provides otherwise.

Transfer Restrictions

    All shares purchased under the Direct Investment Plan are subject to the transfer restrictions and other provisions of the Direct Investment Plan and the Investors' Agreement. Under the Direct Investment Plan, any shares pledged as collateral to secure a note may not be transferred to anyone other than a permitted transferee. In addition, a participant is prohibited from selling or transferring any of his or her shares during the first six months after the purchase date.

    In addition to the restrictions on transferability imposed by the Direct Investment Plan, a participant that purchases reinvestment or coinvestment shares will automatically become a party to and be bound by all the terms and conditions of the Investors' Agreement. If a participant:

  •
  acquires more than a certain percentage of the total shares of class B common stock available for sale under the direct investment plan, as determined by the compensation committee from time to time; or

  •
  is an employee of Merrill or any of our subsidiaries and reports directly to our Chief Executive Officer or Chief Operating Officer,

the participant is deemed a "Co-invest Management Stockholder" and a "Management Stockholder" for all purposes of the Investors' Agreement. If a participant does not meet the above criteria, he or she is deemed an "Other Stockholder" for purposes of the Investors' Agreement.

SECURITY OWNERSHIP OF MANAGEMENT
AND BENEFICIAL OWNERS OF FIVE PERCENT OR MORE

    The following table sets forth information with respect to the beneficial ownership of our class B common stock and preferred stock as of June 30, 2000 by (1) any person or group who beneficially owns more than 5% of our class B common stock or preferred stock, (2) each of our executive officers named in our "Summary Compensation" table and (3) all of our directors and executive officers as a group. Unless otherwise noted, each person possesses sole voting and investment power with respect to the shares indicated. Shares not outstanding but deemed beneficially owned because of the right to acquire them within 60 days are considered outstanding only when determining the amount and percent owned by each person.

Name of Beneficial Owner	Number of Shares of Preferred Stock (1)	Percentage of Outstanding Preferred Stock	Number of Shares of Class B Common Stock (1)	Percentage of Outstanding Class B Common Stock
DLJ Merchant Banking funds (2)	337,500	67.5%	3,212,852	59.8%
John W. Castro	0	0	909,091	16.9%
Rick R. Atterbury (3)	0	0	70,000	1.3%
BNY Capital Corporation (4)	62,500	12.5%	43,033	*
Connecticut General Life Insurance Company (5)	48,750	9.8%	33,566	*
Carlyle High Yield Partners, L.P. (6)	37,500	7.5%	25,820	*
B. Michael James (7)	0	0	21,000	*
Mark A. Rossi (7)	0	0	27,554	*
Joseph P. Pettirossi (7)	0	0	20,666	*
Lawrence M. Schloss (8)	0	0	0	0
Matthew I. Sirovich (8)	0	0	0	0
James A. Quella (8)	0	0	0	0
All directors and executive officers as a group (13 persons) (3)(7)(8)(9)	0	0	1,113,641	20.7%

*
less than one percent
(1)
Under the SEC's rules, each person or entity is deemed to be a beneficial owner with the power to vote and direct the disposition of these shares.
(2)
Consists of shares held directly by DLJ Merchant Banking Partners II, L.P. and the following affiliated investors: DLJ Merchant Banking Partners II-A, L.P.; DLJ Offshore Partners II, C.V.; DLJ Diversified Partners, L.P.; DLJ Diversified Partners-A, L.P.; DLJ Millennium Partners, L.P.; DLJ Millennium Partners-A, L.P.; DLJMB Funding II, Inc.; DLJ First ESC L.P.; DLJ EAB Partners, L.P.; and DLJ ESC II, L.P. See "Related Party Relationships and Transactions." Includes 232,377 shares of class B common stock issuable upon the exercise of outstanding warrants. The address of each of these investors is 277 Park Avenue, New York, New York 10172, except that the address of Offshore Partners is John B. Gorsiraweg 14, Willemstad, Curaçao, Netherlands Antilles.

(3)
Excludes 104,000 coinvestment shares issued under our Direct Investment Plan that have not vested.

(4)
Includes 43,033 shares of class B common stock issuable upon the exercise of outstanding warrants. BNY Capital Corporation's address is 48 Wall Street, New York, New York 10005.

(5)
Includes 25,820 shares of class B common stock issuable upon the exercise of outstanding warrants. Connecticut General Life Insurance Company's address is 900 Cottage Grove Road, Bloomfield, Illinois 06002.

(6)
Includes 33,566 shares of class B common stock issuable upon the exercise of outstanding warrants. Carlyle High Yield Partners, L.P.'s address is 1001 Pennsylvania Avenue N.W., Suite 220 South, Washington, D.C. 20004.

(7)
Excludes 39,000, 40,560 and 30,420 coinvestment shares issued under our Direct Investment Plan that are held by Messrs. James, Rossi and Pettirossi, respectively, that have not vested.

(8)
Messrs. Schloss, Sirovich and Quella are officers of DLJ Merchant Banking, Inc., an affiliate of the DLJ Merchant Banking funds. Shares shown for Messrs. Schloss, Sirovich and Quella exclude shares shown as held by the DLJ Merchant Banking funds, as to which they disclaim beneficial ownership. The address for Messrs. Schloss, Sirovich and Quella is c/o DLJ Merchant Banking Inc., 277 Park Avenue, New York, New York 10172.

(9)
Excludes 117,791 coinvestment shares issued under our Direct Investment Plan that are held by executive officers not named above, that have not vested.

RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

Investors' Agreement

    On November 23, 1999, Viking Merger Sub, DLJ Merchant Banking funds, Messrs. Castro and Atterbury and certain other investors entered into an Investors' Agreement which restricts certain transfers of the shares of our capital stock. The agreement permits:

  •
  such shareholders (other than DLJ Merchant Banking funds) to participate in certain sales of shares of capital stock by the DLJ Merchant Banking funds;

  •
  DLJ Merchant Banking funds to require such other shareholders to sell shares of capital stock in certain circumstances, including if DLJ Merchant Banking funds choose to sell 75% or more of the shares owned by them at a price in excess of $22.00 per share; and

  •
  such shareholders to purchase certain equity securities proposed to be issued by us on a preemptive basis.

    The Investors' Agreement includes a registration rights provision under which the shareholders which are a party to it have the right to request us to register their shares under the Securities Act in specified circumstances.

    Under the agreement, DLJ Merchant Banking funds have the right to nominate four of the eight members of our board of directors. Three of the eight members of our board will be nominated by Messrs. Castro and Atterbury. One member of the board will be nominated by a DLJ mezzanine fund that owns our preferred shares and warrants. The current parties to the Investors' Agreement have agreed to vote their common shares so that the composition of our board is as set out above. The participants in our 1999 Stock Option Plan and Direct Investment Plan are subject to all the terms of the agreement except for the voting agreement provisions.

Financial Advisory Fees and Agreements

    DLJ Securities Corporation, an affiliate of DLJ Merchant Banking funds, acted as financial advisor to us and as the initial purchaser of the units we sold in connection with our merger with Viking Merger Sub. We paid customary fees to DLJ Securities Corporation as compensation for its services as financial advisor and initial purchaser. DLJ Capital Funding, Inc., an affiliate of DLJ Merchant Banking funds, received customary fees and reimbursement of expenses in connection with the arrangement and syndication of the new credit facility and as a lender under the new credit facility. The aggregate amount of all fees paid to the DLJ entities in connection with the merger and the related financings was approximately $15.8 million, plus out-of-pocket expenses.

    We have agreed to pay DLJ Securities Corporation an annual advisory fee of $300,000. We and our subsidiaries may from time to time enter into other investment banking relationships with DLJ Securities Corporation or one of its affiliates pursuant to which DLJ Securities Corporation or its affiliates will receive customary fees and will be entitled to reimbursement for all related reasonable disbursements and out-of-pocket expenses. We expect that any arrangement will include provisions for the indemnification of DLJ Securities Corporation against a variety of liabilities, including liabilities under the federal securities laws.

Interest Cap Transaction

    On December 22, 1999, we entered into an interest cap transaction with DLJ International Capital for $462,000. The effective date of the interest cap transaction is March 24, 2000 and terminates December 24, 2001. The cap rate is 7.5% for up to $110.0 million of borrowings under Merrill Communications LLC's credit facility.

Purchase of Shares from DLJMB

    In connection with our pending employee offering of class B common stock to our employees, we anticipate purchasing from DLJMB, 258,307 shares of class B common stock for $22.00 per share, or an aggregate purchase price of approximately $5.7 million, in order to adjust the ownership percentage of DLJMB compared to our other shareholders.

Sale of Shares to Atterbury

    In connection with the employee offering, we sold an aggregte of 104,000 shares of our class B common stock to Rick Atterbury for $22.00 per share under our Direct Investment Plan. We financed 100% of the purchase price for these shares through an 8% nonrecourse promissory note secured by all of the coinvestment shares purchase by Mr. Atterbury, plus an additional 56,000 shares of our class B common stock previously acquired by Mr. Atterbury. We refer you to the section called "Direct Investment Plan—Nonrecourse Promissory Notes" for the terms and conditions of the notes. The coinvestment shares vest as follows: 35% of the coinvestment shares vest on January 28, 2003; 65% of the coinvestment shares vest on January 28, 2004; and 100% of the coinvestment shares vest on January 28, 2005. After giving effect to this transaction and Mr. Atterbury's retained equity interest in connection with the merger, the percentage of the total amount loaned by us to Atterbury to the total purchase price paid by Atterbury for all these shares did not exceed 65%.

Sale of Shares to Executive Officers

    In May 2000, pursuant to our Direct Investment Plan, we sold an aggregate of 350,417 coinvestment shares to our executive officers at a price of $21.00 per share, and an aggregate of 11,905 reinvestment shares to our executive officers at a price of $21.00 per share. We financed thirty-five percent of the purchase price of the coinvestment shares through an 8% nonrecourse promissory note secured by the coinvestment shares. We refer you to the section called "Direct Investment Plan—Non-recourse Promissory Notes" for the terms and conditions of the notes. The coinvestment shares vest according to the vesting schedule set forth in the Direct Investment Plan (see "Direct Investment Plan—Coinvestment Shares"). The following table illustrates these stock issuances:

	Coinvestment Shares			Reinvestment Shares
Executive	Number of Coinvestment Shares	Total Purchase Price	Purchase Price Financed	Number of Reinvestment Shares	Total Purchase Price
B. Michael James, President—Financial Document Services	60,000	$1,260,000	$819,000	0	0
Mark A. Rossi, President—Investment Company Services	62,400	1,310,400	851,760	5,714	$120,000
Joseph P. Pettirossi, President—Managed Communications Programs	46,800	982,800	638,820	4,286	90,006
Allen J. McNee, President—Document Management Services	46,800	982,800	638,820	0	0
Raymond J. Goodwin, President—Merrill Print Group	27,211	571,480	371,430	0	0
Steven J. Machov, Vice President, General Counsel and Secretary	55,206	1,159,326	753,562	0	0
Kathleen A. Larkin, Vice President—Human Resources	31,200	655,200	425,880	0	0
Kay A. Barber, Former Chief Financial Officer	20,800	436,800	283,920	1,905	40,000

Executive Loan Program

Summary

    In fiscal 1999, we adopted a Stock Purchase Loan Program, which enabled employees who report to our President and Chief Executive Officer to borrow money to exercise stock options and to pay any related income and employment taxes due. We held the shares obtained upon exercise of the underlying stock options as collateral for the loan.

    Each borrowing arrangement was evidenced by a written demand promissory note executed by the executive at the time of borrowing. The total amount that any executive could borrow under the Stock Purchase Loan Program was determined by the Compensation Committee but could not exceed:

  •
  for the first loan request, either:

  •
  100% of the exercise price of the option plus 100% of the resulting income and employment taxes actually paid within 15 months of the exercise; or

  •
  60% of the cost to purchase stock on the open market at the fair market value at the time of purchase.

  •
  for any subsequent loan, the lesser of:

  •
  100% of the exercise price of the option plus 100% of the resulting income and employment taxes actually paid within 15 months of the exercise;

  •
  60% of the cost to purchase stock on the open market at the fair market value at the time of purchase;

  •
  the amount that, when added to the principal amount of all outstanding loans under the Stock Purchase Loan Program, will not exceed 60% of the market value of all stock pledged as collateral by the executive immediately following the loan; or

  •
  eight times the executive's then current base salary.

    No loan could be made that would cause the aggregate amount outstanding under all loans to an executive to exceed 100% of the market value of all stock pledged as collateral by that executive under the Stock Purchase Loan Program. If the market value of all shares held as collateral fell below an executive's loan balance, the executive was required to make arrangements to repay that portion of the loan, or pledge additional shares, equal to the difference between the market value and the loan balance. The loans made to executives under the Stock Purchase Loan Program were made on an interest-free basis.

Repayment Terms

    Loans under the program were required to be repaid within five years of the grant of the loan. The term of the loan, however, could have been extended at the discretion of the Compensation Committee. The note provided that 30% of the employee's bonus compensation received under our bonus plan, net of applicable estimated taxes and other withholdings, must be applied to repay the principal balance under the note. In addition, 50% of the proceeds from any sale of stock pledged under the Stock Purchase Loan Program was required to be applied to the repayment of amounts outstanding under the Stock Purchase Loan Program. All dividends received by an executive were also required to be applied to the loan.

Aggregate Amount Outstanding During Fiscal 2000

    During fiscal year 2000, the following executive officers had loans outstanding under our Stock Purchase Loan Program as follows:

Executive Officer	Largest Aggregate Amount Outstanding During Fiscal 2000
John W. Castro, President and Chief Executive Officer	$367,313
Rick R. Atterbury, Executive Vice President and Chief Technology Officer	0
B. Michael James, President—Financial Document Services	493,238
Mark A. Rossi, President—Investment Company Services	441,992
Joseph P. Pettirossi, President—Managed Communications Program	0
Allen J. McNee, President—Document Management Services	76,165
Raymond J. Goodwin, President—Merrill Print Group	75,142
Steven J. Machov, Vice President, General Counsel and Secretary	298,156
Kathleen A. Larkin, Vice President—Human Resources	182,757
Kay A. Barber, Former Chief Financial Officer	321,212

    Upon completion of the merger with Viking Merger Sub, all borrowings under the Stock Purchase Loan Program were paid in full.

WARRANTHOLDERS

    Below is information with respect to the number of the warrants and shares of our class B common stock owned by each of the warrantholders. The warrants are being registered to permit public secondary trading of the warrants and the class B common stock issued upon the exercise of the warrants, and the warrantholders may offer the warrants and class B common stock issued upon the exercise of the warrants for resale from time to time. We refer to the information under the heading "Plan of Distribution".

    We have filed with the SEC a registration statement, of which this prospectus forms a part, with respect to the resale of the warrants and the issuance and resale of the shares of our class B common stock issued upon the exercise of the warrants from time to time, under Rule 415 under the Securities Act, in the over-the-counter market, in privately-negotiated transactions, in underwritten offerings or by a combination of these methods of sale, and have agreed to use our best efforts to keep this registration statement effective until the earlier of (1) two years following the first date on which no warrants remain outstanding and (2) if all warrants expire unexercised, the expiration of the warrants on May 1, 2009.

    The warrants and our class B common stock issued upon the exercise of the warrants offered by this prospectus may be offered from time to time by the persons or entities named below:

		Number of Warrants Owned Prior to the Offering
Name and Address of Holders	Percentage of Outstanding Class B Common Stock Owned Prior to the Offering	Number of Warrants	Number of Shares Issuable Upon Exercise of Warrants	Percentage of Outstanding Class B Common Stock Owned After the Offering
The Bank of New York 925 Patterson Plank Road Secaucus, New Jersey 07094	—	20,000	24,597	—
Bankers Trust Company 648 Grassmere Park Drive Nashville, Tennessee 37211	—	2,355	2,896	—
Bear, Stearns Securities Corp. One Metrotech Center North Brooklyn, New York 11201	—	3,952	4,860	—
Bank One Trust Company, N.A. 1900 Polaris Parkway Columbus, Ohio 43240	—	275	338	—
The Bank of New York/DLJ International One Wall Street New York, New York 10005	—	1,400	1,721	—
Boston Safe Deposit and Trust Company c/o Mellon Bank N.A. Pittsburgh, Pennsylvania 15259	—	285	350	—
Brown Brothers Harriman & Co. 63 Wall Street New York, New York 10004	—	345	424	—
Chase Bank of Texas, N.A. P.O. Box 2558 Houston, Texas 77252	—	10	12	—

Chase Manhattan Bank 4 New York Plaza 13th Floor New York, New York, 10004	—		20,958	25,775	—
Chase Manhattan Bank Trust 4 New York Plaza 13th Floor New York, New York, 10004	—		37,075	45,597	—
Citibank, N.A. 3800 Citicorp Center Tampa Tampa, Florida 33610	—		10,670	13,122	—
Donaldson, Lufkin and Jenrette Securities Corporation 1 Pershing Plaza Jersey City, New Jersey 07399	66.6	%*	5,002	6,151	66.6	%*
First Union National Bank 1525 West W.T. Harris Boulevard North Quincy, Massachusetts 02171	—		45	55	—
First Union National Bank—Philadelphia 123 South Broad Street Philadelphia, Pennsylvania 19109	—		625	768	—
Investors Fiduciary Trust Company 1776 Heritage Drive North Quincy, Massachusetts 02171	—		1,000	1,299	—
Investors Bank & Trust 200 Clarendon Street 15th Floor, Hancock Tower Boston, Massachusetts 02116	—		7,000	8,609	—
Mercantile-Safe Deposit & Trust Company 766 Old Hammonds Ferry Road Linthicum, Maryland 21090	—		1,265	1,555	—
Morgan Stanley & Co. Incorporated One Pierrepont Plaza, 7th Floor Brooklyn, New York 13201	—		2,000	2,459	—
Northern Trust Company 801 S. Canal Chicago, Illinois 60607	—		675	830	—
PNC Bank, National Association 8800 Tinicum Boulevard Philadelphia, Pennsylvania 19153	—		8,010	9,851	—
Spear, Leeds & Kellogg 120 Broadway New York, New York 10005	—		1,500	1,844	—

SSB—Trust Custody 225 Franklin Street Boston, Massachusetts 02110	—	2,000	2,459	—
State Street Bank and Trust Company 1776 Heritage Drive North Quincy, Massachusetts 02171	—	12,053	14,823	—
Toyo Trust Company of New York 280 Park Avenue 39th Floor West Building New York, New York 10017	—	1,500	1,844	—

*
less than one percent

    None of the holders named above has, or within the past three years had, any position, office or other material relationship with us or any of our predecessors or affiliates, except as disclosed under the heading "Management" since some of our directors and officers are affiliated with some of the holders listed above.

    Because the selling holders may, under this prospectus, offer all or some portion of the warrants or the class B common stock issued upon exercise of the warrants, no estimate can be given as to the number of the warrants or shares of class B common stock issued upon exercise of the warrants that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified above may have sold, transferred or otherwise disposed of all or a portion of their warrants, since the date on which they provided the information regarding their warrants, in transactions exempt from the registration requirements of the Securities Act. We refer you to the information under the heading "Plan of Distribution".

    Only selling holders identified above who beneficially own the securities set forth opposite each selling holder's name in the table above on the effective date of the registration statement of which this prospectus forms a part may sell those securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the warrants and/or the shares of class B common stock issued upon exercise of the warrants by any holder not identified above, this prospectus will be supplemented to set forth the name and number of warrants and/or shares of class B common stock beneficially owned by the selling securityholder intending to sell such warrants and/or shares of class B common stock, and the number of warrants and/or shares of class B common stock to be offered. The prospectus supplement will also disclose whether any selling securityholder selling in connection with the prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement if this information has not been disclosed in this prospectus.

    Donaldson, Lufkin & Jenrette Securities Corporation, which is listed above as a selling warrant holder, has made the following representations:

  •
  it acquired the warrants in the ordinary course of its business;

  •
  it is not engaged in, and does not intend to engage in, a distribution of the warrants; and

  •
  it has no arrangement or understanding to participate in a distribution of the warrants.

DESCRIPTION OF WARRANTS

    The following is a summary of the warrant agreement under which the warrants were issued. Because it is a summary it may not contain all the information that is important to you. Therefore, we encourage you to read the warrant agreement which has been filed with the SEC as an exhibit to the registration statement on Form S-1 with respect to the warrants and shares of our class B common stock issuable upon the exercise of the warrants. For information on how you can obtain a copy of the warrant agreement, we refer you to "Where You Can Find More Information".

Exercisability of Warrants

    Each warrant, when exercised, entitles the holder thereof to receive 1.22987 fully paid and non-assessable shares of our class B common stock, at an exercise price of $22.00 per share. The exercise price and the number of shares of our class B common stock are both subject to adjustment upon the occurrence of any of the events described below under the heading "—Adjustments." The holders of the warrants are entitled, in the aggregate, to purchase shares of our class B common stock currently representing approximately 3% of our class B common stock on a fully diluted basis, assuming exercise of all outstanding warrants. The warrants are exercisable at any time on or after November 1, 2001. Unless exercised, the warrants automatically expire at 5:00 p.m. New York City time on May 1, 2009.

    The warrants may be exercised by surrendering to us the warrant certificates evidencing the warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made at the holder's election:

  •
  by tendering notes having an aggregate principal amount at maturity, plus accrued and unpaid interest, if any, thereon, to the date of exercise equal to the exercise price; or

  •
  in cash in United States dollars by wire transfer or by certified or official bank check to the order of "Merrill Corporation."

    Upon surrender of the warrant certificates and payment of the exercise price, we will deliver or cause to be delivered, to or upon the written order of the holder, stock certificates representing the number of whole shares of our class B common stock to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants only if a registration statement relating to the shares of our class B common stock underlying the warrants is then in effect, or the exercise of these warrants is exempt from the registration requirements of the Securities Act of 1933, and these securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants or other persons to whom it is proposed that shares of our class B common stock be issued on exercise of the warrants reside.

    No fractional shares of our class B common stock will be issued upon exercise of the warrants. We will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional share of our class B common stock less a corresponding fraction of the exercise price.

Rights of Warrantholders

    The holders of the warrants have no right to vote on matters submitted to our shareholders and have no right to receive dividends. The holders of the warrants are not be entitled to share in our assets in the event of liquidation, dissolution or the winding up of our company. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

    In the event of a taxable distribution to holders of our class B common stock that results in an adjustment to the number of shares of our class B common stock or other consideration for which a warrant may be exercised, the holders of the warrants may, in some circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. For more information, we refer you to "Material United States Federal Income Tax Consequences—Sale or Exchange of Warrants".

Adjustments

    The number of shares of our class B common stock purchasable upon the exercise of the warrants and the exercise price are subject to adjustment if particular events occur, including:

  (1)
  the payment by us of dividends and other distributions in the form of capital stock on our class B common stock;

  (2)
  subdivisions, combinations and reclassifications of our class B common stock;

  (3)
  the issuance to all holders of our class B common stock of rights, options or warrants entitling them to subscribe for shares of our class B common stock or securities convertible into, or exchangeable or exercisable for, shares of our class B common stock at a price which is less than the fair market value per share (as defined below) of our class B common stock;

  (4)
  some distributions to all holders of our class B common stock of any of our assets or debt securities or any rights or warrants to purchase any such securities, but excluding those rights and warrants referred to in clause (3) above;

  (5)
  the issuance of shares of our class B common stock for consideration per share less than the then fair market value per share of our class B common stock, but excluding securities issued in transactions referred to in clauses (1) through (4) above or (6) below and subject to some other exceptions including:

  •
  issuances to our employees, independent contractors and/or directors and some of our subsidiaries prior to May 23, 2000; and

  •
  the warrants issued with the 14.5% senior preferred stock due 2011 in November 1999; and

  (6)
  the issuance of securities convertible into or exchangeable for shares of our class B common stock for a conversion or exchange price plus consideration received upon issuance less than the then fair market value per share of our class B common stock at the time of issuance of this convertible or exchangeable security, securities issued in transactions referred to in clauses (1) through (4) above or this paragraph (6) and subject to some other exceptions including:

  •
  issuances to our employees, independent contractors and/or directors and some of our subsidiaries prior to May 23, 2000; and

  •
  the warrants issued with the 14.5% senior preferred stock due 2011 in November 1999.

    Adjustments to the exercise price will be calculated to the nearest cent. No adjustment need be made for any of the foregoing transactions if holders of warrants issued are to participate in the transaction on a basis and with notice that the board of directors determines to be fair and appropriate in light of the basis and notice and on which other holders of our class B common stock participate in the transaction.

    "Disinterested Director" means, in connection with any issuance of securities that gives rise to a determination of the fair market value thereof, each member of our board of directors who is not an officer, employee, director or other affiliate of the party to whom we are proposing to issue the securities giving rise to the determination.

    "Fair Market Value" per security at any date of determination will be:

  •
  in connection with a sale to a party that is not an affiliate of us in an arm's-length transaction, the price per security at which this security is sold; and

  •
  in connection with any sale to an affiliate of us,

  - the last price per security at which this security was sold in an arm's-length transaction within the three-month period preceding the date of determination; or

  - if the foregoing is not applicable, the fair market value of the security determined in good faith by:

  •
  a majority of our board of directors, including a majority of the disinterested directors, and approved in a board resolution delivered to the warrant agent; or

  •
  a nationally recognized investment banking, appraisal or valuation firm, which is not an affiliate of us,

      in each case taking into account, among all other factors deemed relevant by the board of directors or the investment banking, appraisal or valuation firm, the trading price and volume of the security on any national securities exchange or automated quotation system on which the security is traded.

    No adjustment in the exercise price will be required unless the adjustment would require an increase or decrease of at least one percent (1.0%) in the exercise price; provided, however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment. In the case of particular consolidations or mergers of our company, or the sale of all or substantially all of our assets to another corporation:

  •
  each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which the holder would have been entitled as a result of the consolidation, merger or sale had the warrants been exercised immediately prior thereto; and

  •
  the person formed by or surviving any consolidation or merger (if other than the company) or to which the sale shall have been made will assume the obligations of us under the warrant agreement.

Reservation of Shares

    We have authorized and reserved for issuance and will at all times reserve and keep available that number of shares of our class B common stock as will be issuable upon the exercise of all outstanding warrants. These shares of our class B common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

    From time to time, we and Norwest Bank Minnesota, N.A., as warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for particular purposes, including curing defects or inconsistencies or making any change that does not adversely affect the legal rights of any holder. Any amendment or supplement to the warrant agreement that adversely affects the legal rights of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants, but excluding warrants held by us or any of our affiliates. The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of shares of our class B common stock purchasable upon exercise of the warrants would be decreased, other than for particular adjustments provided in the warrant agreement.

Registration Rights

    Under the warrant agreement and the warrant registration rights agreement, we agreed to file the registration statement of which this prospectus is a part and to use our reasonable best efforts to cause the registration statement to remain effective, subject to some exceptions, until the later of:

  •
  two years following the effective date of the registration statement; and

  •
  the earlier of:

  - May 1, 2009; and

  - the first date as of which all warrants had been exercised.

    We cannot assure you that we will be able to keep the registration statement of which this prospectus is a part continuously effective for the required period.

DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 25,000,000 shares of class B common stock, par value $.01 per share, 10,000,000 shares of voting class B common stock, par value $.01 per share, and 500,000 shares of 14.5% senior preferred stock due 2011. The following is a summary of the material rights and privileges pertaining to our capital stock. For a full description of our capital stock, we refer you to our articles of incorporation, a copy of which is available upon written request. For more information, see "Where You Can Find More Information."

Voting Common Stock

    As of June 30, 2000, there were no shares of our voting common stock outstanding. Subject to the preferential rights of our class B common stock and preferred stock, any shares of voting common stock outstanding from time to time will be entitled to participate equally in any distribution of net assets made to the shareholders in liquidation of our company and will be entitled to participate equally in dividends as and when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of our voting common stock. All shares of our voting common stock have equal rights and preferences. The holders of our voting common stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors.

Class B Common Stock

    As of June 30, 2000, there were 5,373,165 shares of our class B common stock outstanding. Our class B common stock is identical in all respects to our voting common stock and has equal rights and privileges, except that the class B common stock, with respect to rights on liquidation, winding up or dissolution of our company, ranks prior to the voting common stock. Subject to the preferential rights of our preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of outstanding shares of our class B common stock are entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets will be made to the holders of shares of common stock, an amount equal to $1.00 per outstanding share of class B common stock. After amounts payable with respect to the holders of our class B common stock of the full preferential amount in connection with any liquidation, winding up or dissolution of our company, the holders of the our class B common stock and voting common stock will share on a pro rata basis in any distribution of our assets, subject to the preferential rights of the preferred stock.

Preferred Stock

    Our board of directors has authorized the designation of 500,000 shares of 14.5% senior preferred stock due 2011, all of which are outstanding. Each share of our preferred stock is entitled to cumulative, quarterly dividends at a compound rate of 14.5% per annum. Prior to November 15, 2004, dividends will accrete to the liquidation value of our preferred stock unless holders elect to receive such dividends in the form of additional shares of our preferred stock. After November 15, 2004, dividends are payable in cash. Prior to the first dividend payment date, each share of preferred stock will be exchanged for 3.2 shares of preferred stock with identical terms in all respects except that the liquidation preference will be equal to $25.00 plus accrued dividends. Shares of our preferred stock have a liquidation preference equal to the sum of $80.00 plus accreted dividends. Shares of our preferred stock are non-voting, except as otherwise provided by law or by agreement. Our preferred stock is subject to redemption at our option at 114.5% of liquidation preference, prior to November 15, 2004, declining to 100.0% of such liquidation preference after November 15, 2007. Upon the occurrence of a change of control of our company, each holder of our preferred stock will have the right to require us to repurchase all or any part of such holder's preferred stock at an offer price in cash equal to 101% of the liquidation preference thereof.

Preferred Stock Warrants

    Together with our preferred stock, we have issued warrants to purchase 344,263 shares of our class B common stock. Each warrant entitles the holder to purchase one share of our class B common stock at an exercise price of not less than $0.01 per share, subject to customary antidilution provisions that differ in some respects from those contained in the warrants, and other customary terms. The warrants are exercisable at any time prior to 5:00 p.m., New York City time, on November 15, 2011. The exercise of the warrants are also subject to applicable federal and state securities laws.

12% Senior Subordinated Notes due 2009

    In connection with the financing of our merger with Viking Merger Sub, Inc. in November 1999, we issued 140,000 units, each unit consisting of $1,000 principal amount of 12% senior subordinated notes due 2009 and one warrant to purchase 1.22987 shares of our class B common stock. As of April 15, 2000, an aggregate of $135.3 million principal amount of notes was outstanding. The notes mature on May 1, 2009. Interest on the notes accrues at the rate of 12.0% per year. We pay interest in arrears every May 1 and November 1, commencing on May 1, 2000, to holders or record on the immediately preceding April 15 and October 15. The notes are jointly and severally guaranteed on an unsecured, senior subordinated basis by all of our existing wholly-owned domestic restricted subsidiaries and all future wholly-owned domestic restricted subsidiaries that guarantee Merrill Communications LLC's credit facility. The notes and the guarantees are general unsecured obligations of ours and rank:

  •
  junior to all of our and the guarantors' existing and future senior indebtedness and secured indebtedness, including any borrowing under Merrill Communications LLC's credit facility;

  •
  equally with any of our and the guarantors' future senior subordinated indebtedness, including trade payables;

  •
  senior to any of our and the guarantors' future subordinated indebtedness; and

  •
  effectively junior to all of the liabilities of our subsidiaries that have not guaranteed the notes.

    On or before November 1, 2002, we may redeem up to 35% of the aggregate principal amount of notes originally issued at a redemption price of 112.0% with the proceeds of public equity offerings within 90 days of the closing of a public equity offering. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes originally issued remains outstanding. Upon a change of control of our company, we are required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest to the date of repurchase. The notes were issued pursuant to an indenture we entered into with Norwest Bank Minnesota, N.A.. The indenture governing the notes restricts our ability and the ability of our restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  create liens;

  •
  engage in sale-leaseback transactions;

  •
  pay dividends or make other equity distributions;

  •
  purchase or redeem capital stock;

  •
  make investments;

  •
  sell assets;

  •
  engage in transactions with affiliates; or

  •
  effect a consolidation or merger.

    These limitations are subject, however, to a number of important qualifications and exceptions.

Other Warrants

    In connection with the offering of notes described above, we issued warrants to purchase an aggregate of 172,182 shares of our class B common stock, which are being registered under the registration statement of which this prospectus is a part. Each warrant entitles the holder, subject to some conditions, to purchase 1.22987 shares of our class B common stock at an exercise price of $22.00 per share, subject to adjustment under some circumstances. The warrants are exercisable on or after November 1, 2001 and expire on May 1, 2009. We refer you to "Description of Warrants" for more information.

Options

    We have reserved 825,000 shares of our class B common stock for issuance under our 1999 Stock Option Plan. As of June 30, 2000, we had granted options to purchase 569,670 shares of our class B common stock.

Registration Rights

    In addition to the filing of the registration statement of which this prospectus is a part, we have filed a registration statement with the SEC with respect to an offer to exchange the notes for a new issue of notes registered under the Securities Act and have agreed to use our reasonable best efforts to cause this registration statement to be declared effective prior to May 20, 2000. In addition, we have agreed to file under certain circumstances a shelf registration statement to effect resales of the notes.

    Pursuant to the Investors' Agreement, all of our current shareholders are entitled to rights with respect to the registration of their shares of our capital stock under the Securities Act of 1933. Under the terms of the Investors' Agreement, if we propose to register any shares of our capital stock under the Securities Act, subject to specific exceptions, the holders of these shares are entitled to notice of the registration and are entitled, at our expense, to include their shares of the same type of capital stock being registered in the registration, provided that the managing underwriters have the right to limit the number of such shares included in the registration. In addition, some holders may require us, at our expense and in accordance with the terms of the Investors' Agreement, to file a registration statement under the Securities Act with respect to their shares of capital stock.

Provisions with Potential Anti-Takeover Effect

    We are subject to the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny our shareholders the receipt of a premium on their capital stock. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A "control share acquisition" is defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner, of 10% or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

Limitation on Liability of Directors and Indemnification

    Our articles of incorporation limit the liability of our directors to the fullest extent permitted by the Minnesota Business Corporation Act. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for:

  •
  any breach of the duty of loyalty to our company or our shareholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;

  •
  violations of particular Minnesota securities laws; or

  •
  any transaction from which the director derives an improper personal benefit.

    Our articles of incorporation do not limit liability under federal securities law.

    The Minnesota Business Corporation Act requires that we indemnify any director, officer or employee made or threatened to be made a party to proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of the company. We refer you to the detailed terms of Section 302A.521 of the Minnesota Business Corporation act for a complete statement of these indemnification rights.

    Article X of our articles of incorporation, as amended, provides that each director, officer, employee and agent, past or present of our company, and persons serving as such of another corporation or entity at our request, shall be indemnified to the fullest extent permitted by applicable state law.

    We maintain directors' and officers' liability insurance, including a reimbursement policy in favor of us.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following describes the material United States federal income tax consequences of the ownership, disposition and exercise of warrants applicable to holders of warrants. This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, and interpretations of the foregoing, changes to any of which subsequent to the date of this registration statement may affect the tax consequences described herein, possibly with retroactive effect.

    The following only discusses tax consequences with respect to warrants and the shares of our class B common stock issuable upon the exercise of the warrants that are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as some financial institutions, tax-exempt entities, insurance companies, dealers and traders in securities or currencies and holders who hold the warrants or the shares of our class B common stock issued upon the exercise of the warrants as part of a hedging transaction, "straddle," conversion transaction or other integrated transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens.

    Persons considering the purchase of warrants should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Exercise of Warrants

    A holder will generally not recognize any gain or loss upon the exercise of any warrants, except with respect to any cash received in lieu of a fractional share of our class B common stock issuable upon the exercise of the warrant. A holder will have an initial tax basis in the shares of our class B common stock received on exercise of the warrants equal to the sum of the holder's tax basis in the warrants and the aggregate cash exercise price, if any, paid in respect of such exercise. A holder's holding period in such shares of our class B common stock will commence on the day the warrants are exercised, regardless of the holder's holding period in the warrant that is exercised. If a warrant expires without being exercised, a holder will recognize a capital loss in an amount equal to the holder's tax basis in the warrant.

Sale or Exchange of Warrants

    Upon the sale or exchange of a warrant, a holder will generally recognize a capital gain or loss equal to the difference, if any, between the amount realized on the sale or exchange and the holder's tax basis in the warrant. This capital gain or loss will be long-term capital gain or loss if, at the time of the sale or exchange, the warrant has been held for more than one year.

    Under Section 305 of the Code, a holder of a warrant may be deemed to have received a constructive distribution from us, which may result in the inclusion of ordinary dividend income, in the event of particular adjustments to the number of shares of our class B common stock to be issued on exercise of a warrant.

Backup Withholding and Information Reporting

    Backup withholding of U.S. federal income tax at a rate of 31% may apply to dividends received with respect to the shares of our class B common stock issuable upon the exercise of the warrants and the proceeds of a disposition of a warrant or the shares to a holder who is not an exempt recipient. Generally, individuals are not exempt recipients, whereas corporations and some other entities are exempt recipients. Backup withholding will apply only if the holder:

  •
  fails to furnish the holder's Taxpayer Identification Number (commonly referred to as a "TIN") which, in the case of an individual, is his or her Social Security Number;

  •
  furnishes an incorrect TIN;

  •
  is notified by the Internal Revenue Service that the holder has failed to properly report payments of dividends; or

  •
  under particular circumstances, fails to certify, under penalty of perjury, that the holder has furnished a correct TIN and has not been notified by the Internal Revenue Service that the holder is subject to backup withholding.

    Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining an exemption if applicable. The amount of any backup withholding from a payment to a holder is not an additional tax and is allowable as a credit against the holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

    The warrants and the shares of our class B common stock issued upon the exercise of the warrants offered hereby may be sold by the warrantholders from time to time in:

  •
  transactions in the over-the-counter market;

  •
  negotiated transactions;

  •
  underwritten offerings; or

  •
  a combination of such methods of sale.

    The warrantholders may sell the warrants and the shares of our class B common stock issued upon the exercise of the warrants at:

  •
  fixed prices which may be changed;

  •
  market prices prevailing at the time of sale;

  •
  prices related to prevailing market prices; or

  •
  negotiated prices.

    The warrantholders may effect these transactions by selling the warrants and shares of our class B common stock issued upon the exercise of the warrants to or through broker-dealers, and these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the warrantholders and/or the purchasers of the warrants for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

    In order to comply with the securities laws of particular states, if applicable, the warrants and shares of our class B common stock will be sold in the jurisdictions only through registered or licensed brokers or dealers. In addition, in particular states, the warrants and shares of our class B common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    The warrantholders and any broker-dealers or agents that participate with the warrantholders in the distribution of the warrants or the shares of our class B common stock issued upon the exercise of the warrants may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the warrants or the shares of our class B common stock issued upon the exercise of the warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

    Each warrantholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of our class B common stock by the warrantholders.

    We will pay for all costs of the registration of the warrants, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; except that, the selling holders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling holders against particular civil liabilities, including some liabilities under the Securities Act of 1933, or we will compensate them for some of these liabilities incurred in connection therewith.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, and the rules and regulations promulgated under the Securities Act, with respect to the warrants and shares of our class B common stock issuable upon the exercise of the warrants. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the attached exhibits and schedules. For additional information regarding our company, the warrants and shares of our class B common stock issuable upon the exercise of the warrants, we refer you to the registration statement on Form S-1. The statements contained in this prospectus as to the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete. Accordingly, each such statement is qualified in all respects by reference to the full text of such contract, agreement or document filed as an exhibit to the registration statement or otherwise filed with the SEC.

    You may read and copy any of the information we file with the SEC, including the registration statement and exhibits thereto, at the following SEC public reference rooms:

Judiciary Plaza	Citicorp Center	7 World Trade Center
450 Fifth Street, N.W.	500 West Madison Street	Suite 1300
Washington, D.C. 20549	Chicago, Illinois 60621	New York, New York 10048

    You may obtain information regarding the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330. In addition, our SEC filings made electronically through the SEC's EDGAR system are available to the public at the SEC's web site at http://www.sec.gov. The Securities Act file number for our SEC filings is 333-32952.

    Upon the effectiveness of the registration statement of which this prospectus is a part, we will be required to file annual, quarterly and special reports and other documents with the SEC under the Securities Act. Our obligation to file periodic reports with the SEC as a result of the effectiveness of this registration statement will be suspended if the securities covered by this registration statement are held of record by fewer than 300 holders as of the beginning of our fiscal year other than the fiscal year in which the registration statement is declared effective. However, we are required under the warrant agreement to furnish the warrantholders with all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such Forms, including, without limitation:

  •
  "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent accountants; and

  •
  all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports,

    in each case, within the time periods specified in the SEC's rules and regulations.

    Anyone who receives this prospectus may obtain a copy of the warrant agreement without charge by writing to Merrill Corporation, One Merrill Circle, St. Paul, Minnesota 55108; Attention: General Counsel.

LEGAL MATTERS

    The validity of the warrants and shares of our class B common stock issuable upon the exercise of the warrants offered hereby was passed upon for us by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota. A copy of the legal opinion rendered by Oppenheimer Wolff & Donnelly LLP was filed as an exhibit to the registration statement containing this prospectus.

EXPERTS

    The consolidated financial statements as of January 31, 1999 and 2000 and for each of the three years in the period ended January 31, 2000, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated financial data of our company are based on our historical consolidated financial statements adjusted to give effect to the transactions described below.

    The unaudited pro forma consolidated statement of operations for the three month period ended April 30, 1999 and the years ended January 31, 2000 gives effect to the following as if each had occurred at the beginning of the period presented:

  (1)
  the merger with Viking Merger Sub, the merger financing and the application of the proceeds thereof;

  (2)
  the acquisition of Daniels Printing, Limited Partnership ("Daniels"), which was completed on April 14, 1999;

  (3)
  the acquisition of Alternatives Communications, Inc. ("Alternatives"), which was completed on June 14, 1999;

  (4)
  the elimination of Superstar Computing, Inc.'s historical operating results, as management has effectively shut down Superstar Computing, Inc.'s operations as of the date of this Registration Statement; and

    The pro forma adjustments are described in the accompanying notes to the financial statement and were applied to the respective historical consolidated financial statements of our company to reflect and account for the merger as a recapitalization consisting of an equity investment by investors, debt financing and the redemption of shares in the merger. As a recapitalization, the historical basis of our assets and liabilities will be carried forward to the surviving company with the aggregate cost of repurchasing our shares accounted for as a reduction of shareholders' equity. Accordingly, the historical basis of our assets and liabilities has not been impacted by the merger.

    The unaudited pro forma consolidated financial data are based upon estimates, available information and certain assumptions that management believes are reasonable under the circumstances and may be revised as additional information becomes available. The unaudited pro forma consolidated financial data should be read in conjunction with our historical financial statements, including the notes thereto, our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information appearing elsewhere in this Information Statement. The unaudited pro forma consolidated financial data do not purport to represent what our actual results or financial position would have been if the merger and the other transactions described above had actually occurred on the dates indicated and are not necessarily representative of our results for any future period.

MERRILL CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

for the three month period ended April 30, 1999
(dollars in thousands, except share, per share data and ratio)

Acquisitions
Company Historical	Daniels Printing	Alternatives Communications	Net Acquisition Adjustments	Superstar Computing	Merger Adjustments	Pro-Forma(9)
Revenue	$131,836	$15,725	$4,954	$—	$(246)	$—	$152,269
Cost of revenue	84,564	10,622	3,430	116	(1)	163	—	98,305
(264	)(2)

Gross profit	47,272	5,103	1,524	148	(83)	—	53,964
Selling, general and administrative expenses	37,728	2,814	1,329	298	(3)	(121)	(24	)(4)	41,613
(469	)(2)	58	(5)

Operating income	9,544	2,289	195	318	38	(34)	12,350
Interest expense	(1,103)	(231)	(42)	—	—	(8,791	)(6)	(10,167)
Other expense, net	(206)	(37)	—	—	—	—	(243)

Income (loss) before provision for income taxes	8,235	2,021	153	318	38	(8,825)	1,940
Provision for income taxes	3,714	—	—	—	—	(1,146	)(7)	2,568

Income (loss) from continuing operations	4,521	2,021	153	318	38	(7,679)	(623)
Accreted preferred stock dividend	—	—	—	—	—	1,493	(8)	1,493

Net income (loss) available to common	$4,521	$2,021	$153	$318	$38	$(9,172)	$(2,120)

Pro Forma loss per common share(10)
Basic	$(0.51)
Diluted	$(0.51)
Pro Forma weighted average number of common shares outstanding(10)
Basic	4,191,943
Diluted	4,191,943
Other Data:
EBITDA	$14,707	$2,694	195	732	31	(51)	$18,308
Adjusted EBITDA(11)	14,707	2,694	195	732	31	(51)	18,308
Depreciation and amortization of intangibles	5,163	405	—	414	(7)	(17)	5,958
Capital expenditures	2,836	37	47	—	—	—	3,652
Cash interest expense	1,103	9,761
Ratio of earnings to fixed charges	5.5	x	1.2	x

MERRILL CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

for the year ended January 31, 2000
(dollars in thousands, except share, per share data and ratio)

			Acquisitions
	Company Historical		Daniels Printing	Alternatives Communications	Net Acquisition Adjustments		Superstar Computing	Merger Adjustments		Pro-Forma(9)
Revenue	$587,737		$15,725	$6,837	$—		$(294)	$—		$610,005
Cost of revenue	393,452		10,622	4,954	116	(1)	(178)	—		408,353
					(613	)(2)

Gross profit	194,285		5,103	1,883	497		(116)	—		201,652
Selling, general and administrative expenses	146,352		2,814	2,295	326	(3)	(428)	(429	)(4)	150,341
					(852	)(2)		263	(5)
Merger costs	42,628		—	—	—		—	(42,628)		—

Operating income	5,305		2,289	(412)	1,023		312	42,794		51,311
Interest expense	13,235		231	63	—		—	27,888	(6)	41,417
Other expense, net	871		37	—	—		—	—		908

(Loss) income before provision for income taxes	(8,801)		2,021	(475)	1,023		312	14,906		8,986
Provision for income taxes	7,491		—	—	—		—	380	(7)	7,871

Loss (income) before minority interest	(16,292)		2,021	(475)	1,023		312	14,526		1,115
Minority interest	106		—	—	—		—	—		106

Loss (income) from continuing operations	(16,398)		2,021	(475)	1,023		312	14,526		1,009
Accreted preferred stock dividend	1,163		—	—	—		—	5,021	(8)	6,184

Net (loss) income available to common	$(17,561)		$2,021	$(475)	$1,023		$312	$9,505		$(5,175)

Pro Forma loss per common share(10)
Basic										$(1.23)
Diluted										$(1.23)
Pro Forma weighted average number of common shares outstanding(10)
Basic										4,191,943
Diluted										4,191,943
Other Data:
EBITDA	$28,475		$2,694	$(382)	$1,465		$300	$203		$32,755
Adjusted EBITDA(11)	74,247		2,694	(382)	1,465		300	203		78,527
Depreciation and amortization of intangibles	23,170		405	30	442		(12)	(37)		23,998
Capital expenditures	14,854		37	93	—		—	—		14,984
Cash interest expense	12,771									39,795
Ratio of earnings to fixed charges	0.5	x								1.2	x

    MERRILL CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(1)
Reflects additional depreciation and amortization expense resulting from fair value adjustments to property, plant and equipment attributable to the Daniels acquisition.

(2)
Reflects the elimination of historical costs in conjunction with the Daniels and Alternatives acquisitions:

	Three Months Ended April 30, 1999			For the Period February 1, 1999 to November 23, 1999
	Daniels	Alternatives	Total	Daniels	Alternatives	Total
	(dollars in thousands)
Contractual executive compensation	$221	$101	$322	$442	$202	$644
Services and facilities(a)	185	—	185	371	—	371
Reduced employee compensation and benefits	225	—	225	450	—	450

	$631	$101	$732	$1,263	$202	$1,465

(a)
Includes contractual reduction in purchasing costs and the elimination of redundant facilities and services.

(3)
Reflects the amortization of goodwill on a straight line basis as follows:

	Three Months Ended April 30, 1999			For the Period February 1, 1999 to November 23, 1999
	Daniels	Alternatives	Total	Daniels	Alternatives	Total
	(dollars in thousands)
Goodwill	$23,300	$3,313		$23,300	$3,313
Amortization period in years	20	15		20	15
Annual goodwill amortizaiton	$1,165	$221		$1,165	$221
Months to include in pro forma	2.5	3		2.5	4.5
Incremental pro forma amortization	$243	$55	$298	$243	$83	$326
(4)
Reflects the elimination of public company expenses associated with conducting an annual meeting, producing and distributing annual reports and quarterly shareholder letters and board expenses.

(5)
Reflects retainer fees for investment banking services provided by DLJ Securities Corporation of $300,000 annually and the elimation of historical deferred financing costs of $17,000 and $37,000 for the three months ended April 30, 1999 and for the period February 1, 1999 to November 23, 1999, respectively.

(6)
Reflects the additional interest expense attributable to the merger financing:

	Three Months Ended April 30, 1999	For the Period February 1, 1999 to November 23, 1999
	(dollars in thousands)
Increase in interest expense
Revolving credit facility (a)	$43	$139
Term loan A (a)	1,479	4,814
Term loan B (b)	3,817	12,426
Notes (c)	4,200	13,673
Commitment fees on undrawn revolving credit facility	60	195
Amortization of discount	57	182
Accretion of unit warrant value (d)	25	80
Amortization of deferred financing costs	324	1,056

Total	10,005	32,565
Elimination of historical interest expense associated with repaid indebtedness	(1,214)	(4,677)

Net increase in interest expense	$8,791	$27,888

  (a)
  Interest expense was calculated at an assumed interest rate of 9.10%.

  (b)
  Interest expense was calculated at an assumed interest rate of 9.85%.

  (c)
  Interest expense was calculated at an interest rate of 12.00%.

  (d)
  For accounting purposes, a $1.7 million value has been ascribed to the warrants and has been classified as a component of shareholders' equity. The warrant value shall be accreted over 9.5 years.

    A one-eighth of one percent change in interest rates would impact interest expense for borrowings under the revolving credit facility and the term loans A and B, collectively, in the amount of approximately $69,000 and $275,000 for the three months ended April 30, 1999 and for the year ended January 31, 2000, respectively.

(7)
Reflects the income tax effect of all pro forma entries at statutory tax rates.

(8)
Reflects dividends on preferred stock issued in the merger ($40.0 million liquidation preference multiplied by a 14.5% compounded quarterly dividend rate). For accounting purposes, a $5.5 million value has been ascribed to the warrants and has been classified as a component of shareholders' equity. The warrant value shall be amortized over 12 years. The amortization for the three months ended April 30, 1999 and for the year ended January 31, 2000 would have been $42,000 and $170,000, respectively.

(9)
The direct investment plan is considered a variable plan for accounting purposes. Accordingly, non-cash compensation expense will be recorded when the fair market value of the class B common stock increases. The unaudited pro forma consolidated statement of operations for the three months ended April 30, 1999 and for the year ended January 31, 2000 does not include any related compensation expenses associated with the direct investment plan.

(10)
The total shares of common stock outstanding at the date of Recapitalization was 4,191,943, which equates to the pro forma weighted average number of common shares outstanding. Potentially dilutive warrants and stock options, assuming exercise of the warrants and stock options, were excluded from the computation of earnings per share, as they would be anti-dilutive due to the net loss.

(11)
Adjusted EBITDA reflects EBITDA exclusive of merger costs and start-up and transition costs related to international operations and certain new customer accounts.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
of Merrill Corporation:

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Merrill Corporation and Subsidiaries as of January 31, 1999 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Merrill Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP
April 27, 2000
Saint Paul, Minnesota

Merrill Corporation

Consolidated Balance Sheet

(dollars in thousands)

	As of January 31,

	1999	2000

Assets
Current assets
Cash and cash equivalents	$23,477	$14,458
Trade receivables, less allowance for doubtful accounts of $8,126 and $5,905, respectively	102,365	129,186
Work-in-process inventories	12,639	19,110
Other inventories	7,559	8,240
Other current assets	12,253	22,374

Total current assets	158,293	193,368
Property, plant and equipment, net	44,935	59,491
Goodwill, net	49,744	75,945
Other assets	12,973	26,056

Total assets	$265,945	$354,860

Liabilities and Shareholders' Equity (Deficit)
Current liabilities
Current maturities of long-term debt	$2,210	$2,300
Current maturities of capital lease obligations	236	201
Accounts payable	29,640	35,808
Accrued expenses	44,642	43,318

Total current liabilities	76,728	81,627
Long-term debt, net of current maturities	38,110	352,615
Capital lease obligations, net of current maturities	1,375	1,196
Other liabilities	8,581	13,134

Total liabilities	124,794	448,572
Commitments and contingencies (Notes 4 and 6)
Minority interest	—	106
Preferred stock $.01 par value: 500,000 shares authorized; no shares and 500,000 shares, respectively, issued and outstanding. Liquidation value at January 31, 2000 was $41.1 million	—	35,697
Shareholders' equity (deficit)
Common stock, $.01 par value: 25,000,000 shares authorized; 15,823,155 and no shares, respectively, issued and outstanding	158	—
Class B common stock, $.01 par value: 10,000,000 shares authorized; no and 4,191,943 shares, respectively, issued and outstanding	—	42
Additional paid-in capital	12,722	99,158
Retained earnings (deficit)	128,271	(228,715)

Total shareholders' equity (deficit)	141,151	(129,515)

Total liabilities and shareholders' equity (deficit)	$265,945	$354,860

The accompanying notes are an integral part of the consolidated financial statements.

Merrill Corporation

Consolidated Statement of Operations

(dollars in thousands except share and per share data)

	For the Years Ended January 31,

	1998	1999	2000

Revenue	$459,516	$509,543	$587,737
Cost of revenue	295,390	330,632	393,452

Gross profit	164,126	178,911	194,285
Selling, general and administrative expenses	114,174	127,705	146,352
Merger costs	—	—	42,628

Operating income	49,952	51,206	5,305
Interest expense	(4,321)	(3,961)	(13,235)
Other income (expense), net	835	426	(871)

Income (loss) before provision for income taxes	46,466	47,671	(8,801)
Provision for income taxes	20,445	21,214	7,491

Net income (loss) before minority interest	26,021	26,457	(16,292)

Minority interest	—	—	106

Net income (loss) from continuing operations	26,021	26,457	(16,398)

Accreted preferred stock dividend	—	—	1,163

Net income (loss) available to common	$26,021	$26,457	$(17,561)

Net income (loss) available to common per share:
Basic	$1.61	$1.63	$(1.27)
Diluted	$1.54	$1.55	$(1.27)

Weighted average number of shares outstanding:
Basic	16,129,341	16,253,148	13,804,473
Diluted	16,906,382	17,020,673	13,804,473

The accompanying notes are an integral part of the consolidated financial statements.

Merrill Corporation

Consolidated Statement of Changes in Shareholders' Equity (Deficit)

(dollars in thousands)

	For the Years Ended January 31, 1998, 1999 and 2000

	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Total

Balance, January 31, 1997	$159	$—	$17,778	$78,223	$96,160
Exercise of stock options	7	—	5,410	—	5,417
Tax benefit realized upon exercise of stock options	—	—	2,192	—	2,192
Repurchase of common stock	(3)	—	(3,062)	—	(3,065)
Other	—	—	83	—	83
Cash dividends	—	—	—	(1,133)	(1,133)
Net income available to common	—	—	—	26,021	26,021

Balance, January 31, 1998	163	—	22,401	103,111	125,675

Exercise of stock options	2	—	2,147	—	2,149
Tax benefit realized upon exercise of stock options	—	—	884	—	884
Repurchase of common stock	(7)	—	(12,806)	—	(12,813)
Other	—	—	96	—	96
Cash dividends	—	—	—	(1,297)	(1,297)
Net income available to common	—	—	—	26,457	26,457

Balance, January 31, 1999	158	—	12,722	128,271	141,151

Exercise of stock options	3	—	3,000	—	3,003
Tax benefit realized upon exercise of stock options	—	—	521	—	521
Other	—	—	(5)	—	(5)
Cash dividends	—	—	—	(963)	(963)
Merger related:
Repurchase of common stock	(161)	—	(16,412)	(338,462)	(355,035)
Issuance of Class B common stock	—	42	92,181	—	92,223
Value ascribed to preferred stock warrants	—	—	5,466	—	5,466
Value ascribed to the note warrants	—	—	1,685	—	1,685
Net loss available to common	—	—	—	(17,561)	(17,561)

Balance, January 31, 2000	$—	$42	$99,158	$(228,715)	$(129,515)

The accompanying notes are an integral part of the consolidated financial statements.

Merrill Corporation

Consolidated Statement of Cash Flows

(dollars in thousands)

	For the Years Ended January 31,

	1998	1999	2000

Operating activities:
Net income (loss) available for common	$26,021	$26,457	$(17,561)
Adjustments to reconcile net income (loss) available for common to net cash provided by (used in) operating activities:
Depreciation and amortization	11,147	13,066	16,318
Amortization of intangible assets	6,500	5,617	6,943
Writedown of goodwill	—	1,180	125
Writedown of investment	—	—	594
Provision for losses on trade receivables	2,064	3,273	(80)
Provision for unbillable inventories	(1,063)	67	(660)
Deferred income taxes	(2,592)	(3,518)	(559)
Change in deferred compensation	1,285	1,807	(4,476)
Minority interest in earnings of subsidiary	—	—	106
Accreted preferred stock dividend	—	—	1,163
Changes in operating assets and liabilities, net of effects from business acquisitions
Trade receivables	(36,706)	11,796	(10,227)
Work-in-process inventories	12,082	865	(1,554)
Other inventories	(1,667)	(333)	819
Other current assets	(4,012)	257	(1,085)
Accounts payable	7,336	(348)	(1,950)
Accrued expenses	11,537	(3,267)	(3,239)
Income taxes	(1,059)	(1,109)	(4,700)

Net cash provided by (used in) operating activities	30,873	55,810	(20,023)

Investing activities:
Purchase of property, plant and equipment	(17,069)	(16,479)	(14,854)
Business acquisitions, net of cash acquired	(13,179)	(4,039)	(55,245)
Other investing activities, net	137	(2,551)	(1,660)

Net cash used in investing activities	(30,111)	(23,069)	(71,759)

Financing activities:
Borrowings on notes payable to banks	104,275	86,600	157,575
Repayments on notes payable to banks	(110,225)	(86,600)	(159,707)
Proceeds from issuance of long-term debt	—	—	356,237
Debt issuance costs	—	—	(10,160)
Principal payments on long-term debt and capital lease obligations	(936)	(814)	(40,926)
Issuance of Class B common stock	—	—	70,683
Issuance of preferred stock	—	—	40,000
Repurchase of common stock	(3,065)	(12,813)	(333,495)
Dividends paid	(1,133)	(1,297)	(963)
Exercise of stock options	5,417	2,149	3,003
Tax benefit realized upon exercise of stock options	2,192	884	521
Other equity transactions, net	83	96	(5)

Net cash (used in) provided by financing activities	(3,392)	(11,795)	82,763

(Decrease) increase in cash and cash equivalents	(2,630)	20,946	(9,019)
Cash and cash equivalents, beginning of year	5,161	2,531	23,477

Cash and cash equivalents, end of year	$2,531	$23,477	$14,458

Supplemental cash flow disclosures
Income taxes paid	$22,000	$24,724	$11,291
Interest paid	3,757	3,599	9,912

In connection with the merger on November 23, 1999 (Note Two), 979,091 shares of our common stock with a total value of $21.5 million were exchanged for the same number of shares of our Class B common stock.

The accompanying notes are an integral part of the consolidated financial statements.

Merrill Corporation

Notes to Consolidated Financial Statements

ONE—Nature of Business and Significant Accounting Policies

    Nature of Business  We are a diversified communications and document services company applying advanced information systems and intranet/Internet technology to provide a broad range of services to our financial, legal and corporate clients. Our services integrate traditional composition, imaging and printing services with document management, distribution, marketing and software solutions.

    Use of Estimates  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

    Principles of Consolidation  The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

    Cash Equivalents  We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    Inventories  Work-in-process, which includes purchased services, materials, direct labor and overhead, is valued at the lower of cost or net realizable value, with cost determined on a specific job-cost basis. Other inventories consist primarily of paper and printed materials and are valued at the lower of cost or market, with cost determined on a specific job-cost basis.

    Property, Plant and Equipment  Property, plant and equipment are stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is determined using the straight-line method over the estimated useful lives of the assets which range from three to 30 years. Amortization of leasehold improvements is recorded on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter. When assets are sold or retired, related gains or losses are included in the results of operations.

    Goodwill  Goodwill recognized in business acquisitions accounted for as purchases is amortized on the straight-line method, generally over 15 to 20 years. We periodically evaluate the recoverability of unamortized goodwill through measurement of future estimated undiscounted operating unit cash flows.

    Income Taxes  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

    Revenue Recognition  We recognize revenue when service projects are completed or products are shipped.

    Business Segments  Effective January 31, 1999, we adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires us to report information about our operating segments according to the management approach for determining reportable segments. This approach is based on the way management organizes segments within a company for making operating decisions and assessing performance. Segment results have been reported for all periods presented and are described in Note Ten.

    Net Income (Loss) Available to Common Per Share  We have disclosed basic and diluted net income per share for all periods presented in accordance with the SFAS No. 128, "Earnings Per Share." The dilutive effect on net income per share in fiscal years 1998 and 1999 resulted from the assumed exercise of dilutive stock options outstanding under the our stock option plans.

    Stock-based Compensation  We account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options granted to employees are measured as the excess, if any, of the fair value of our stock at the date of the grant over the amount an employee must pay to acquire the stock. Such compensation costs, if any, are amortized on a straight-line basis over the underlying option vesting terms. We account for stock-based compensation to non employees using the fair value method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation." Compensation costs for stock options granted to non-employees are based on fair value of the option at the date of grant.

    Insurance Obligations  We employ large deductible insurance policies covering workers compensation and employee healthcare costs. Costs are accrued that relate to these policies based on claims filed and estimates for claims incurred but not reported.

TWO—Merger

    On November 23, 1999, we merged with Viking Merger Sub, Inc. (Viking), an affiliate of DLJ Merchant Banking Partners II L.P. and certain of its affiliates and we continued as the surviving company. The transaction was accounted for as a recapitalization and did not have any impact on our historical basis of assets and liabilities. The transaction was principally financed by DLJ Merchant Banking Partners II L.P. and certain of its affiliates who, as a result of the merger, hold approximately 76.6% of the issued and outstanding Class B common shares. Certain members of management retained a 23.4% ownership of the issued and outstanding Class B common shares as a result of the merger.

    In connection with the merger, we entered into a new $270.0 million senior secured credit facility and issued $140.0 million of 12.0% senior subordinated notes with warrants to purchase 172,182 shares of Class B common stock. (Notes Five and Nine).

THREE—Selected Balance Sheet Data

	As of January 31,

	1999	2000

	(dollars in thousands)
Property, plant and equipment, net
Land	$1,951	$2,296
Buildings	12,111	18,477
Equipment	63,068	68,901
Furniture and fixtures	14,157	23,756
Leasehold improvements	18,664	22,751
Construction in progress	1,090	2,875

	111,041	139,056
Less accumulated depreciation and amortization	(66,106)	(79,565)

	$44,935	$59,491

Goodwill, net
Goodwill	$63,462	$94,417
Less accumulated amortization	(13,718)	(18,472)

	$49,744	$75,945

Accrued expenses
Commissions and compensation	$22,089	$23,759
Defined contribution plan	3,970	4,791
Purchase price consideration	7,734	800
Accrued interest	869	3,103
Other	9,980	10,865

	$44,642	$43,318

FOUR—Business Acquisitions

    On April 14, 1999, we purchased substantially all operating assets and assumed certain liabilities of Daniels Printing, Limited Partnership for approximately $44.0 million in cash, assumption and payment of existing lines of credit obligations totaling approximately $5.6 million and the assumption of certain ordinary course liabilities of $7.7 million. The acquisition has been accounted for as a purchase. The excess of the purchase price over the estimated fair value of the net identifiable assets acquired approximated $23.3 million and is being amortized using the straight-line method over 20 years.

    Pro forma (unaudited) results for the year ended January 31, 1998, 1999 and 2000, as if the acquisition had been effective at February 1, 1998, are as follows:

	For the Year Ended January 31,

	1998	1999	2000

	(dollars in thousands)
Revenues	$524,794	$575,702	$603,462
Net income (loss) available to common	$24,674	$26,737	$(16,376)
Net income (loss) available to common per share - diluted	$1.46	$1.57	$(1.18)

    On June 14, 1999, we purchased substantially all operating assets and assumed certain liabilities of Alternatives Communications Group, Inc. for approximately $2.6 million in cash, a promissory note for $0.8 million, payment of an existing line of credit obligation of $2.1 million, and the assumption of certain ordinary course liabilities of $1.9 million. The acquisition has been accounted for as a purchase and is not significant to our financial position or operating results. The excess of the purchase price over the estimated fair value of the net identifiable assets acquired approximated $3.6 million and is being amortized using the straight-line method over 15 years.

    On June 11, 1998, we purchased substantially all operating assets and assumed certain liabilities of Executech, Inc. and an affiliated company, World Wide Scan Services, LLC for approximately $3.2 million in cash and the assumption of certain ordinary course liabilities of $0.9 million. The agreement called for additional consideration totaling approximately $10.0 million through fiscal year 2003. The acquisition has been accounted for as a purchase and is not significant to our financial position or operating results. The excess of the purchase price over the estimated fair value of the net identifiable assets acquired approximated $12.8 million and is being amortized using the straight-line method over 15 years.

    These acquisitions were financed with excess operating cash and amounts available under our revolving credit facility. Results of the acquired companies' operations have been included in the Consolidated Statement of Operations from their respective date of acquisitions.

    Subsequent to January 31, 2000, we acquired certain assets and assumed certain ordinary course liabilities of NTEXT Corporation and Ames Envelope Company. These acquisitions have been accounted for as purchases and are not significant to our financial position or operating results.

FIVE—Financing Arrangements

    Bank Financing  In connection with the merger, we entered into a new $270.0 million senior secured credit facility on November 23, 1999 with a syndicate of financial institutions (the credit facility). The credit facility consists of a $50.0 million revolving credit facility and a $220.0 million term loan facility consisting of a $65.0 million term loan A and a $155.0 million term loan B. The revolving credit facility and the term loan A will mature on November 23, 2005 and the term loan B will mature on November 23, 2007. The new credit facility allows for a potential, although uncommited, increase of up to $30.0 million at our request at any time prior to November 23, 2005. This increase is only available if one or more financial institutions agree to finance this increase. The new credit facility is collateralized by substantially all our consolidated assets. Beginning August 1, 2000, the applicable margins for revolving credit loans, the term loan A and commitment fees will be subject to possible reductions based on our leverage ratio as defined in the credit agreement. The new credit facility is subject to mandatory principal prepayments if certain events occur as defined in the credit agreement. In addition, the new credit facility includes various covenants, including minimum requirements for Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), other financial ratios and limitations on the amounts of certain transactions, including payment of dividends.

    Amounts borrowed under the revolving credit facility bear interest, at our option, at the reserve adjusted LIBOR rate plus 3.00% or at the alternate base rate plus 1.75%. The revolving credit facility also requires commitment fees in an amount equal to 0.50% per year on the daily average unused portion of the revolving crdit facility. There were no borrowings outstanding under the revolving credit facility at January 31, 2000 or under the old revolving credit facility at January 31, 1999. The weighted average interest rates on borrowings on all revolving credit facilities were 8.26%, 8.44% and 6.35% for the years ended January 31, 1998, 1999 and 2000, respectively.

    Long-term debt  Long-term debt consisted of the following:

	As of January 31,

	1999	2000

	(dollars in thousands)
Term loan A, bearing interest at our option, at the reserve adjusted LIBOR rate plus 3.00% or at the alternate base rate plus 1.75%, with interest only payments through January 31, 2001, at which time quarterly principal and interest payments are due through November 2005. The reserve adjusted LIBOR rate at January 31, 2000 was 7.25%.	$—	$65,000
Term loan B, bearing interest at our option, at the reserve adjusted LIBOR rate plus 3.75% or at the alternate base rate plus 2.50%, with quarterly principal and interest payments due through November 2007.	—	154,613

Senior subordinated notes, face value of $140.0 million, net of $1.7 million of value subscribed to warrants to purchase 172,182 of our Class B common stock (Note Nine) and $3.8 million of unamortized discount, bearing interest at 12.0%. The notes mature on May 1, 2009 and require semi-annual interest payments. The notes may be redeemed on or after November 1, 2004. Up to 35.0% of value will be redeemable on or prior to November 1, 2002, with the net proceeds of a public equity offering should one occur. The notes include various covenants, including limitations on the amounts of certain transactions, including payments of dividends.	—	134,552

Unsecured senior notes, bearing interest at 7.463%, with semi-annual interest only payments through October 2000, at which time annual principal and semi-annual interest payments are due through October 2006. The notes were paid in full on November 23, 1999 in connection with the merger (Note Two).	35,000	—
Industrial development bonds, due in annual installments, including interest ranging from 4.2% to 5.5%, over the life of the bonds with the remaining unpaid balance due on August 1, 2010. The industrial development bonds were paid in full on November 23, 1999 in connection with the merger. (Note Two).	3,320	—
Unsecured promissory notes payable due in March 1999. The notes bear interest at LIBOR plus 1.0%, adjustable and payable annually. The interest rate at January 31, 1999 was 6.8125%.	2,000	—
Other	—	750

	40,320	354,915
Less current maturities of long-term debt	(2,210)	(2,300)

	$38,110	$352,615

    The aggregate cash maturities of long-term debt at January 31, 2000 are as follows:

(dollars in thousands)
2001	$2,300
2002	4,802
2003	8,050
2004	14,550
2005	17,798
Thereafter	312,863

$360,363

    Based on quoted market prices for similar issues, the fair value of long-term debt approximates its carrying value at January 31, 1999 and 2000.

    On December 22, 1999, we entered into an interest rate cap transaction with an affiliate of a shareholder for $462,000. The effective date of the interest cap transaction is March 24, 2000, and terminates December 24, 2001. The cap rate is 7.5% for up to $110.0 million of borrowings under our new credit facility.

SIX—Leases

    We lease an office and production facility and the associated land and equipment under capital leases that terminate at various dates through November 30, 2005. Certain leases contain bargain purchase options. A summary of property under capital leases, which is classified as property, plant and equipment, is as follows:

	As of January 31,

	1999	2000

	(dollars in thousands)
Land	$333	$333
Building	2,439	2,439
Equipment	389	389
Less accumulated amortization	(1,334)	(1,458)

	$1,827	$1,703

    We also lease office space and equipment under noncancelable operating leases which expire at various dates through October 31, 2014. Rental expense charged to operations was $8.0 million, $9.0 million and $11.2 million for the years ended January 31, 1998, 1999 and 2000, respectively.

    Future minimum rental commitments under noncancelable leases at January 31, 2000, are as follows:

	Capital Leases	Operating Leases

	(dollars in thousands)
2001	$334	$9,155
2002	330	8,410
2003	330	7,859
2004	330	6,490
2005	330	4,518
Thereafter	275	23,141

	1,929	$59,573
Imputed interest	(532)

Present value of minimum lease payments	1,397
Less current maturities of capital lease obligations	(201)

Capital lease obligations, net of current maturities	$1,196

SEVEN—Income Taxes

    Components of the provision for income taxes are as follows:

	For the Years Ended January 31,

	1998	1999	2000

	(dollars in thousands)
Current
Federal	$19,974	$21,204	$6,955
State	3,063	3,528	1,095

	23,037	24,732	8,050
Deferred	(2,592)	(3,518)	(559)

Provision for income taxes	$20,445	$21,214	$7,491

    Temporary differences comprising the net deferred tax asset recognized in the accompanying Consolidated Balance Sheet are as follows:

	As of January 31,

	1999	2000

	(dollars in thousands)
Deferred compensation	$3,997	$3,897
Property, plant and equipment	2,359	2,728
Vacation accrual	1,228	1,565
Allowance for doubtful accounts	1,188	1,511
Insurance reserves	1,406	1,248
Inventories	1,038	1,006
Goodwill amortization	1,131	1,001
International operating loss carryforward	—	963
Other, net	1,204	1,441

Net deferred tax asset before valuation allowance	13,551	15,360
Less valuation allowance	—	(1,250)

Net deferred tax asset	$13,551	$14,110

    Significant differences between income taxes on income for financial reporting purposes and income taxes calculated using the federal statutory tax rate are as follows:

	As of January 31,

	1998	1999	2000

	(dollars in thousands)
Provision (benefit) for federal income taxes at statutory rate	$16,263	$16,684	$(3,080)
State income taxes, net of federal benefit	1,646	1,967	717
Non-deductible merger costs	—	—	4,913
Non-deductible business meeting and entertainment expenses	1,832	2,003	2,612
Change in valuation allowance	—	—	1,250
Other	704	560	1,079

	$20,445	$21,214	$7,491

    Our consolidated federal income tax returns filed have been examined by the Internal Revenue Service through fiscal year 1998.

EIGHT—Defined Contribution Plan

    On February 1, 1998, we combined our defined contribution retirement plan and our 401(k) incentive savings plan. Under the new plan, Company contributions are based on 4% of eligible employee compensation plus a 100% matching contributions up to a maximum of the first 3% of a participant's 401(k) contribution. Substantially all of our employees are covered by the new plan. Related costs of all retirement plans charged to operations were $5.1 million, $6.1 million and $6.7 million for the years ended January 31, 1998, 1999 and 2000, respectively.

NINE—Preferred Stock

    Shares of preferred stock are non-voting, except as otherwise provided by law or by agreement and are due November 15, 2011. Each share of preferred stock is entitled to cumulative, quarterly dividends at a compound rate of 14.5% and a liquidation preference of $80.00 plus accrued dividends. Prior to November 15, 2004, dividends will accrete to the liquidation value of the preferred stock unless holders elect to receive such dividends in the form of additional shares of preferred stock. After November 15, 2004, dividends are payable in cash. Prior to the first dividend payment date, each share of preferred stock will be exchanged for 3.2 shares of preferred stock with identical terms in all respects except that the liquidation preference will be equal to $25.00 plus accured dividends. The preferred stock is subject to redemption at our option at 114.5% of liquidation preference, prior to November 15, 2004, declining to 100.0% of such liquidation preference after November 15, 2007. Upon the occurrence of a change of control, as defined in the terms of the preferred stock, each holder of preferred stock will have the right to require us to repurchase all or any part of the holder's preferred stock at an offer price in cash equal to 101.0% of the liquidation preference.

TEN—Shareholders' Equity

    Common Stock  The holders of common stock are entitled to one vote for each share on all matters voted upon by the shareholders and may not cumulate votes for the election of directors. Subject to the preferential rights of the Class B common stock and preferred stock, any shares of common stock outstanding will be entitled to participate equally in any distribution of net assets made to the shareholders in liquidation of our company and will be entitled to participate equally in dividends as when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock.

    Class B Common Stock  The Class B common stock is identical in all respects to the common stock and has equal rights and privileges, except that the Class B common stock, with the respect to rights on liquidation, winding up or dissolution of our company, ranks prior to the common stock. Subject to the preferential rights of the preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of outstanding shares of Class B common stock are entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets to holders of common stock, an amount equal to $1.00 per share of Class B common stock. After such payment, the holders of common stock and Class B common stock will share on a pro rata basis in any distribution of our assets, subject to the preferential rights of the preferred stock.

    Subsequent to the merger, our board of directors and shareholders adopted the Direct Investment Plan where 1,459,091 shares of our Class B common stock are reserved for issuance to certain of our employees, non-employee directors, consultants and independent contractors. Of the 1,459,091 shares, 227,272 shares are designated as reinvestment shares and 1,231,819 shares are designated as coinvestment shares. Reinvestment shares are the shares of our Class B common stock where participants purchase the shares with their own funds. Coinvestment shares are the shares of our

Class B common stock where we lend participants up to 65% of the total amount each participant elects to purchase. As a condition to us making the loan, all of a participant's coinvestment shares must be pledged as collateral for the loan. The loan is a non-recourse promissory note that accrues interest at a fixed annual rate of 8%. Coinvestment shares, for which 65% of the total purchase price is funded by us, are immediately vested for 35% of the shares, with the remaining shares vesting over the next five years. While interest on the loan will accrue, the participant will not be required to pay any interest during the term of the note. The accrued interest and the principal balance will be due generally on the earlier of certain events or eight years. We have the right to repurchase all or any portion of the participant's shares upon their termination. The repurchase price is dependent on whether the participant was terminated for cause, however, in no event, will the repurchase price be greater than the fair market value. The fair market value will be determined by the compensation committee of the board of directors and will be based on a specific formula or such other value as the compensation committee determines. Upon termination, other than for cause, the participant has the right to put all or any portion of their reinvestment shares and vested coinvestment shares to us at fair market value.

    At January 31, 2000, there were no shares outstanding under the Direct Investment Plan. As of April 15, 2000, there were 128,514 reinvestment and 614,928 coinvestment shares outstanding. For accounting purposes, the Plan is considered a variable plan. Accordingly, a non-cash compensation charge will be recorded in the future when the fair market value of coinvestment shares exceed the original purchase price of such shares.

    Earnings Per Share  The denominator used to calculate diluted earnings per share includes the dilutive impact of 777,041, 767,525 and no stock options and warrants for the years ended January 31, 1998, 1999 and 2000, respectively.

    Warrants  Together with the issuance of preferred stock, we issued warrants to purchase 344,263 shares of our Class B common stock. Each warrant entitles the holder to purchase one share of our Class B common stock at an exercise price of $0.01 per share subject to antidilution provisions. The warrants are exercisable prior to November 16, 2011. For accounting purposes, $5.5 million from the proceeds of the preferred stock offering were allocated to the estimated value of the warrants and has been classified as additional paid in capital on our Consolidated Statement of Changes in Shareholders' Equity (Deficit).

    Together with the issuance of $140.0 million senior subordinated notes, we issued warrants to purchase 172,182 shares of our Class B common stock. Each warrant entitles the holder to purchase one share of our Class B common stock at an exercise price of $22.00 per share subject to antidilution provisions. The warrants become exercisable after October 31, 2001 and expire May 1, 2009. For accounting purposes, $1.7 million from the proceeds of the issuance of the $140.0 million senior subordinated notes were allocated to the estimated value of the warrants and has been classified as additional paid in capital on our Consolidated Statement of Changes in Shareholders' Equity (Deficit).

    Stock Options  Prior to the merger, we sponsored various incentive and stock option plans and the 1996 Non-employee Director Plan which provided for the issuance of no more than 6,506,000 shares and 400,000 shares, respectively of common stock to eligible participants and nonemployee directors. In connection with the merger, each of the 3,015,118 outstanding options and restricted stock awards whether or not vested was canceled and in lieu thereof, each holder of an option or restricted stock award received a cash payment in an amount equal to the excess, if any, of $22.00 over the exercise price of the option multiplied by the number of shares subject to the option, less applicable withholding taxes.

    Subsequent to the merger, our board of directors and shareholders adopted the 1999 Stock Option Plan where 825,000 shares of Class B common stock are reserved for granting incentive and non-statutory stock options to employees, non-employee directors, consultants and independent contractors. Options granted will generally become exercisable over a six-year period, or in the case of some options, when certain performance milestones are met. The option plan will terminate on December 19, 2009, unless our board of directors decides to terminate it earlier.

    A summary of selected information regarding all stock options for the three years ended January 31, 2000, is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share

Balance, January 31, 1997	2,687,828	$2.00 - $14.88	$8.74
Granted	1,129,200	11.19 - 22.75	13.95
Exercised	(759,400)	2.00 - 15.06	7.88
Canceled	(88,200)	8.13 - 10.00	8.86

Balance, January 31, 1998	2,969,428	2.00 - 22.75	10.94
Granted	611,000	18.25 - 21.38	20.95
Exercised	(239,750)	2.00 - 15.06	8.97
Canceled	(70,600)	8.13 - 21.38	13.92

Balance, January 31, 1999	3,270,078	3.68 - 22.75	12.89
Granted	196,000	14.125 - 20.00	17.74
Exercised	(309,160)	8.125 - 14.875	9.72
Canceled	(141,800)	8.125 - 21.375	13.81
Canceled at Merger date	(3,015,118)	3.68 - 22.75	13.49
Granted post merger	406,230	22.00	22.00

Balance, January 31, 2000	406,230	$22.00	$22.00

    At January 31, 2000, no options were exercisable.

    Had we used the fair value-based method of accounting for our incentive and stock option plans beginning on February 1, 1995, and charged compensation cost against income, over the vesting period based on the fair value of options at the date of grant, net income would have been reduced to the following pro forma amounts:

	For the Years Ended January 31,

	1998	1999	2000

	(dollars in thousands)
Net income (loss) available to common
As reported	$26,021	$26,457	$(17,561)
Pro forma	24,541	24,300	(11,352)
Net income (loss) available to common per share
As reported - basic	$1.61	$1.63	$(1.27)
As reported - diluted	1.54	1.55	(1.27)
Pro forma - basic	1.52	1.50	(0.82)
Pro forma - diluted	1.45	1.43	(0.82)

    The pro forma information above includes only stock options granted since fiscal year 1996.

    The weighted average grant date fair value of options granted during fiscal years 1998, 1999 and 2000 was $6.68, $10.32 and $5.67, respectively. The weighted average grant date fair value of options was calculated by using the fair value of each option grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

	For the Year Ended January 31,

	1998	1999	2000

Risk free interest rate	6.50%	5.50%	5.20%
Expected life	5 years	5 years	5 years
Expected volatility	43.52%	51.18%	49.59%
Expected dividend yield	0.38%	0.41%	0.46%

ELEVEN—Segment and Related Information

    Our business units have been aggregated into two reportable segments comprising Specialty Communication Services and Document Services.

    Specialty Communication Services  This segment consists of four business units—Financial Document Services, Investment Company Services, Managed Communications Programs and Merrill Print Group—that print documents and deliver services used in the financial marketplace, including mutual fund and insurance companies and banks, and national organizations. The principal markets for this segment include major metropolitan centers in the world including North America, Europe, Latin America and the Far East. Customers include major investment bankers, corporate officers, mutual fund companies, national and regional real estate networks and other business services.

    Document Services  Document Management Services is the sole business unit reported in this segment. They deliver document management solutions to legal and corporate clients through client-based service centers. These Merrill-managed facilities provide clients with a broad range of value-

added document services, including litigation copying and support, document imaging, electronic document storage and retrieval, binding and post-production shipping. The principal markets for this segment are major metropolitan areas in North America. Customers include law firms, corporate legal departments, investment banks and other professional service firms.

    The accounting policies of the reportable segments are the same as those described in Note One of Notes to Consolidated Financial Statements. We evaluate the performance of its operating segments based on revenue and operating earnings of the respective business units. Intersegment sales and transfers are not significant.

    Summarized financial information concerning our reportable segments is shown in the following table. The "Interest & Other" column includes corporate-related items and, as it relates to income (loss) before provision for income taxes, income and expense not allocated to reportable segments.

As of and for the year ended:	Specialty Communication Services	Document Services	Interest & Other	Total

	(dollars in thousands)
1998
Revenue	$405,742	$53,774	$—	$459,516
Income (loss) before provision for income taxes	57,276	(7,324)	(3,486)	46,466
Total assets	$205,200	$16,530	$24,749	$246,479

1999
Revenue	$446,579	$62,964	$—	$509,543
Income (loss) before provision for income taxes	52,995	(1,789)	(3,535)	47,671
Total assets	$186,825	$25,966	$53,154	$265,945

2000
Revenue	$510,482	$77,255	$—	$587,737
Income (loss) before provision for income taxes	3,174	2,131	(14,106)	(8,801)
Total assets	$253,587	$37,796	$63,477	$354,860

TWELVE—Guarantor Subsidiaries

    In connection with the November 1999 issuance of $140.0 million of 12% senior subordinated notes, our wholly-owned domestic subsidiaries (Guarantors) unconditionally guaranteed the notes.

    The guarantees are general unsecured obligations of the Guarantors, are subordinated in right of payment to all existing and future senior indebtedness of the Guarantors (including indebtedness of the credit facility) and will rank senior in right of payment to any future subordinated indebtedness of the Guarantors. The following consolidating financial information includes the accounts of the Guarantors and the combined accounts of the Non-Guarantors. Separate financial statements of each of the Guarantors are not presented because we believe that such information is not material in assessing the Guarantors.

Consolidating Balance Sheet
January 31, 1999
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Assets
Current assets
Cash and cash equivalents	$19,582	$3,895	$—	$23,477
Accounts receivable	100,322	2,043	—	102,365
Work-in-process inventories	12,166	473	—	12,639
Other inventories	7,559	—	—	7,559
Other current assets	12,253	—	—	12,253

Total current assets	151,882	6,411	—	158,293
Property, plant and equipment, net	44,921	14	—	44,935
Goodwill, net	49,744	—		49,744
Other assets	19,219	713	(6,959)	12,973

Total assets	$265,766	$7,138	$(6,959)	$265,945

Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$2,210	$—	$—	$2,210
Current maturities of capital lease obligations	236	—	—	236
Accounts payable	29,622	18	—	29,640
Accrued expenses	44,481	161	—	44,642

Total current liabilities	76,549	179	—	76,728
Long-term debt, net of current maturities	38,110	—	—	38,110
Capital lease obligations, net of current maturities	1,375	—	—	1,375
Other liabilities	8,581	5,636	(5,636)	8,581

Total liabilities	124,615	5,815	(5,636)	124,794
Shareholders' equity	141,151	1,323	(1,323)	141,151

Total liabilities and shareholders' equity	$265,766	$7,138	$(6,959)	$265,945

Consolidating Balance Sheet
January 31, 2000
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Assets
Current assets
Cash and cash equivalents	$7,101	$7,357	$—	$14,458
Accounts receivable	123,928	5,258	—	129,186
Work-in-process inventories	18,321	789	—	19,110
Other inventories	8,240	—	—	8,240
Other current assets	21,332	1,042	—	22,374

Total current assets	178,922	14,446	—	193,368
Property, plant and equipment, net	55,553	3,938	—	59,491
Goodwill, net	75,945	—	—	75,945
Other assets	42,570	1,089	(17,603)	26,056

Total assets	$352,990	$19,473	$(17,603)	$354,860

Liabilities and Shareholders' (Deficit) Equity
Current liabilities
Current maturities of long-term debt	$2,300	$—	$—	$2,300
Current maturities of capital lease obligations	201	—	—	201
Accounts payable	35,362	446	—	35,808
Accrued expenses	42,507	811	—	43,318

Total current liabilities	80,370	1,257	—	81,627
Long-term debt, net of current maturities	352,615	—	—	352,615
Capital lease obligations, net of current maturities	1,194	2	—	1,196
Other liabilities	12,629	14,507	(14,002)	13,134

Total liabilities	446,808	15,766	(14,002)	448,572
Minority interest	—	—	106	106
Preferred Stock	35,697	—	—	35,697
Shareholders' (deficit) equity	(129,515)	3,707	(3,707)	(129,515)

Total liabilities and shareholders' (deficit) equity	$352,990	$19,473	$(17,603)	$354,860

Consolidating Statement of Operations
For the Year Ended January 31, 1998
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Revenue	$456,728	$4,779	$(1,991)	$459,516
Cost of revenue	294,024	3,357	(1,991)	295,390

Gross profit	162,704	1,422	—	164,126
Selling, general and administrative expenses	113,867	307	—	114,174

Operating income	48,837	1,115	—	49,952
Interest expense	(4,321)	—		(4,321)
Other income (expense), net	1,437	25	(627)	835

Income (loss) before provision for income taxes	45,953	1,140	(627)	46,466
Provision for income taxes	19,932	513	—	20,445

Net income (loss) available to common	$26,021	$627	$(627)	$26,021

Consolidating Statement of Operations
For the Year Ended January 31, 1999
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Revenue	$506,401	$6,469	$(3,327)	$509,543
Cost of revenue	329,607	4,352	(3,327)	330,632

Gross profit	176,794	2,117		178,911
Selling, general and administrative expenses	127,702	3		127,705

Operating income	49,092	2,114		51,206
Interest expense	(3,961)	(60)	60	(3,961)
Other income (expense), net	1,458	351	(1,383)	426

Income (loss) before provision for income taxes	46,589	2,405	(1,323)	47,671
Provision for income taxes	20,132	1,082		21,214

Net income (loss) available to common	$26,457	$1,323	$(1,323)	$26,457

Consolidating Statement of Operations
For the Year Ended January 31, 2000
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Revenue	$581,688	$8,581	$(2,532)	$587,737
Cost of revenue	387,704	7,198	(1,450)	393,452

Gross profit	193,984	1,383	(1,082)	194,285
Selling, general and administrative expenses	145,656	1,778	(1,082)	146,352
Merger costs	42,392	236	—	42,628

Operating income (loss)	5,936	(631)	—	5,305
Interest expense	(13,235)	(33)	33	(13,235)
Other (expense) income, net	(2,521)	220	1,430	(871)

(Loss) income before provision for income taxes	(9,820)	(444)	1,463	(8,801)
Provision for income taxes	6,366	1,125	—	7,491

(Loss) income before minority interest	(16,186)	(1,569)	1,463	(16,292)
Minority interest	—	—	106	106

Net (loss) income from continuing operations	(16,186)	(1,569)	1,357	(16,398)
Accreted preferred stock dividend	1,163	—	—	1,163

Net (loss) income available to common	$(17,349)	$(1,569)	$1,357	$(17,561)

Consolidating Statement of Cash Flows
For the Year Ended January 31, 1998
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Operating activities:
Net income available to common	$26,021	$627	$(627)	$26,021
Adjustments to reconcile net income available to common to net cash provided by (used in) operating activities
Depreciation and amortization	11,112	35	—	11,147
Amortization of intangible assets	6,500	—	—	6,500
Provision for losses on trade receivables	2,064	—	—	2,064
Provision for unbillable inventories	(1,063)	—	—	(1,063)
Deferred income taxes	(2,592)	—	—	(2,592)
Changes in deferred compensation	1,285	—	—	1,285
Earnings of subsidiaries	(627)	—	627	—
Changes in operating assets and liabilities, net of effects from business acquisitions
Trade receivables	(33,920)	(2,786)	—	(36,706)
Work-in-process inventories	12,035	47	—	12,082
Other inventories	(1,667)	—	—	(1,667)
Other current assets	(3,505)	(507)	—	(4,012)
Accounts payable	7,350	(14)	—	7,336
Accrued expenses	11,582	(45)	—	11,537
Income taxes	(1,059)	—	—	(1,059)

Net cash provided by (used in) operating activities:	33,516	(2,643)	—	30,873

Investing activities:
Purchase of property, plant and equipment	(17,069)	—	—	(17,069)
Business acquisitions, net of cash acquired	(13,179)	—	—	(13,179)
Other investing activities, net	(2,718)	141	2,714	137

Net cash (used in) provided by investing activities:	(32,966)	141	2,714	(30,111)

Financing activities:
Borrowing on notes payable to banks	104,275	—	—	104,275
Repayments on notes payable to banks	(110,225)	—	—	(110,225)
Proceeds from intercompany borrowings	—	2,714	(2,714)	—
Principal payments on long-term debt and capital lease obligations	(936)	—	—	(936)
Repurchase of common stock	(3,065)	—	—	(3,065)
Dividends paid	(1,133)	—	—	(1,133)
Exercise of stock options	5,417	—	—	5,417
Tax benefit realized upon exercise of stock options	2,192	—	—	2,192
Other equity transactions, net	83	—	—	83

Net cash (used in) provided by financing activities:	(3,392)	2,714	(2,714)	(3,392)

(Decrease) increase in cash and cash equivalents	(2,842)	212	—	(2,630)
Cash and cash equivalents, beginning of year	4,803	358	—	5,161

Cash and cash equivalents, end of year	$1,961	570	—	$2,531

Consolidating Statement of Cash Flows
For the Year Ended January 31, 1999
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss) available to common	$26,457	$1,323	$(1,323)	$26,457
Adjustments to reconcile net income (loss) available to common to net cash provided by operating activities
Depreciation and amortization	13,066	—	—	13,066
Amortization of intangible assets	5,617	—	—	5,617
Writedown of goodwill	1,180	—	—	1,180
Provision for losses on trade receivables	3,273	—	—	3,273
Provision for unbillable inventories	67			67
Deferred income taxes	(3,518)	—	—	(3,518)
Changes in deferred compensation	1,807	—	—	1,807
Earnings of subsidiaries	(1,323)	—	1,323	—
Changes in operating assets and liabilities, net of effects from business acquisitions
Trade receivables	10,594	1,202	—	11,796
Work-in-process inventories	1,338	(473)	—	865
Other inventories	(333)	—	—	(333)
Other current assets	(250)	507	—	257
Accounts payable	(347)	(1)	—	(348)
Accrued expenses	(3,387)	120	—	(3,267)
Income taxes	(1,109)	—	—	(1,109)

Net cash provided by operating activities:	53,132	2,678	—	55,810

Investing activities:
Purchase of property, plant and equipment	(16,477)	(2)	—	(16,479)
Business acquisitions, net of cash acquired	(4,039)	—	—	(4,039)
Other investing activities, net	(3,200)	(487)	1,136	(2,551)

Net cash (used in) provided by investing activities:	(23,716)	(489)	1,136	(23,069)

Financing activities:
Borrowing on notes payable to banks	86,600	—	—	86,600
Repayments on notes payable to banks	(86,600)	—	—	(86,600)
Proceeds from intercompany borrowings	—	1,136	(1,136)	—
Principal payments on long-term debt and capital lease obligations	(814)	—	—	(814)
Repurchase of common stock	(12,813)	—	—	(12,813)
Dividends paid	(1,297)	—	—	(1,297)
Exercise of stock options	2,149	—	—	2,149
Tax benefit realized upon exercise of stock options	884	—	—	884
Other equity transactions, net	96	—	—	96

Net cash (used in) provided by financing activities:	(11,795)	1,136	(1,136)	(11,795)

Increase in cash and cash equivalents	17,621	3,325	—	20,946
Cash and cash equivalents, beginning of year	1,961	570	—	2,531

Cash and cash equivalents, end of year	$19,582	$3,895	$—	$23,477

Consolidating Statement of Cash Flows
For the Year Ended January 31, 2000
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Operating activities:
Net (loss) income available to common	$(17,561)	1,569	(1,569)	$(17,561)
Adjustments to reconcile net (loss) income available to common to net cash used in operating activities
Depreciation and amortization	16,053	265	—	16,318
Amortization of intangible assets	6,943	—	—	6,943
Writedown of goodwill	125	—	—	125
Writedown of investment	594	—	—	594
Provision for losses on trade receivables	(80)	—	—	(80)
Provision for unbillable inventories	(660)	—	—	(660)
Deferred income taxes	(559)	—	—	(559)
Changes in deferred compensation	(4,476)	—	—	(4,476)
Minority interest in earnings of subsidiary	—	—	106	106
Accreted preferred stock dividend	1,163	—	—	1,163
Interest in earnings of subsidiaries	(1,463)	—	1,463	—
Changes in operating assets and liabilities, net of effects from business acquisitions
Trade receivables	(7,012)	(3,215)	—	(10,227)
Work-in-process inventories	(1,238)	(316)	—	(1,554)
Other inventories	819	—	—	819
Other current assets	(43)	(1,042)	—	(1,085)
Accounts payable	(2,378)	428	—	(1,950)
Accrued expenses	(3,889)	650	—	(3,239)
Income taxes	(4,700)	—	—	(4,700)

Net cash used in operating activities:	(18,362)	(1,661)	—	(20,023)

Investing activities:
Purchase of property, plant and equipment	(10,667)	(4,187)	—	(14,854)
Business acquisitions, net of cash acquired	(55,245)	—	—	(55,245)
Other investing activities, net	(10,970)	129	9,181	(1,660)

Net cash (used in) provided by investing activities:	(76,882)	(4,058)	9,181	(71,759)

Financing activities:
Borrowing on notes payable to banks	157,575	—	—	157,575
Repayments on notes payable to banks	(159,707)	—	—	(159,707)
Proceeds from issuance of long-term debt	356,237	—	—	356,237
Proceeds from intercompany borrowings	—	9,181	(9,181)	—
Debt issuance costs	(10,160)	—	—	(10,160)
Principal payments on long-term debt and capital lease obligations	(40,926)	—	—	(40,926)
Issuance of Class B common stock	70,683	—	—	70,683
Issuance of preferred stock	40,000	—	—	40,000
Repurchase of common stock	(333,495)	—	—	(333,495)
Dividends paid	(963)	—	—	(963)
Exercise of stock options	3,003	—	—	3,003
Tax benefit realized upon exercise of stock options	521	—	—	521
Other equity transactions, net	(5)	—	—	(5)

Net cash provided by (used in) financing activities:	82,763	9,181	(9,181)	82,763

(Decrease) increase in cash and cash equivalents	(12,481)	3,462	—	(9,019)
Cash and cash equivalents, beginning of year	19,582	3,895	—	23,477

Cash and cash equivalents, end of year	7,101	7,357	—	$14,458

THIRTEEN—Quarterly Data (unaudited)

    The following is a summary of unaudited quarterly data for the years ended January 31, 1999 and 2000:

(dollars in thousands)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total

1999	Revenue	$123,514	$148,458	$119,759	$117,812	$509,543
	Gross profit	48,358	53,974	39,100	37,479	178,911
	Net income available to common	8,012	8,706	6,488	3,251	26,457
	Net income available to common per share - basic	0.49	0.53	0.40	0.20	1.63
	Net income available to common per share - diluted	0.47	0.50	0.38	0.20	1.55
	Dividends declared per share	0.02	0.02	0.02	0.02	0.08

2000	Revenue	$131,836	$166,237	$144,328	$145,336	$587,737
	Gross profit	47,272	56,839	48,394	41,780	194,285
	Net income (loss) available to common	4,521	8,221	5,568	(35,871)	(17,561)
	Net income (loss) available to common per share - basic	0.28	0.51	0.35	(4.99)	(1.27)
	Net income (loss) available to common per share - diluted	0.27	0.50	0.33	(4.99)	(1.27)
	Dividends declared per share	0.02	0.02	0.02	—	0.06

    For fiscal years 1999 and 2000, the summation of quarterly net income (loss) available to common per share amounts do not necessarily equate to the calculation for the year as quarterly calculations are performed on a discrete basis.

Merrill Corporation

Consolidated Balance Sheet

(dollars in thousands, except share data)

January 31,		April 30,

	2000	2000

Assets		(Unaudited )
Current assets
Cash and cash equivalents	$14,458	$ 7,543
Trade receivables, less allowance for doubtful accounts of $5,905 and $5,987, respectively	129,186	167,077
Work-in-process inventories	19,110	28,762
Other inventories	8,240	9,587
Other current assets	22,374	22,063

Total current assets	193,368	235,032
Property, plant and equipment, net	59,491	58,027
Goodwill, net	75,945	76,858
Other assets	26,056	26,402

Total assets	$354,860	$ 396,319

Liabilities and Shareholders' Deficit
Current liabilities
Notes payable, banks	$—	$ 36,100
Current maturities of long-term debt	2,300	2,300
Current maturities of capital lease obligations	201	312
Accounts payable	35,808	41,075
Accrued expenses	43,318	43,092

Total current liabilities	81,627	122,879
Long-term debt, net of current maturities	352,615	347,862
Capital lease obligations, net of current maturities	1,196	1,271
Other liabilities	13,134	12,167

Total liabilities	448,572	484,179
Minority interest	106	156
Preferred stock $.01 par value: 500,000 shares authorized; issued and outstanding. Liquidation value of $41.1 million and $42.7 million, respectively.	35,697	37,261
Shareholders' deficit
Common stock, $.01 par value: 25,000,000 shares authorized; no shares issued and outstanding	—	—
Class B common stock, $.01 par value: 10,000,000 shares authorized; 4,191,943 and 4,935,385 shares, respectively, issued and outstanding	42	49
Additional paid-in capital, net of notes receivable balances of $1.5 million and $8.8 million, respectively	99,158	106,436
Accumulated deficit	(228,715)	(231,762)

Total shareholders' deficit	(129,515)	(125,277)

Total liabilities and shareholders' deficit	$354,860	$ 396,319

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Merrill Corporation

Consolidated Statement of Operations

(dollars in thousands except share and per share data)

(unaudited)

Three Months Ended April 30,

	1999	2000

Revenue	$131,836	$169,412
Cost of revenue	84,564	114,782

Gross profit	47,272	54,630
Selling, general and administrative expenses	37,728	46,254
Merger costs	—	194

Operating income	9,544	8,182
Interest expense	(1,103)	(9,939)
Other (expense) income, net	(206)	1,164

Income (loss) before provision for income taxes	8,235	(593)
Provision for income taxes	3,714	840

Net income (loss) before minority interest	4,521	(1,433)

Minority interest	—	50

Net income (loss) from continuing operations	4,521	(1,483)

Accreted preferred stock dividend	—	1,564

Net income (loss) available to common shareholders	$4,521	$(3,047)

Net income (loss) available to common shareholders per share:
Basic	$0.28	$(0.64)
Diluted	$0.27	$(0.64)

Dividends per common share	$0.02	$—

Weighted average number of shares outstanding:
Basic	15,881,177	4,773,484
Diluted	16,470,066	4,773,484

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Merrill Corporation

Consolidated Statement of Cash Flows

(dollars in thousands)

(unaudited)

Three Months Ended April 30,

	1999	2000

Operating activities:
Net income (loss) available for common shareholders	$4,521	$(3,047)
Adjustments to reconcile net income (loss) available for common shareholders to net cash used in operating activities:
Depreciation and amortization	3,745	4,434
Amortization of intangible assets	1,170	1,804
Amortization of ascribed warrant value	—	55
Provision for losses on trade receivables	1,997	1,215
Change in deferred compensation	691	318
Minority interest in earnings of subsidiary	—	50
Accreted preferred stock dividend	—	1,564
Other	—	(3)
Changes in operating assets and liabilities, net of effects from business acquisitions
Trade receivables	(25,289)	(38,261)
Work-in-process inventories	(7,957)	(9,650)
Other inventories	(487)	(1,064)
Other current assets	164	(502)
Accounts payable	2,010	5,156
Accrued expenses	(13,621)	(241)
Accrued and deferred income taxes	2,693	820

Net cash used in operating activities	(30,363)	(37,352)

Investing activities:
Purchase of property, plant and equipment	(2,836)	(2,264)
Business acquisitions, net of cash acquired	(50,371)	(3,890)
Other investing activities, net	(1,089)	(2,094)

Net cash used in investing activities	(54,296)	(8,248)

Financing activities:
Borrowings on notes payable to banks	69,900	42,100
Repayments on notes payable to banks	(3,400)	(6,000)
Principal payments on long-term debt and capital lease obligations	(2,060)	(4,761)
Issuance of Class B common stock	—	7,692
Dividends paid	(318)	—
Exercise of stock options	733	—
Tax benefit realized upon exercise of stock options	430	—
Other equity transactions, net	—	(346)

Net cash provided by financing activities	65,285	38,685

Decrease in cash and cash equivalents	(19,374)	(6,915)
Cash and cash equivalents, beginning of year	23,477	14,458

Cash and cash equivalents, end of year	$4,103	$7,543

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Merrill Corporation

Notes to Consolidated Financial Statements

(unaudited)

1.  ACCOUNTING POLICIES

    Our consolidated financial statements as of April 30, 2000, and for the three month periods ended April 30, 1999 and 2000, have been prepared by us, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the results for the indicated periods. Certain information and accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. The year end consolidated balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our S-1/A registration statement dated May 17, 2000.

2.  MERGER

    On November 23, 1999, we merged with Viking Merger Sub. Inc. (Viking), an affiliate of DLJ Merchant Banking Partners II L.P. and certain of its affiliates and we continued as the surviving company. The transaction was accounted for as a recapitalization and did not have any impact on our historical basis of assets and liabilities. The transaction was principally financed by DLJ Merchant Banking Partners II L.P. and certain of its affiliates. We entered into a new $270.0 million senior secured credit facility and issued $140.0 million of 12.0% senior subordinated notes with warrants to purchase 172,182 shares of Class B common stock.

3.  NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS PER SHARE

    The denominator used to calculate diluted earnings per share includes the dilutive impact of stock options and warrants, which increase the actual weighted average number of shares outstanding by 588,889 for the three month period ended April 30, 1999.

4.  BUSINESS ACQUISITIONS

    On April 14, 1999, we purchased substantially all operating assets and assumed certain liabilities of Daniels Printing, Limited Partnership for approximately $44.0 million in cash, assumption and payment of existing lines of credit obligations totaling approximately $5.6 million and the assumption of certain ordinary course liabilities of $7.7 million. The acquisition has been accounted for as a purchase. The excess of the purchase price over the estimated fair value of the net identifiable assets acquired approximated $23.3 million and is being amortized using the straight-line method over 20 years.

    Pro forma (unaudited) results for the three month period ended April 30, 1999, as if the acquisition had been effective at February 1, 1999 are as follows:

(dollars in thousands)
Revenue	$147,561
Net income available to common shareholders	$5,643
Net income available to common shareholders per share - diluted	$0.34

    On June 14, 1999, we purchased substantially all operating assets and assumed certain liabilities of Alternatives Communications Group, Inc. On March 31, 2000 and April 12, 2000 we acquired certain assets and assumed certain ordinary course liabilities of Ames Safety Envelope Company and NTEXT Corporation, respectively. These acquisitions have been accounted for under the purchase method of accounting and are not significant to our financial position or operating results.

    These acquisitions were financed with excess operating cash and amounts available under our revolving credit facility. Results of the acquired companies' operations have been included in the Consolidated Statement of Operations from their respective date of acquisitions.

5.  SEGMENT AND RELATED INFORMATION

    Our business units have been aggregated into two reportable segments comprising of Specialty Communication Services and Document Services.

    Specialty Communication Services  This segment consists of four business units—Financial Document Services, Investment Company Services, Managed Communications Programs and Merrill Print Group. This segment provides our financial, investment company and corporate clients with information technology-based solutions for the production and distribution of transactional financial documents, marketing materials, compliance documents and branded promotional materials. The principal markets for this segment include major metropolitan centers in the world including North America, Europe, Latin America and the Far East.

    Document Services  Document Management Services is the sole business unit reported in this segment. They provide law firms, corporate legal departments, investment banks, and other professional services firms with information management products and services designed to enhance productivity and reduce costs. This business segment provides a total outsourcing solution to our clients' information management needs, including providing all of the staff, technology and equipment necessary to manage the varying levels of demand associated with this function. These Merrill-managed facilities provide clients with a broad range of value-added document services, including litigation copying and support, document imaging, electronic document storage and retrieval, binding and post-production shipping. The principal markets for this segment are major metropolitan areas in North America.

    The accounting policies of the reportable segments are the same as those described in Note One of Notes to Consolidated Financial Statements as of and for the year ended January 31, 2000. We evaluate the performance of our operating segments based on revenue and operating earnings of the respective business units. Intersegment sales and transfers are not significant.

    Summarized financial information concerning our reportable segments is shown in the following table. The "Interest & Other" column includes corporate-related items and, as it relates to income before provision for income taxes, income and expense not allocated to reportable segments.

	Specialty Communication Services	Document Services	Interest & Other	Total

	(dollars in thousands)
Three month period ending April 30, 1999
Revenue	$115,650	$16,186	$—	$131,836
Income (loss) before provision for income taxes	9,418	126	(1,309)	8,235

Three month period ending April 30, 2000
Revenue	$147,567	$21,845	$—	$169,412
Income (loss) before provision for income taxes	7,167	1,015	(8,775)	(593)

As of January 31, 2000
Total assets	$253,587	$37,796	$63,477	$354,860

As of April 30, 2000
Total assets	$299,602	$40,238	$56,479	$396,319

6.  SUPPLEMENTAL CASH FLOW DISCLOSURE

    During the three month period ended April 30, 2000, 750,217 shares of our Class B common stock were issued for $7.7 million in cash and $8.8 million of 8% note receivables under our Direct Investment Plan. During the three month period ended April 30, 1999, options to purchase 180,040 shares of common stock were exercised through the issuance of non-interest bearing note agreements primarily to officers of the Company. Amounts advanced under the note agreements totaled approximately $1.5 million as of April 30, 1999.

    Subsequent to April 30, 2000, 439,105 shares of our Class B common stock were issued under our Direct Investment Plan for $3.5 million in cash and $5.8 million of 8% note receivables.

7.  GUARANTOR SUBSIDIARIES

    In connection with the November 1999 issuance of $140.0 million of 12% senior subordinated notes (see Note 2), our wholly-owned domestic subsidiaries (Guarantors) unconditionally guaranteed the notes.

    The guarantees are general unsecured obligations of the Guarantors, are subordinated in right of payment to all existing and future senior indebtedness of the Guarantors (including indebtedness of the credit facility) and will rank senior in right of payment to any future subordinated indebtedness of the Guarantors. The following consolidating financial information includes the accounts of the Guarantors and the combined accounts of the Non-Guarantors. Separate financial statements of each of the Guarantors are not presented because we believe that such information is not significant in assessing the Guarantors.

Consolidating Balance Sheet
January 31, 2000
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Assets
Current assets
Cash and cash equivalents	$7,101	$7,357	$—	$14,458
Accounts receivable	123,928	5,258	—	129,186
Work-in-process inventories	18,321	789	—	19,110
Other inventories	8,240	—	—	8,240
Other current assets	21,332	1,042	—	22,374

Total current assets	178,922	14,446	—	193,368
Property, plant and equipment, net	55,553	3,938	—	59,491
Goodwill, net	75,945	—	—	75,945
Other assets	42,570	1,089	(17,603)	26,056

Total assets	$352,990	$19,473	$(17,603)	$354,860

Liabilities and Shareholders' (Deficit) Equity
Current liabilities
Current maturities of long-term debt	$2,300	$—	$—	$2,300
Current maturities of capital lease obligations	201	—	—	201
Accounts payable	35,362	446	—	35,808
Accrued expenses	42,507	811	—	43,318

Total current liabilities	80,370	1,257	—	81,627
Long-term debt, net of current maturities	352,615	—	—	352,615
Capital lease obligations, net of current maturities	1,194	2	—	1,196
Other liabilities	12,629	14,507	(14,002)	13,134

Total liabilities	446,808	15,766	(14,002)	448,572
Minority interest	—	—	106	106
Preferred stock	35,697	—	—	35,697
Shareholders' (deficit) equity	(129,515)	3,707	(3,707)	(129,515)

Total liabilities and shareholders' (deficit) equity	$352,990	$19,473	$(17,603)	$354,860

Consolidating Balance Sheet
April 30, 2000
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Assets
Current assets
Cash and cash equivalents	$—	$7,543	$—	$7,543
Accounts receivable	157,853	9,224	—	167,077
Work-in-process inventories	25,586	3,176	—	28,762
Other inventories	9,587	—	—	9,587
Other current assets	20,897	1,166	—	22,063

Total current assets	213,923	21,109	—	235,032
Property, plant and equipment, net	53,529	4,498	—	58,027
Goodwill, net	76,858	—	—	76,858
Other assets	49,629	60	(23,287)	26,402

Total assets	$393,939	$25,667	$(23,287)	$396,319

Liabilities and Shareholders' (Deficit) Equity
Current liabilities
Notes payable, banks	$36,100	$—	$—	$36,100
Current maturities of long-term debt	2,300	—	—	2,300
Current maturities of capital lease obligations	312	—	—	312
Accounts payable	40,399	676	—	41,075
Accrued expenses	42,373	719	—	43,092

Total current liabilities	121,484	1,395	—	122,879
Long-term debt, net of current maturities	347,862	—	—	347,862
Capital lease obligations, net of current maturities	1,269	2	—	1,271
Other liabilities	11,340	16,501	(15,674)	12,167

Total liabilities	481,955	17,898	(15,674)	484,179
Minority interest	—	—	156	156
Preferred stock	37,261	—	—	37,261
Shareholders' (deficit) equity	(125,277)	7,769	(7,769)	(125,277)

Total liabilities and shareholders' (deficit) equity	$393,939	$25,667	$(23,287)	$396,319

Consolidating Statement of Operations
For the Three Month Period Ended April 30, 1999
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Revenue	$130,824	$1,314	$(302)	$131,836
Cost of revenue	84,171	695	302	84,564

Gross profit	46,653	619	—	47,272
Selling, general and administrative expenses	37,647	81	—	37,728

Operating income	9,006	538	—	9,544
Interest expense	(1,103)	—	—	(1,103)
Other income (expense), net	80	(47)	(239)	(206)

Income (loss) before provision for income taxes	7,983	491	(239)	8,235
Provision for income taxes	3,462	252	—	3,714

Net income (loss) available to common shareholders	$4,521	$239	$(239)	$4,521

Consolidating Statement of Operations
For the Three Month Period Ended April 30, 2000
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Revenue	$158,677	$11,372	$(637)	$169,412
Cost of revenue	106,211	8,915	(344)	114,782

Gross profit	52,466	2,457	(293)	54,630
Selling, general and administrative expenses	43,176	3,371	(293)	46,254
Merger costs	194	—	—	194

Operating income (loss)	9,096	(914)	—	8,182
Interest expense	(9,939)	—	—	(9,939)
Other income, net	179	62	923	1,164

(Loss) income before provision for income taxes	(664)	(852)	923	(593)
Provision for income taxes	819	21	—	840

(Loss) income before minority interest	(1,483)	(873)	923	(1,433)
Minority interest	—	—	50	50

Net (loss) income from continuing operations	(1,483)	(873)	873	(1,483)
Accreted preferred stock dividend	1,564	—	—	1,564

Net (loss) income available to common shareholders	$(3,047)	$(873)	$873	$(3,047)

Consolidating Statement of Cash Flows
For the Three Month Period Ended April 30, 1999
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss) available to common shareholders	$4,521	$239	$(239)	$4,521
Adjustments to reconcile net income (loss) available to common shareholders to net cash used in operating activities
Depreciation and amortization	3,745	—	—	3,745
Amortization of intangible assets	1,170	—	—	1,170
Provision for losses on trade receivables	1,997	—	—	1,997
Changes in deferred compensation	691	—	—	691
Interest in earnings of subsidiaries	(239)	—	239	—
Changes in operating assets and liabilities, net of effects from business acquisitions
Trade receivables	(25,627)	338	—	(25,289)
Work-in-process inventories	(7,534)	(423)	—	(7,957)
Other inventories	(487)	—	—	(487)
Other current assets	164	—	—	164
Accounts payable	2,909	(899)	—	2,010
Accrued expenses	(13,568)	(53)	—	(13,621)
Accrued and deferred income taxes	2,693	—	—	2,693

Net cash used in operating activities:	(29,565)	(798)	—	(30,363)

Investing activities:
Purchase of property, plant and equipment	(2,836)	—	—	(2,836)
Business acquisitions, net of cash acquired	(50,371)	—	—	(50,371)
Other investing activities, net	(2,095)	653	353	(1,089)

Net cash (used in) provided by investing activities:	(55,302)	653	353	(54,296)

Financing activities:
Borrowing on notes payable to banks	69,900	—	—	69,900
Repayments on notes payable to banks	(3,400)	—	—	(3,400)
Proceeds from intercompany borrowings	—	353	(353)	—
Principal payments on long-term debt and capital lease obligations	(2,060)	—	—	(2,060)
Dividends paid	(318)	—	—	(318)
Exercise of stock options	733	—	—	733
Tax benefit realized upon exercise of stock options	430	—	—	430

Net cash provided by (used in) financing activities:	65,285	353	(353)	65,285

(Decrease) increase in cash and cash equivalents	(19,582)	208	—	(19,374)
Cash and cash equivalents, beginning of year	19,582	3,895	—	23,477

Cash and cash equivalents, end of year	$—	4,103	—	$4,103

Consolidating Statement of Cash Flows
For the Three Month Period Ended April 30, 2000
(dollars in thousands)

	Issuer/ Guarantors	Non-Guarantors	Eliminations	Consolidated

Operating activities:
Net (loss) income available to common shareholders	$(3,047)	$(873)	873	$(3,047)
Adjustments to reconcile net (loss) income available to common shareholders to net cash used in operating activities
Depreciation and amortization	4,203	231	—	4,434
Amortization of intangible assets	1,804	—	—	1,804
Amortization of ascribed to warrant value	55	—	—	55
Provision for losses on trade receivables	1,215	—	—	1,215
Changes in deferred compensation	318	—	—	318
Minority interest in earnings of subsidiary	—	—	50	50
Accreted preferred stock dividend	1,564	—	—	1,564
Other	(3)	—	—	(3)
Interest in loss of subsidiaries	923	—	(923)	—
Changes in operating assets and liabilities, net of effects from business acquisitions
Trade receivables	(34,295)	(3,966)	—	(38,261)
Work-in-process inventories	(7,263)	(2,387)	—	(9,650)
Other inventories	(1,064)	—	—	(1,064)
Other current assets	(378)	(124)	—	(502)
Accounts payable	4,926	230	—	5,156
Accrued expenses	(149)	(92)	—	(241)
Accrued and deferred income taxes	820	—	—	820

Net cash used in operating activities:	(30,371)	(6,981)	—	(37,352)

Investing activities:
Purchase of property, plant and equipment	(1,473)	(791)	—	(2,264)
Business acquisitions, net of cash acquired	(3,890)	—	—	(3,890)
Other investing activities, net	(10,052)	1,351	6,607	(2,094)

Net cash (used in) provided by investing activities:	(15,415)	560	6,607	(8,248)

Financing activities:
Borrowing on notes payable to banks	42,100	—	—	42,100
Repayments on notes payable to banks	(6,000)	—	—	(6,000)
Proceeds from intercompany borrowings	—	6,607	(6,607)	—
Principal payments on long-term debt and capital lease obligations	(4,761)	—	—	(4,761)
Issuance of Class B common stock	7,692	—	—	7,692
Other equity transactions, net	(346)	—	—	(346)

Net cash provided by (used in) financing activities:	38,685	6,607	(6,607)	38,685

(Decrease) increase in cash and cash equivalents	(7,101)	186	—	(6,915)
Cash and cash equivalents, beginning of year	7,101	7,357	—	14,458

Cash and cash equivalents, end of year	$—	7,543	—	$7,543

Report of Independent Accountants on
Financial Statement Schedule

To the Shareholders and Board of Directors
of Merrill Corporation

    Our audits of the consolidated financial statements referred to in our report dated April 27, 2000 appearing in Form S-1 of Merrill Corporation also included an audit of the financial statement schedule II—Valuation and Qualifying Accounts for the years ended January 31, 1998, 1999 and 2000 of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
April 27, 2000
St. Paul, Minnesota

SCHEDULE II

MERRILL CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

for the years ended January 31, 1998, 1999 and 2000 and
for the three months ended April 30, 1999 and 2000

(dollars in thousands)

Column A	Column B	Column C			Column D		Column E
		Additions
Description	Balance at Beginning of Period	Charged to Income	Charged to Other Accounts		Deductions from Reserves		Balance at End of Period
Year Ended January 31, 1998
Valuation account deducted from assets to which it applies—
Allowance for doubtful accounts	$6,027	$2,064	$55	(A)	$1,154	(B)	$6,992

Allowance for unbillable inventories	$3,240				$1,063	(C)	$2,177

Year Ended January 31, 1999
Valuation account deducted from assets to which it applies—
Allowance for doubtful accounts	$6,992	$3,273			$2,139	(B)	$8,126

Allowance for unbillable inventories	$2,177	$67					$2,244

Year Ended January 31, 2000
Valuation account deducted from assets to which it applies—
Allowance for doubtful accounts	$8,126	$(80)			$2,141	(B)	$5,905

Allowance for unbillable inventories	$2,244				$660	(C)	$1,584

Three Months Ended April 30, 1999
Valuation account deducted from assets to which it applies—
Allowance for doubtful accounts	$8,126	$1,997			$825		$9,298

Allowance for unbillable inventories	$2,244	$158					$2,402

Three Months Ended April 30, 2000
Valuation account deducted from assets to which it applies—
Allowance for doubtful accounts	$5,905	$1,215			$1,133		$5,987

Allowance for unbillable inventories	$1,584	$894					$2,478

(A)
Recoveries on accounts previously written off.

(B)
Uncollectible accounts written off and adjustments to the allowance.

(C)
Adjustments to the allowance account to reflect estimated net realizable value at year-end.

[MERRILL CORPORATION LOGO]

Class B Common Stock
Warrants to Purchase Class B Common Stock

PROSPECTUS

July 7, 2000

We have not authorized any dealer, salesperson or other person to give you any information other than this prospectus or to make any representation as to matters not stated in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer in any jurisdiction.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

    The following is an itemization of all estimated expenses incurred or expected to be incurred by us in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.

Item	Amount
SEC registration fee	$1,626
Legal fees and expenses	50,000
Accounting fees and expenses	25,000
Miscellaneous	10,000

Total	$85,626

Item 14. Indemnification of Directors and Officers.

    The Minnesota Business Corporation Act requires Merrill to indemnify any director, officer or employee made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of the company. Reference is made to the detailed terms of Section 302A.521 of the Minnesota Business Corporation Act for a complete statement of these indemnification rights.

    The articles of incorporation of Merrill provide that each director, officer, employee and agent, past or present of our company, and persons serving as such of another corporation or entity at our request, shall be indemnified to the fullest extent permitted by applicable state law.

    Merrill maintains directors' and officers' liability insurance, including a reimbursement policy in favor of Merrill.

Item 15. Recent Sales of Unregistered Securities.

    On November 23, 1999, we sold 140,000 units consisting of 12% senior subordinated notes due 2009 and warrants to purchase 172,182 shares of our class B common stock for an aggregate principal amount of $140,000,000 to Donaldson, Lufkin & Jenrette Securities Corporation in a private placement in reliance on Section 4(2) under the Securities Act, at an offering of $1,000 per unit. On the same day, we sold an aggregate of 500,000 shares of 14.5% senior preferred stock due 2011 along with other warrants to purchase an aggregate of 344,263 shares of our class B common stock to DLJ Merchant Banking Partners II, L.P. and other investors for $40.0 million and an aggregate of 3,212,852 shares of our class B common stock for $70.7 million to DLJ Merchant Banking Partners II, L.P. and some of its affiliates, each in a private placement in reliance on Section 4(2) of the Securities Act of 1933.

    On January 28, 2000, we granted options to purchase an aggregate of 406,230 shares of our class B common stock to some of our employees and independent contractors in reliance on Rule 701 and Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act").

    From February 1, 2000 through April 30, 2000, we granted options to purchase an aggregate of 17,760 shares of our class B common stock at an exercise price of $22.00 per share, to some of our employees and independent contractors in reliance on Rule 701 and Section 4(2) of the 1933 Act.

    From February 1, 2000 through April 30, 2000, we sold an aggregate of 614,928 coinvestment and 128,514 reinvestment shares of our class B common stock pursuant to our Direct Investment Plan, at a price of $22.00 per share. These shares were sold to some of our employees and independent contractors in reliance on Rule 701 and Section 4(2) of the 1933 Act.

    In May 2000, 362,322 shares of our class B common stock were issued to officers of our company at a price of $21.00 per share. Also in May 2000, 76,783 shares of our Class B common stock were issued to employees and consultants of our company at a price of $22.00 per share. In addition, options to purchase an aggregate of 146,425 shares of class B common stock at an exercise price of $22.00 per share were issued. These shares were sold to some of our officers and other employees in reliance on Rule 701 and Section 4(2) of the 1933 Act.

Item 16. Exhibits and Financial Statements Schedules.

a.  Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger dated as of July 14, 1999 between Merrill and Viking Merger Sub, Inc., as amended.
3.1*	Articles of Incorporation of Merrill Corporation, as amended.
3.2*	Amendment to Articles of Incorporation of Merrill Corporation as of June 20, 1986 and March 27, 1987.
3.3*	Amendment to Articles of Incorporation of Merrill Corporation as of November 22, 1999.
3.4*	Restated Bylaws of Merrill Corporation, as amended.
4.1*	Indenture dated as of November 23, 1999 among Merrill, the Guarantors and Norwest Bank Minnesota, N.A., as Trustee.
4.2*	A/B Exchange Registration Rights Agreement dated November 23, 1999 among Merrill, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation.
4.3*	Warrant Registration Rights Agreement dated November 23, 1999 among Merrill, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation.
4.4*	Form of Warrant to purchase shares of class B common stock dated November 23, 1999 issued in connection with November 1999 unit offering.
4.5*	Form of Warrant to purchase shares of class B common stock dated November 23, 1999 issued in connection with November 1999 equity investment.
5.1*	Opinion and Consent of Oppenheimer Wolff & Donnelly LLP.
10.1*	Purchase Agreement dated as of November 18, 1999 among Merrill, the Guarantors and Donaldson Lufkin & Jenrette Securities Corporation.
10.2*	Credit Agreement dated as of November 23, 1999 among Merrill, as a Guarantor, Merrill Communications LLC, as the Borrower, Various Financial Institutions, as the Lenders, DLJ Capital Funding, Inc., as the Syndication Agent for the Lenders, Wells Fargo Bank, N.A., as the Documentation Agent for the Lenders, and U.S. Bank National Association, as the Administrative Agent for the Lenders.
10.3*	Investors' Agreement dated November 23, 1999 among Merrill and the shareholders party thereto.
10.4*	Employment Agreement effective as of November 23, 1999 between Merrill and John W. Castro.

10.5*	Employment Agreement effective as of November 23, 1999 between Merrill and Rick R. Atterbury.
10.6*	1999 Stock Option Plan.
10.7*	Direct Investment Plan.
10.8*	Form of Participation Agreement in 1999 Stock Option Plan and Direct Investment Plan between Merrill and each of its executive officers.
10.9*	Form of Letter Agreement with B. Michael James, Mark A. Rossi and Joseph P. Pettirossi.
10.10*	Stock Purchase Agreement dated March 28, 1996 by and among Merrill Corporation and the Shareholders of FMC Resource Management Corporation.
10.11*	Asset Purchase Agreement dated as of June 11, 1998 among Merrill Acquisition Corporation and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.
10.12*	First Amendment to Asset Purchase Agreement dated December 18, 1998 among Merrill/Executech, Inc. and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.
10.13*	Second Amendment to Asset Purchase Agreement dated effective as of June 11, 1998 among Merrill/Executech, Inc. and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.
10.14*	Asset Purchase Agreement dated March 11, 1999 among Merrill Daniels, Inc., Daniels Printing, Limited Partnership and all of the partners of Daniels Printing Limited Partnership.
10.15*	Facilities Lease dated October 1, 1985 between the Port Authority of the City of Saint Paul as lessor and Merrill Corporation as lessee.
10.16*	Land Lease dated October 1, 1985 between the Port Authority of the City of Saint Paul as lessor and Merrill Corporation as lessee.
10.17*	Lease dated as of May 1, 1994 between The Rector, Church-Wardens, and Vestrymen of Trinity Church in the City of New York, as landlord and The Corporate Printing Company, Inc., as lessee, assignor to Merrill/New York Company.
10.18*	Office Lease Agreement dated July 30, 1998 between Beametfed Inc. and Merrill Corporation.
10.19*	Agreement of Lease dated January 25, 1995 between East 55th Street Limited Partnership (assignee of The Overton-La Cholla Joint Venture) and Merrill Daniels, Inc. (assignee to Daniels Printing, Limited Partnership) .
10.20*	Amendment No. 1 to Investors' Agreement.
10.21*	Lease of 15 Presidential Way dated March 31, 2000 between Ames Realty Trust and Merrill Communications LLC.
12.1	Statement of Earnings to Fixed Charges.
21.1*	Subsidiaries of Merrill.
23.1*	Consent of Oppenheimer Wolff & Donnelly LLP.
23.3	Consent of PricewaterhouseCoopers, LLP.
24.1	Powers of Attorney.
27.1	Financial Data Schedule.

27.2	Financial Data Schedule.
27.3	Financial Data Schedule.
27.4	Financial Data Schedule.
27.5	Financial Data Schedule.

*
Previously filed.

b.  Financial Statements Schedules.

    Schedule II - Valuation and Qualifying Accounts

Item 17. Undertakings.

    The undersigned registrant hereby undertakes:

    1.  To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

      a.  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      b.  To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement.

      Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      c.  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that the undertakings set forth in paragraphs (a) and (b) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

    2.  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

    3.  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each of the registrants pursuant to the foregoing provisions, or otherwise, each of the registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities

Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer, or controlling person of the registrants in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, each of the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on July 10, 2000.

MERRILL CORPORATION
By:	/s/ JOHN W. CASTRO John W. Castro President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints John W. Castro, Rick R. Atterbury and Steven J. Machov, and each of them, his or her true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this amendment to this registration statement has been signed on July 10, 2000 by the following persons in the capacities indicated.

Signature	Title

/s/ JOHN W. CASTRO John W. Castro	President, Chief Executive Officer and Director (Principal Executive Officer)
* Rick R. Atterbury	Executive Vice President, Chief Technology Officer and Director
/s/ ROBERT H. NAZARIAN Robert H. Nazarian	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Lawrence M. Schloss	Director
/s/ MATTHEW I. SIROVICH Matthew I. Sirovich	Director
/s/ JAMES A. QUELLA James A. Quella	Director
/s/ STEVEN J. MACHOV Steven J. Machov	Attorney-in-Fact

INDEX TO EXHIBITS

No.	Item	Method of Filing
2.1	Agreement and Plan of Merger dated as of July 14, 1999 between Merrill and Viking Merger Sub, Inc., as amended.	Incorporated by reference to our Current Report on Form 8-K dated July 20, 1999.
3.1	Articles of Incorporation of Merrill Corporation.	Incorporated by reference to our Registration Statement on Form S-1 (File No. 33-4062).
3.2	Amendment to Articles of Incorporation of Merrill Corporation as of June 20, 1986 and March 28, 1987.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1987.
3.3	Amendment to Articles of Incorporation of Merrill Corporation as of November 22, 1999.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
3.4	Restated Bylaws of Merrill Corporation, as amended.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1990.
4.1	Indenture dated as of November 23, 1999 among Merrill, the Guarantors and Norwest Bank Minnesota, N.A., as Trustee.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
4.2	A/B Exchange Registration Rights Agreement dated November 23, 1999 among Merrill, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
4.3	Warrant Registration Rights Agreement dated November 23, 1999 among Merrill, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
4.4	Form of Warrant to purchase shares of class B common stock dated November 23, 1999 issued in connection with November 1999 unit offering.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
4.5	Form of Warrant to purchase shares of class B common stock dated November 23, 1999 issued in connection with November 1999 equity investment.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
5.1	Opinion and Consent of Oppenheimer Wolff & Donnelly LLP.	Previously filed.
10.1	Purchase Agreement dated as of November 18, 1999 among Merrill, the Guarantors and Donaldson Lufkin & Jenrette Securities Corporation.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.2	Credit Agreement dated as of November 23, 1999 among Merrill, as a Guarantor, Merrill Communications LLC, as the Borrower, Various Financial Institutions, as the Lenders, DLJ Capital Funding, Inc., as the Syndication Agent for the Lenders, Wells Fargo Bank, N.A., as the Documentation Agent for the Lenders, and U.S. Bank National Association, as the Administrative Agent for the Lenders.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).

10.3	Investors' Agreement dated November 23, 1999 among Merrill and the shareholders party thereto.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.4	Employment Agreement effective as of November 23, 1999 between Merrill and John W. Castro.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.5	Employment Agreement effective as of November 23, 1999 between Merrill and Rick R. Atterbury.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.6	1999 Stock Option Plan.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.7	Direct Investment Plan.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.8	Form of Participation Agreement in 1999 Stock Option Plan and Direct Investment Plan between Merrill and each of its executive officers.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.9	Form of Letter Agreement with B. Michael James, Mark A. Rossi and Joseph P. Pettirossi.	Previously filed.
10.10	Stock Purchase Agreement dated March 28, 1996 by and among Merrill Corporation and the Shareholders of FMC Resource Management Corporation.	Incorporated by reference to our Current Report on Form 8-K dated April 15, 1996.
10.11	Asset Purchase Agreement dated as of June 11, 1998 among Merrill Acquisition Corporation and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1999.
10.12	First Amendment to Asset Purchase Agreement dated December 18, 1998 among Merrill/Executech, Inc. and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1999.
10.13	Second Amendment to Asset Purchase Agreement dated effective as of June 11, 1998 among Merrill/Executech, Inc. and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1999.
10.14	Asset Purchase Agreement dated March 11, 1999 among Merrill Daniels, Inc., Daniels Printing, Limited Partnership and all of the partners of Daniels Printing Limited Partnership.	Incorporated by reference to our Current Report on Form 8-K filed on April 29, 1999.

10.15	Facilities Lease dated October 1, 1985 between the Port Authority of the City of Saint Paul as lessor and Merrill Corporation as lessee.	Incorporated by reference to our Registration Statement on Form S-1 (File No. 33-4062).
10.16	Land Lease dated October 1, 1985 between the Port Authority of the City of Saint Paul as lessor and Merrill Corporation as lessee.	Incorporated by reference to our Registration Statement on Form S-1 (File No. 33-4062).
10.17	Lease dated as of May 1, 1994 between The Rector, Church-Wardens, and Vestrymen of Trinity Church in the City of New York, as landlord and The Corporate Printing Company, Inc., as lessee, assignor to Merrill/New York Company.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1997.
10.18	Office Lease Agreement dated July 30, 1998 between Beametfed Inc. and Merrill Corporation.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1999.
10.19	Agreement of Lease dated January 25, 1995 between East 55th Street Limited Partnership (assignee of The Overton-La Cholla Joint Venture) and Merrill Daniels, Inc. (assignee to Daniels Printing, Limited Partnership) .	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1999.
10.20	Amendment No. 1 to Investors Agreement.	Previously filed.
10.21	Lease of 15 Presidental Way dated March 31, 2000 between the Ames Realty Trust and Merrill Communications LLC.	Previously filed.
12.1	Statement of Earnings to Fixed Charges.	Filed herewith.
21.1	Subsidiaries of Merrill.	Previously filed.
23.1	Consent of Oppenheimer Wolff & Donnelly LLP.	Included in Exhibit 5.1.
23.3	Consent of PricewaterhouseCoopers LLP.	Filed herewith.
24.1	Powers of Attorney.	Previously filed and included on page II-5
27.1	Financial Data Schedule.	Filed herewith.
27.2	Financial Data Schedule.	Filed herewith.
27.3	Financial Data Schedule.	Filed herewith.
27.4	Financial Data Schedule.	Filed herewith.
27.5	Financial Data Schedule.	Filed herewith.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
SUMMARY OF THE TERMS OF THE WARRANTS
OUR COMPANY
THE MERGER
OUR ADDRESS
SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
Summary Compensation Table
SECURITY OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS OF FIVE PERCENT OR MORE
RELATED PARTY RELATIONSHIPS AND TRANSACTIONS
WARRANTHOLDERS
DESCRIPTION OF WARRANTS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
INDEX TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS